WEATHERFORD INTERNATIONAL LTD.



13002281



Weatherford®

2012 ANNUAL REPORT



Weatherford®

LETTER TO SHAREHOLDERS 2
FINANCIAL RESULTS 5

FORMATION EVALUATION 6
WELL CONSTRUCTION 10
COMPLETION 14
PRODUCTION 18

OPERATIONAL EXCELLENCE AND PERFORMANCE SYSTEM 22
CORPORATE RESPONSIBILITY 24
MEETING CLIENT CHALLENGES 26
GLOBAL HIGHLIGHTS 28
LEADERSHIP 32
FINANCIAL REPORT 35
CORPORATE INFORMATION INSIDE BACK COVER

Weatherford International Ltd. (NYSE / Euronext Paris / SIX: WFT) is a Swiss-based, multinational oilfield service and technology company. We are one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry. We operate in more than 100 countries and employ more than 70,000 people worldwide. With a product and service portfolio that spans the life cycle of a well—drilling, evaluation, completion, production and intervention—and a robust research and development effort, we are well positioned to meet the ever-evolving needs of the oil and gas industry.

Today's Weatherford is the result of organic growth, innovation and the consolidation of more than 300 acquisitions over the last 26 years. Weatherford's strategy is centered on driving down the cost of development and improving recovery of oil and gas reserves. Our product, service and technology portfolio, our operations capabilities and our worldwide infrastructure have all been developed with this strategy in mind.

LETTER TO SHAREHOLDERS

"We will take the unique industrial assets that we have built and use them to create value for our shareholders. We did so in the past. We will do so again. We will pursue three objectives relentlessly—substantially increase profitability, create a culture of cash and continue to deliver differentiated growth."

Bernard J. Duroc-Danner
Chairman, President and Chief Executive Officer



2012 was one of the most difficult in the 26 years of Weatherford's existence. It was difficult for our shareholders, difficult for our directors and difficult for our employees. The nature of the challenges that we encountered is one in which we had no prior experience. It is a management issue and a product of 26 years of growth in which we focused on strategic and operating development at the expense of administration. Recovering from this situation is an absolute priority. I will make it a personal commitment.

We need to address these issues fundamentally. We will do so; we have begun. We have put in place a much stronger administrative structure that more closely links the relevant financial and administrative functions, and that is embedded within our operational structure. We will address the issues at the coalface, across the more than 120 countries in which we operate. More than ever this will allow us to take the unique industrial and technological assets that we have built and use them to create value for our shareholders.

In doing so we will pursue three objectives relentlessly—substantially increase profitability, create a culture of cash and continue to deliver differentiated growth. We will retain our entrepreneurial roots but without taking our eyes off the first two objectives.

Looking at our operations, Weatherford delivered the fourth consecutive year of growth in revenues and underlying profitability. Our fourth quarter 2012 revenues of $4 billion were the highest in the Company's history. All of this is a testament to our operations performance.

Our safety culture and performance, which is critical to the well-being of our staff, our clients and the community in which we do business, continued to progress. Weatherford improved our safety performance in 2012 compared to 2011 and indeed surpassed all previous years. The Total Recordable Incident Rate (TRIR), Lost Time Incident Rate (LTIR) and Preventable Vehicle Incident Rate (PVIR) all declined year-over-year and all were at five-year lows. We can trace these improvements to our concerted efforts, starting with the formation of a Safety Leadership Council in 2011 and followed by the deployment of our Eight GEMS safety program. I am proud of our proven ability to reduce incidents, and we continue to set ambitious but I believe achievable targets for 2013, working towards industry best.

Our Focus

We have six imperatives, the first of which is *market focus*. We will focus on markets and clients where we have a competitive advantage based on our differentiating technology, specific capability and infrastructure. We will pursue selective growth by engaging aggressively with our clients in the geographical and product line markets in which we choose to compete.

Second is *talent management*. Our ability to provide an environment of innovative possibilities and individual achievement in order to retain and attract great talent to Weatherford is fundamental to the success of our business. We will be relentless in providing a reason and purpose for our dedicated workforce to maximize their and the organization's potential.

We see *organizational clarity* as an imperative, and we have put in place a structure with performance expectations and accountability among regions, product lines and supporting functions. We will pursue functional maturity and excellence to drive reliability, efficacy and ultimately efficiency in all of the supporting functions. To achieve best-in-class *safety and service quality*, we are embedding safety and quality in everything we do to drive consistency, competency, reliability and credibility.

$15B *in revenues for 2012, the highest in the Company's history.*

Finally, *capital efficiency* and *financial performance*. We will forge a culture of cash—cash returns, that is—and capital efficiency. In focusing on improvements, we are taking a multidisciplinary approach involving regions, finance, product lines, supply chain, logistics and trade compliance staff. A specific task force is steering these efforts to improve capital and operating efficiencies through the entire organization. It must be cast permanently in our culture and value system.

Our Industrial Position

For many years we have been intentional and strategic in building our industrial assets, and that has been driven by three secular themes facing the oil and gas industry: maximizing recovery in aging reservoirs, the rise of unconventionals and securing well integrity. We have systematically developed capabilities to address these industry challenges, all with the intent of reducing costs and increasing recovery of oil and gas. We have built a global infrastructure in all the major oil and gas basins and regions, and have developed the experienced talent base required to deliver quality technology, products and services.

The industry is increasingly concerned with the accelerating decline rates in aging reservoirs against the backdrop of rising global demands. It is becoming more difficult and more costly to maintain production volumes from a growing number of tired reservoirs. Yet we must focus on these reservoirs to maximize recovery and realize the legacy of these proven reserves. This challenge is spurring operational efficiency improvements and technological innovation, which is good for and needed by the industry. As a production optimization innovator, Weatherford is a key contributor to this domain.

3 secular themes driving our strategic approach:

- *Aging reservoirs*
- *Unconventionals*
- *Well integrity*

Finding new oil and gas sources to replace production from these mature conventional reservoirs has always been challenging. The rise of unconventionals, first in the U.S. and now emerging internationally, is a response to this challenge. Weatherford has always had a focus on this important segment of our industry due to the strategic fit with our differentiated technology portfolio, especially in formation evaluation, completion and artificial lift. The heightened profile of unconventionals is compelling and may be new to the industry, but it is already becoming a part of what we do. Unconventional resources are a part of Weatherford's core.

The third theme, the importance of well construction to ensure well integrity and of constructing a wellbore that is safe and reliable, has always been a critical part of our industry from inception. The Macondo disaster in the Gulf of Mexico in 2010 and the increase of hydraulic fracturing in unconventional wells have raised the profile of well integrity in the public eye. Well construction to prevent any leakage from the wellbore and to protect our environment is a priority for our clients, for us and for the people in whose areas we do business. Weatherford has always been strongly positioned to meet the needs of the client and their wells in this domain. Well integrity is what Weatherford does, where Weatherford leads—both historically and over recent years—reducing risks for our clients and the industry.

Weatherford has deliberately and steadily developed a leading and technologically advanced portfolio of products and services in well construction, formation evaluation, completion and production to address these secular industry trends.

Our objectives now are to exploit our industrial focus, step change our operational efficiency and improve returns and profitability. Where we do not believe we should focus our efforts because a business is not aligned with Weatherford strategy, we will exit the business. Our areas of strength—well construction, formation evaluation, completion and production—comprise the core of the Company. We will divest in an organized and methodical fashion the products and service lines that do not further our leadership in our selected core areas. The additional capital that is freed up by asset rationalization will be reinvested in our Company.

We will continue to develop our safety program to drive further improvements through fundamental behavioral change. In addition, we have implemented the Four Tenets of our environmental program introduced in 2012: Managing Waste Effectively; Using Water Efficiently; Reducing Impacts to Land; and Decreasing Energy Use Significantly.

Our Next Chapter

Weatherford's outlook is very much influenced by our steadfastness in developing our product and service portfolio, which is a result of our 26-year industrial construction. We have maintained steady revenue growth for more than 20 years, despite global economic uncertainties and political upheaval in many markets. After years of investing and building our global infrastructure, we are where our clients need us to be, in every sense: strategically, technologically, operationally and geographically. Weatherford is well positioned for the future. Our core segments should experience some of the industry's strongest and longest lasting growth.

Our talented and dedicated Weatherford employees with unyielding spirit are the reason the Company withstood the very difficult headwinds in 2012, and still delivered impressive growth. I am deeply grateful for their commitment, for fully accepting and embodying our transformed culture, and for turning the tide. They are the future of Weatherford, and yet another compelling reason for optimism. I also offer my humble thanks and deep respect to Weatherford shareholders for your faith in our strategy amidst challenging returns this past year, and to our board of directors for supporting our vision and offering steadfast direction. We are firm in our mission, strategy, culture and unshakeable intent to grow value to the benefit of our clients, owners and employees. We are ready to shine.

Respectfully,



Bernard J. Duroc-Danner
Chairman, President and Chief Executive Officer

FINANCIAL RESULTS

(In millions, except per share data)	2012	2011	2010
Statement of Operations Data:			
Revenues	**$ 15,215**	$ 12,988	$ 10,221
Operating Income	**298**	1,307	774
Net Income (Loss) from Continuing Operations Attributable to Weatherford	**(778)**	189	(217)
Diluted Earnings (Loss) Per Share from Continuing Operations Attributable to Weatherford	**$ (1.02)**	$ 0.25	$ (0.29)
Diluted Weighted Average Shares	**765**	760	743
Balance Sheet Data:			
Total Assets	**$ 22,795**	$ 21,051	$ 19,199
Total Debt	**8,634**	7,606	6,765
Shareholders' Equity	**8,818**	9,345	9,118
Depreciation and Amortization	**$ 1,282**	$ 1,136	$ 1,048

FORMATION EVALUATION

Formation evaluation services are integral to making timely, informed decisions about the reservoir—everything from whether it is economically viable to the best way to develop a field for optimal production. Weatherford has built one of the industry's most comprehensive and technologically advanced portfolios of formation evaluation services for understanding the reservoir to reduce uncertainty, balance costs and lower geological risks. Our integrated approach enables operators to make data-based decisions around well placement, drilling, completion and production.



FORMATION EVALUATION

Weatherford's tools, technologies and analytical methods for understanding the reservoir include wireline with multiple conveyance options, logging-while-drilling (LWD), surface logging systems and laboratory services, including measurements of petrophysical, geological and geochemical properties. In addition, Weatherford Laboratories has pioneered the deployment of key laboratory services at the wellsite.


0.10 mm

Weatherford's industry-leading Focused Ion Beam Scanning Electron Microscopy (FIB-SEM) provides accurate pore system characterization with a resolution of 1nm (1 billionth of 1m). Pores in shale reservoirs range from 5nm to 480nm.

While our formation evaluation services have broad applications across all types of reservoirs, Weatherford has strategically integrated tools, technologies, systems and talent focused on unlocking the potential of unconventional reservoirs, particularly shale.

A decade of exploiting shales has highlighted the challenge of producing these formations economically. Drilling more wells, longer laterals, and increasing the number and size of hydraulic fracturing jobs have not solved the problem. The industry is learning that a more integrated approach is needed to find solutions.

To help shale operators, Weatherford's Petroleum Consulting (PC) services integrate many complementary technologies, as they are needed. Using proprietary workflow, PC helps operators identify the reservoir's sweet spots—the zones that present the ideal combination of rock brittleness and hydrocarbon content for successful fracturings and maximized production. This workflow includes our core laboratories, rock-cuttings analysis at the wellsite, and LWD measurements to improve geosteering and/or identify the sweet spots. Complementary to LWD, slim or compact imaging tools can be used to map the natural fractures and faults before fracking. Finally, microseismic monitoring, which measures fracture growth during stimulation, helps pinpoint those zones that will make the most positive contributions to the well's overall production.

Looking at the Rock

To optimize shale exploitation, the focus has shifted to looking at the rock—a discipline where Weatherford has differentiating technologies. Formation evaluation helps characterize rock properties such as hydrocarbon content, permeability, porosity and frackability, all of which affect the economics of unconventional resources.

Wellsite geoscience services incorporate four advanced and portable technologies, each one designed to quantify a variety of formation attributes: the proprietary GC-TRACER® surface gas detector and Source Rock Analyzer (SRA), alongside an X-ray diffraction (XRD) tool and an X-ray fluorescence (XRF) tool. Together, these technologies provide precise measurements of formation gas, hydrocarbon content, thermal maturity and rock mineralogy, and enhance wellbore positioning through the elemental data (chemostratigraphy), all at the wellsite.

Wellsite geoscience services are an extension of Weatherford Laboratories, a global network of geologists, geochemists and engineers in more than 20 countries worldwide—the industry leaders in core, fluid and gas analysis. In addition to their wellsite services, these experts perform a range of formation evaluation laboratory services, including routine and advanced core analysis, sorption studies, geochemistry, enhanced oil recovery (EOR)/improved oil recovery (IOR) studies, pressure-volume-temperature (PVT) studies and isotopic composition. With this information on reservoir rock and fluid properties, Weatherford Laboratories sets the standard for evaluation of unconventional reservoirs.

Optimizing Horizontal Drilling and Well Placement

LWD tools provide real-time petrophysical data to evaluate the formation as it is drilled and geosteer the drill bit into the optimal zones of the reservoir. The location of the well with respect to the sweet spots is critical in understanding well performance and improving the frac design for shale plays. LWD can be integrated with our Wellsite Geoscience offerings to provide


Weatherford®
LABORATO

Laboratory and Wellsite Geoscience Services

Weatherford's Wellsite Geoscience services bring advanced, laboratory-based formation evaluation techniques to the wellsite, enabling faster and more informed reservoir development decisions. Near real-time geochemistry, advanced mud-gas detection, mineralogy and elemental composition are used to make informed drilling and completions decisions, to maximize production for the well and minimize costs associated with uneconomic completions.

The MotarySteerable™ directional control system combines traits of two conventional technologies—mud motors and rotary-steerable systems (RSS)—to optimize directional drilling and minimize costs. It incorporates the new targeted bit-speed steering technique to overcome limitations associated with conventional mud motors, such as sliding and the absence of 3D directional control while rotating. The *MotarySteerable* system is an economical alternative to RSS that delivers directional-drilling performance and reduces risk exposure. Weatherford tested this system extensively in conventional environments and multiple North American shale plays before successful field deployment. The *MotarySteerable* system effectively minimizes sliding and increases drilling speeds.



more data to keep the driller on target, making for an easier, more predictable and more accurate drilling job.

Our suite of LWD services addresses the formation evaluation challenges that operators face today, from high-pressure/high-temperature drilling to shale reservoir geosteering and evaluation. Only Weatherford offers the SpectralWave™ LWD, a sensor that provides measurements for evaluating organic content and mineralogy, along with borehole images to interpret formation structure and dip. The *SpectralWave* sensor experienced significant uptake in 2012 in North America, Saudi Arabia, Latin America and other markets, along with the ShockWave® and SineWave™ sonic tools that run in tandem with the *SpectralWave* sensor to deliver superior-quality sonic measurements while drilling. The *ShockWave* and *SineWave* technologies provide the highest-quality, real-time LWD sonic measurements for applications such as seismic correlation and geomechanical evaluation for optimizing fracturing programs. We have increased production of the *SpectralWave, ShockWave* and *SineWave* tools to meet growing demand. In particular, the *SineWave* tool enables operators complete unconventional analysis in real time.

The Compact™ suite of smaller-diameter logging and evaluation tools provides the full array of formation evaluation services, including high-resolution borehole imaging for fracture detection, with the widest array of conveyance options for logging high-angle, horizontal and problem wellbores.

This integrated approach to shale well development enables clients to achieve greater drilling and completion efficiencies with tools that naturally fit shale needs. Rather than existing tools that have been modified to fit, our tools are custom-designed and built specifically for shale oil and gas development.

Bringing this level of scientific scrutiny to shale plays has helped us expand quickly into this still-growing unconventional market segment. We plan to continue to expand our product portfolio and offer new innovative ways to integrate formation evaluation, drilling and completion services to help operators achieve ever-higher success rates in their wells.

WELL CONSTRUCTION

The quality of well construction affects the entire life cycle of the well and its productivity over time. Weatherford designs, drills, places and cases the wellbore to stand the test of time and the downhole environment during drilling, production, decline management and well abandonment. Our well-construction offerings improve well integrity and drilling reliability, while reducing well-construction costs and extending the well's productive life. By collaborating with our clients early in the well-construction process, we can deliver our application-based suite of integrated products and services for the best overall technical solution. This strategy has enabled us to grow our market share by winning additional contracts.



WELL CONSTRUCTION

Weatherford's well-construction portfolio accommodates a wide range of operating scenarios to make well construction safer, minimize nonproductive time and enhance reservoir deliverability. We have industry-leading positions in tubular running, cementing, liner hangers, closed-loop drilling, drilling-with-casing/drilling-with-liner, solid expandable systems and pressure control. Weatherford has been at the forefront of closed-loop drilling, rig-floor mechanization, drilling automation and other advances that have improved the safety and efficiency of well construction. These innovations have supported the industry with operations in extreme environments, compliance with increasingly stringent regulations and optimization of drilling processes. Continually enhancing the current technology portfolio will be a key driver in further improving our strong position in the well-construction market.

Well-Engineering and Project-Management Competencies

Our phased approach to reaching total depth—Explore, Engineer, Execute—reflects Weatherford's deep well-engineering and project-management competencies. Through collaboration, we are able to play to our own and our clients' strengths to achieve a better outcome.

By applying our competencies on the front end, Weatherford can help determine the best way to run casing to depth, ensure high-integrity cementing and achieve proper zonal isolation to generate reliable and long-term production from the well. We can determine the proper equipment deployment for working efficiencies and streamline interfaces between the client, product lines, operations and suppliers.



This approach is making it possible to drill wells once considered too risky or undrillable. For example, Weatherford's well-engineering and project-management teams helped deliver a comprehensive solution when the teams had to develop a Secure Drilling℠ plan for two critical hole sections in multiple wells to mitigate the risk due to unstable formations and zones with major fluid loss.The project had previously been deemed by the client to be technically and commercially unviable. Weatherford's engineering services were also used through the execution phase of the project in Trinidad.

Our multidisciplinary engineering expertise also comes into play with our Total Depth℠ services for wellbore integrity. The Total Depth services are aimed at determining the best approach for running casing to depth and ensuring high-integrity cementing over the life of the well. In collaboration with the client, we develop a clear understanding of objectives, identify potential hazards and design the well plan accordingly. At the wellsite, Weatherford provides comprehensive support services to ensure the well reaches its planned depth safely and efficiently. Strong uptake of the Total Depth services in India, Iraq, Turkmenistan, Ecuador, Argentina and other countries in 2012 reflected our clients' needs to mitigate the risks of unstable wellbores, nonproductive time and other costly challenges. Client acceptance led to significant increases in implementation of our OverDrive™ top-drive casing-running systems and our drilling-with-casing (DwC™) technologies.

43 years of market leadership in RCD technology, a key precursor to closed-loop drilling systems.

Extending Technologies

With the ongoing focus on drilling reliability and process safety during well construction, closed-loop systems enhance well control with real-time monitoring and analysis of microchanges in wellbore pressure and flow. Weatherford is a leader in managed pressure drilling (MPD) systems that use a rotating control device (RCD) to convert the traditional open-loop fluid circulation system on a drilling rig into a closed loop. MPD mitigates the risks of lost circulation, stuck pipe, kicks and other pressure-related events that can make wells undrillable. The technique is gaining a wider audience as drilling contractors begin adopting this technology to improve safety on their rigs.



Weatherford's Sentry™ system makes air drilling a cleaner, safer process by replacing open pits, which can contaminate soil and groundwater, and eliminating the potentially hazardous practice of cold-venting natural gas also associated with open-top tanks.

For more than 40 years, Weatherford has been a market leader in the RCDs that are a central technology for closed-loop systems, and we continue to extend the technology. While RCDs have been used offshore at the rig-splash zone and below the rig, in 2013 Weatherford will deliver the industry's first subsea RCD, making our clients' dual-gradient projects in the Gulf of Mexico possible.

The RipTide® underreamer also experienced substantial growth in 2012. We enhanced the industry's first electronically controlled drilling reamer with radio-frequency identification (RFID) technology. RFID tags are pumped down the well and signal the arms to open or close as required. The borehole can be enlarged up to 25 percent beyond the bit diameter. This capability reduces sticking and ensures the liner can reach total depth in one run, saving time and extending production. In 2012, we performed the first tandem run of the *RipTide* technology with RFID in the deepwater Gulf of Mexico.

Rigless Well Abandonment

Adoption of Weatherford's rigless well-abandonment services was particularly strong in the Gulf of Mexico in 2012. Offshore abandonment is receiving more industry attention because of the growing number of aging wells worldwide. There are also the increasingly stringent and expanding regulations for offshore abandonments. As part of our integrated well-servicing approach, Weatherford developed a rigless, hydraulic, pulling-and-jacking unit for production decline management and well abandonment. The pulling-and-jacking unit is safe, compact, lightweight, and operates completely independently from the crane. Building on our successful track record in the Gulf of Mexico, rigless technology was deployed by a major operator in Asia in 2012. The pulling-and-jacking unit is also generating interest in Canada, Alaska, the North Sea, the Middle East, North Africa and Latin America.

COMPLETION

In 2012, Weatherford's completion business segment continued to experience rapid growth with a year-on-year revenue increase that was approximately double that of the overall market. This growth was led by shale completions in North America and China. There was also significant business expansion in the Middle East and Latin America. Key initiatives took center stage—expansion and lead-time reduction within our supply chain processes and the global growth of our field service organization. These activities capitalized on increased industry demand for an excellent provider of completion services. The supply chain expansion delivered a fourfold increase in capacity in 2012 that enabled us to service increased demand in the rapidly expanding shale market and positioned the Company for additional growth in the future.



Pictured: Weatherford's FloReg™ inflow control device enables reservoirs to drain more efficiently, thus maximizing production and ultimately the total amount of oil that can be recovered from the reservoir.

COMPLETION

Weatherford completed the acquisition of Petrowell UK Ltd., based in Aberdeen, Scotland. Petrowell specialized in high-end completion products for the demanding offshore and deepwater basins around the world. Two key acquired technologies—the radio-frequency identification (RFID) device actuation technology and the i-ball® multizone completion system—fit well into Weatherford's existing product portfolios. Petrowell's large European-based engineering group helped complete Weatherford's transformation from a major product supplier of completion components, to an engineering and technology leader at the cutting edge of systems development for unconventional and reservoir-based completions.

Reservoir-Based Completions

In 2012, Weatherford solidified its position as one of the leaders in the rapidly growing reservoir-based lower completion market. We are focusing on enhancing the operator's ability to stimulate and produce the reservoir from individual compartments in the horizontal section of the well. This results in the enhancement of the reservoir drainage, which ultimately increases the amount of recoverable hydrocarbons.

Our ZoneSelect® multizone completion system, introduced in 2008, has been recognized as one of the most robust in the industry. Weatherford offers the broadest product offering in the industry, including openhole isolation packers and fracturing sleeves. We provide all types of openhole packers, from mechanical, swellable and inflatable packers to tools that combine multiple sealing methods in one unique unit. Our frac sleeve offering contains conventional ball drop and coiled tubing shiftable systems, as well as the unique *i-ball* frac sleeve. As the industry learns more about producing shales, reservoir-based lower completions are becoming more common around the world.


26,000

ZoneSelect® intervals installed across most major shale plays, including the North Sea, Asia Pacific and the Middle East.

Weatherford uses RFID to remotely control downhole tools, ICDs and multizone frac sleeves, eliminating the need for doing complicated, expensive well interventions during completions.

In addition to our multizone completions, Weatherford provides best-in-class solutions for inflow control to break up the reservoir into discrete intervals and control production. Our modular systems for production combine sand control, zonal isolation and inflow control devices (ICDs) to reduce sand production, maximize recovery and minimize formation damage. In 2012, Weatherford's FloReg™ ICD continued to penetrate the North Sea, West African, Latin American and Australasian markets with solutions for reducing unwanted early water or gas production. Horizontal wells are an established method for hydrocarbon recovery; however, the early onset of unwanted fluids in horizontal wells can lead to production losses, reduced reserves extraction and, ultimately, a decrease in profitability. ICDs enable the reservoir to drain more efficiently, thus maximizing production and ultimately the total amount of oil that can be recovered from the reservoir.



Weatherford's patented i-ball® *frac sleeve technology enhances the* ZoneSelect® *system by using balls of the same size to actuate an infinite number of sleeves. The* i-ball *increases the* ZoneSelect *system's applicability in more openhole completions by maximizing production, reducing operating costs and increasing fracturing efficiency.*

Weatherford continued to strengthen its industry-leading position in sandface completions in 2012. Resurgence in our leading expandable sand-screen (ESS®) offering and conventional well screens as well as our market position in conventional gravel and frac pack are driving growth. Weatherford is the exclusive distributor of the MazeFlo™ screen—a trademark of ExxonMobil Corporation—which is the industry's only self-healing screen. The *MazeFlo* screen prolongs well production, eliminating expensive remediation and surface intervention operations by providing a backup filtration layer should the primary layer become compromised.

Eliminating Intervention During Completions

The addition of RFID technology to Weatherford's Optimum completion portfolio opens a pivotal new frontier for technology development. Using RFID to remotely control downhole tools, ICDs and multizone frac sleeves eliminates the need for doing complex, expensive well interventions during completions. This can save millions of dollars in completion costs. In 2012, we deployed this technology in critical applications in the North Sea, Asia and the Middle East. RFID technology is scheduled for deployment in many unique applications in 2013.

As operators increase their focus on selecting completions that enable them to better exploit the reservoir, Weatherford will continue to innovate on our industry-leading portfolio. We are already working on the next generation of completion technology differentiators.

Zonal Isolation: While the *ZoneSelect* product offering is the most comprehensive in the industry, the addition of the *i-ball* system represents a significant advancement in multizone completion technology. Conventional tapered-seat designs require different sized balls and seats in the sleeve in each separate zone. The *i-ball* system is different in that it uses only one ball size to actuate a virtually unlimited number of zones. The seat in the *ZoneSelect i-ball* sleeve is the same size from the top of the well to the bottom. Operators can therefore maintain a larger diameter through the wellbore, eliminating intervention trips that would otherwise be required to mill out the tapered seats of conventional sleeves. We successfully deployed several hundred of these tools in 2012 and were recognized by our clients and awarded the *World Oil* Best Completion Technology Award.



PRODUCTION

Production services maximize reservoir recovery with artificial lift, well optimization, remote monitoring and control technologies. Weatherford is the only company that provides all forms of artificial lift, enhanced by one of the most comprehensive suites of optimization services in the industry, all working together seamlessly to boost a field's production and profitability.



Weatherford benefits not only from our strong production portfolio, but from the natural link between completion and production. Completions are moving upstream in the planning process. Completion performance is also driving demand for artificial lift and production optimization much earlier than in the past. In addition, the steep and often unpredictable decline curve for unconventional resources requires artificial lift early in the life of a well to maintain production. Weatherford's production capabilities are well positioned for this new dynamic.

1st

real-time collaboration center opened to demonstrate our integrated technologies for total production management.

Total Production Management

Weatherford's long-held vision to deliver solutions for extending production in aging reservoirs has resulted in the industry's broadest suite of applications for total production management. We have an unrivaled leadership position in artificial lift, based on our trusted advisor status with operators and the significant barriers to entry—technology, intellectual property, footprint, supply chain management and credibility. With an increasing number of wells being drilled and lower productivity per well, global demand for artificial lift is growing. In addition, horizontal wells require advanced surveillance and lift technologies, and mature assets need maintenance and services.

Weatherford continues to build infrastructure and innovate to meet operators' needs for artificial lift. In 2012, we invested in additional lift manufacturing capacity in the United States, Southeast Asia and Latin America. New and expanded facilities help Weatherford keep pace with demand spurred by the shift in focus from natural gas to liquids in shales, market share growth and extending the life of aging reservoirs. During the year, we field tested a hydraulic pump prototype, patented a part for a sucker rod rotator to send an automatic alarm when rods are not rotating adequately, and made other product advancements. We also placed approximately 50 engineering graduates in the field with special training in artificial lift. They were the second class of professionals to complete the training program aimed at providing excellent service to clients and improving our documented competency level for lift.

We have concentrated our efforts on delivering integrated solutions during the initial and steady-state operations of an asset to expand the period when a producer can operate profitably. As operators maintain production on an ever larger number of wells—many using Weatherford's artificial-lift technology—they are generating millions of data sets every day. The data must be processed into usable information and then directed to the right people to make decisions. Operators face the challenge of managing their business and effectively integrating their data into their decision making process.



Weatherford's COROD® continuous rod and Ampscot pumping units have been running in Imperial Oil oilfields in Cold Lake, Alberta, for over two decades.



Weatherford COROD® continuous rod deployment in a heavy oil well, Northeastern Alberta.

Single Solution for Multiple Wells

To improve asset performance, Weatherford's Field Office software suite provides a common platform that organizes the technology required for profitable production. The Field Office suite takes real-time data gathered from a range of production solutions and provides insight into how a multidisciplinary asset team can best manage their entire asset. Functionalities are available to asset managers, engineers and analysts, presented in their preferred format. A single solution to manage all wells and all types of lift across an entire asset, the Field Office suite experienced enthusiastic uptake across all regions in 2012 because of the growing need for technology to manage production from multiple wells.

Collaboration Centers

Kuwait Oil Company (KOC) selected Weatherford as its partner to design and deliver their integrated production control center for total production management. This environment provides faster, more accurate decisions supported through the availability of accurate data, distributed to the right people at the right time. The KOC collaboration center also streamlines operations through the use of the latest technology and increases production at lower cost.

In 2012, Weatherford built the first real-time collaboration center to demonstrate our integrated technology and capabilities for total production management. Located at our Houston, Texas, USA, headquarters, the center mirrors the environments where our clients manage thousands of wells. In addition, unconventionals continued to drive demand for our production optimization hardware, software and services in 2012. For example, we benefited from a resurgence in the use of reciprocating rod lift as the industry replaces electrical submersible pumps in shale wells. The Rotaflex® long-stroke reciprocating rod lift unit is proving to be valuable in coaxing oil out of unconventionals and Middle East wells with oil close to the surface.

OPERATIONAL EXCELLENCE AND PERFORMANCE SYSTEM

32%

The percentage decrease in the lost time incident rate from 2011 to 2012.

Weatherford's Operational Excellence and Performance System (OEPS) is a client-focused, integrated management system built on non-negotiable service and performance standards to increase service quality, safety and reliability, while ultimately managing risks for our clients. The system meets ISO 9001, 14001, 29001, OHSAS 18001 and API Q2 requirements.

Global implementation of OEPS started in 2012 through seven Centers of Excellence (CoE). These facilities will adopt a consistent application of policies, service and performance standards, product and service line standard operating procedures and work methods, Competency Assurance Program and enterprise systems. Further implementation will cascade to regional hotspots, selected based on their risks associated with safety, quality, reliability and client requirements.

We hold our CoEs to high standards and will model them after our Drilling Services data site, located in Houston, Texas, USA, which has been assessed by members from various International Oil Companies (IOCs) in 2012 and by an additional API/IOC assessment in January 2013.

The OEPS health, safety and environmental component is driven by a Safety Leadership Council of senior leaders. Through the Eight GEMS (Getting Everyone Managing Safety) program, Weatherford's 2012 safety performance was the best ever. We saw real improvement over previous years with significant reductions in total recordable incidents, lost time incidents and preventable vehicle incidents in 2012, even while man hours increased 16 percent to 210 million.

Weatherford has a strong commitment to preserving the environments where we work and live. The Company implemented the Four Environmental Tenets program, designed to reduce our environmental impact by improving regulatory compliance and the proactive management of our waste, water, land and energy resources.

Total Recordable Rate

Total number of recordable incidents x 200,000/Total hours worked


1.29
0.83
0.84
0.88
0.77
2008
2009
2010
2011
2012

The Company has implemented the Eight GEMS (Getting Everyone Managing Safety) program to ensure the emphasis on safety excellence is exhibited throughout every level of the organization. The Company's Four Environmental Tenets program is dedicated to protecting and enhancing the environments in which we operate and live by managing the environmental footprint of our operations in a sustainable manner.

Four Environmental Tenets


Waste


Water


Land


Energy

Eight Safety GEMS


Driver and Vehicle Safety


Commitment and Intervention


Facility Safety


Induction and Training


RISK
Risk Management


Lifting Equipment and Operations


Hazardous Substances


Hazardous Environments

CORPORATE RESPONSIBILITY AT WEATHERFORD



Weatherford has executed more than 22 construction projects in Poza Rica in Veracruz, Mexico. These projects enhanced schools, archaeological museums, health centers and other resources, providing a positive lasting impact on the community.

Sustainability: Securing and Enhancing Delivery of Scarce Resources Efficiently

At Weatherford, our sense of responsibility drives our progress. Our Company's success is measured not just by profits. We are committed to addressing the current global energy challenges, and we contribute to the betterment and sustainability of our world as a whole. Sustainability is at the heart of Weatherford. It's inherent in all we do—in the way we serve our stakeholders and communities, and in our commitment to the environment.

Economic

As a provider of global oil and gas services, Weatherford understands the economic benefits of bringing energy to the world safely, reliably and economically. Energy fuels businesses, creates jobs and improves quality of life for consumers. Because oil and gas are finite resources, our emphasis on sustainability maximizes recovery of our energy reserves. We thus help ensure that future generations will have access to these same benefits throughout all global markets.

In many parts of the world, more than 70 percent of available resources remain trapped in reservoirs once production has ceased. Weatherford aims to help our clients increase recovery of that 70 percent, so that those resources are produced rather than wasted. Our business strategy, our R&D programs, the development of our operating capability and the training of our personnel all take aim at improving recovery. It is core to our purpose.

We are able to increase efficiency and lower the cost of energy production. This directly benefits not only our clients and other stakeholders, but also a global economy in need of affordable energy to thrive.

Environmental

Weatherford recognizes the environmental effects of oil and gas exploration and production. As it is our duty to promote the responsible use of natural resources, we established the Four Environmental Tenets that guide our operations:

- Managing Waste Effectively;
- Using Water Efficiently;
- Reducing Impacts to Land;
- Decreasing Energy Use Significantly.

These principles help us to reduce the energy industry's impact upon our environment, ensuring more available resources and a healthier planet for our future.



Legal

As a company incorporated in Switzerland and operating in more than a hundred countries, we abide by all applicable laws. In fact, because our Code of Business Conduct, safety standards and other policies apply to all of our operations globally, we exceed the requirements of local laws in many countries.

Social

The success of our business is dependent upon many resources, but our most important asset is our people. Weatherford is responsible for more than 70,000 employees worldwide, and we believe each one deserves a safe, healthy and positive work environment. Our Operational Excellence and Performance System (OEPS) program provides that environment for our employees. Our Eight GEMS safety program not only focuses on encouraging our employees to remain safe at work but also acknowledges the importance of the safety of their families at home.

Weatherford employees are committed to respecting the customs, cultures and values of their fellow workers and the communities in which they operate. Our presence in more than 120 countries can present us with challenges, such as difficult geopolitical or environmental situations that affect our employees. We address these issues with care and respect in order to maintain the safety and security of our personnel. In addition to that, our Code of Business Conduct requires honesty, integrity and fairness in all areas of our business, and we welcome and promote diversity throughout our Company.

This global presence also offers opportunities for us to have a positive and lasting impact in the areas we serve, as we seek to improve the social and economic well-being of our neighbors—both at home and abroad—through philanthropy and responsible business practices. For example, in Poza Rica in Veracruz, Mexico, we have executed more than 22 construction projects for the community. The projects enhanced schools, archaeological museums, sports facilities, health centers, ecological parks, home systems for rainwater recycling and other community resources.

Our dedication to integrity, safety, efficiency and environmental responsibility has secured Weatherford's position as one of the global leaders in the oil and gas services industry. As we continue to grow and innovate, we will remain true to our core business purpose—delivering sustainability to benefit our stakeholders and communities around the world.

MEETING CLIENT CHALLENGES: OUR STRATEGIC APPROACH

Weatherford continues to go where our clients need us to be, in order to meet the challenges of finding new sources of oil and gas, exploiting unconventional resources and revitalizing mature reservoirs. Clients expect us to assist them in engineering wells safely, securely and economically to ensure complete well integrity. Operators are seeking to secure existing hydrocarbon volumes and extend the value of the reservoir by slowing decline rates and using enhanced recovery methods in safe and environmentally friendly ways. More and more, clients are looking to unconventional resources onshore and deepwater reservoirs for new hydrocarbon reserves. Weatherford has developed the differentiating technologies, infrastructure and expertise needed to meet these requirements.

Our infrastructure encompasses more than 1,000 locations in 100 countries, with regional hubs in major energy-producing areas in Asia, Canada, Europe, Latin America, the Middle East, Russia and the U.S. Our people, resources and authority are located close to our clients to permit better understanding of local markets and risks, enabling us to provide more responsive, focused and adaptable service.

As a result, Weatherford is ready to address the industry's current and future needs with capabilities for leading solutions in unconventionals, maximizing production from mature fields and building secure wellbores.

Leading Unconventionals Solutions

Weatherford has leading market positions in specific competencies that address the greatest challenges to exploiting unconventional resources economically, including reservoir engineering, horizontal well engineering, formation evaluation, multizone completions, stimulation, in-well microseismic, artificial lift, production optimization and reservoir monitoring.

Maximizing Recovery for Mature Fields

As the only company offering products and expertise in all forms of artificial lift, Weatherford has the right solution for any production challenge and the flexibility to adapt to the changing needs of the reservoir throughout its life cycle. More than 350,000 wells worldwide are being produced, monitored and/or operated by Weatherford.

Securing Well Integrity

Our industry-best well construction portfolio, plus a collaborative approach to well design and construction, enhances drilling reliability and process safety, minimizes non-productive time and improves well integrity.



As global demand rises for unconventional resources, we have integrated our end-to-end capabilities in unconventionals, particularly shales, to help operators make the most important decisions affecting estimated ultimate recovery (EUR) and address key questions like, how to characterize the sweet spots to select drilling locations, how to drill the well securely, where to place hydraulic fractures and how to maximize production.

Among our differentiated technologies for unconventionals is the *ZoneSelect* modular multizone completion system. *ZoneSelect* is installed in more than 20,000 zones across the U.S., Canada, Russia, Eastern Europe, Australia, Argentina and offshore Norway. In China, we installed *ZoneSelect* in almost 200 wells in 2012 alone and plan to extend that number in 2013. Globally, we increased manufacturing capacity fourfold in 2012 to meet demand.

In formation evaluation, Weatherford Laboratories' core analysis completely characterizes the sweet spot. Our services in surface logging systems, wellsite geochemistry, SAGR™ (spectral azimuthal gamma ray) and cross-wave sonic (LWD), hi-res imagers in wireline and LWD can then be calibrated against the core data and used to track the sweet spot during horizontal drilling. Our in-well microseismic tool allows microseismic monitoring, even in the case where a separate monitoring well is not available.

We offer the complete optimization solution for all forms of artificial lift, not only parts and components. Our integrated solutions help operators make better decisions to optimize production at the well, reservoir and field levels and reduce costs. In addition, our ability to optimize the entire life cycle of the well has earned Weatherford trusted advisor status with operators worldwide.

We continue to integrate our reservoir management offering using software to connect engineering information with operations information to maximize recovery. For example, our Field Office Suite assists operators and engineers in optimizing producing assets using real-time and mathematical simulation models to minimize lifting costs and downtime. Field Office modules address challenges ranging from identifying production bottlenecks on floating production storage and offloading (FPSO) vessels to changing lift types in rapidly declining shales to maximize production.





Complex well environments present concerns about costs, regulatory compliance and risk mitigation during drilling and throughout the life cycle of the well. Instead of using the traditional method of applying discrete technologies, Weatherford takes a well-engineering and project-management approach that is oriented to the specific well conditions, not only to the hardware. We are achieving success—a reliable, high-integrity, on-target wellbore—through a collaborative relationship with our clients, the right technologies and early involvement in the well-planning phase.

Our approach is to do an analysis to understand well-construction objectives and challenges, then develop a well plan using integrated well-construction technologies based on these objectives and challenges. Finally, we execute comprehensive project management throughout the project. Along the way, our drilling tools and technologies such as Secure Drilling℠ services, Microflux™ Control System, Tubular Management Services, and RipTide™ and RFID technology make well construction safer and enhance reservoir deliverability.

GLOBAL HIGHLIGHTS

NORTH AMERICA

Award for MotarySteerable™ System. Weatherford Drilling Services received the prestigious Hart's Meritorious Award for Engineering Innovation for the *MotarySteerable* system that bridges the gap between mud motors and rotary-steerable systems (RSS). It combines traits of the two conventional techniques to optimize directional drilling and uses a novel technique in which mud flow is modulated to control bit speed. The system has been used successfully in conventional and shale plays in the U.S., Mexico, Poland, Russia, Canada and Saudi Arabia.



Improving Well Economics in the Bakken. An operator improved overall well economics as a result of time savings achieved by using the *i-ball* technology to perform back-to-back fractures. Six high-pressure fracture stages were completed with continuous treatments in 10 hours. The system eliminated the need for intervention between fractures and eliminated excessive pressure drops.



New Rod Manufacturing in California. Weatherford commissioned a state-of-the-art continuous rod manufacturing facility in California, increasing annual capacity more than 75 percent and serving as a key supplier to U.S. and Latin American markets.

Deepwater Management in the Gulf. To save semisubmersible rig time on an extended deepwater exploratory program in the Gulf of Mexico, Weatherford provided tubular management services. The string was run in 26 hours compared to a previous run in 41 hours. This efficiency saved about 15 hours of rig time on the US$1 million-per-day semisubmersible rig.



Unique Technology and Advanced Petrophysical Methods Help Unlock Shale. Weatherford hosted a collaborative exploitation project in the Marcellus shale play that facilitated the participation of 12 companies in contributing knowledge and data. The effort involved more than 300 wells and managed all aspects of the project, from data collection and analysis to field development planning and reserves progression. Advanced planning and modeling led companies to revise drilling and completion practices such as wells per section, completion design and well spacing—resulting in millions in cost savings and production improvements.

EUROPE/RUSSIA

RES Tool Deployed in Spain. The reservoirs evaluation system (RES) tool was first successfully deployed in low permeable zones to prove its effectiveness in measuring formation breakdown pressures and pinpointing the locations best suited for stimulation. The tool was deployed for a client in Spain to identify suitable formations for carbon dioxide storage as part of a feasibility study for a carbon-capture storage project. To date, the RES tool has been successfully deployed to complete eight minifrac studies in four wells, with each study consisting of pressure-injection and leakdown cycles during a two-day period.

North Sea Abandonment. For large fixed-platform structures, we successfully completed one of the largest abandonment projects carried out globally to date. For the North West Hutton platform in the North Sea, the company was the lead contractor in an integrated services contract that called for 36,450 feet (11,110 meters) of tubulars and 23,200 feet (7,071 meters) of conductors to be cut and recovered from 40 wells in an extensive reservoir abandonment program.

Rotary Steering in Czech Republic. We completed a Revolution RSS project—a first for Weatherford and the client. The job hit a challenging, small target and saved three days as compared to conventional motor bottomhole assemblies.

First Compact™ Job in Albania. The company completed its first operations in Albania in February, running multiple tools in six wells for Stream Oil and Gas. The wells had been producing for 30-40 years and the zones of interest were in limestone formations. This successful operation opened the door for future work with other clients and consolidated our expansion in Albania.



Zonal Isolation in Romania. Weatherford's first offshore application of our *ZoneSelect* system was in the Black Sea off the coast of Romania.



Production Increases in Russia. In Russia, we averaged six completions installed per month. We also increased production by an average of 30 percent from previous completion methods.



First-time Geosteering in Russia. Our Russian operations successfully identified the productive layers that are characterized by a high thorium content. The high-resolution *SAGR* image was also used to geosteer these wells, enabling accurate wellbore placement within the productive zone.

GLOBAL HIGHLIGHTS

LATIN AMERICA



Geosteering Launched in Latin America. Geosteering service was introduced in Colombia, Ecuador and Mexico in 2012, and we plan to significantly increase our geosteering presence in Latin America in 2013. This service optimizes well construction by strategically placing the borehole with a specific geologic interval in real time to maximize production or injection.

Expanded Tubular Management Services Offered in Latin America. During 2012, we completed over 350 OverDrive™ system field jobs with notable increases in Ecuador, Argentina and Bolivia. Colombia now has 20 *OverDrive* systems working for 20 clients.

Rigless Well Conversion in Mexico. To convert an onshore well in Mexico from producer to steam injector, Weatherford deployed a custom-designed rod pump with a Rotaflex® pumping unit. This provided an alternative artificial lift method for ultra-heavy oil to enhance recovery during steam injection and production phases. Converting the well without a workover rig reduced operating costs, while the tools allow the operator to produce 100-1000 barrels per day without changes to the well completion.



MIDDLE EAST / NORTH AFRICA



Completion Deployment in Angola. The first successful installation of the cup seal isolation (CSI) openhole packer was in a downhole flow-control, stand-alone screen, water injector well in the Greater Plutonio deepwater field off the coast of Angola.

Sub-Sahara Africa. Our Drilling Services team in Douala, Cameroon, completed a 509-foot section of well in the first use of our ShockWave™ sonic tool in Sub-Sahara Africa.



ASIA PACIFIC


wireline services

Wireline Safety Milestone in Thailand. PTTEP, the national oil company of Thailand, recognized Weatherford in March for performing onshore wireline services for three years and more than 120,500 man hours without a lost-time incident.

Supporting New Wells in China. Weatherford has installed ZoneSelect® systems in 185 new wells in China in the past two years—averaging 17-20 installations per month in China.

Australia LNG Projects. More than 9 miles (15 kilometers) of premium sand screens with inflow control devices (ICDs) were run for International Oil Companies, National Oil Companies and other clients on premium Liquefied Natural Gas (LNG) projects on Australia's North West Shelf.

Ready for Asia Pacific Growth. We opened a new strategic base of operations in Singapore to meet increasing demand in the Asia Pacific region. Investment in this facility will help us keep pace with growth and maintain our regional leadership position.

First Motorized Rotary Steerable Run in United Arab Emirates. We completed the first motorized RSS and TC LWD system in UAE, drilling a 6-inch section in a horizontal hole from the depth of 10,385 feet to 13,521 feet at an average 8,875 total vertical depth and average rate of penetration of 48.54 feet/hour. The entire section was completed in a single run, including drilling out the casing shoe track and continuing to total depth.





Coal Seam Gas in Australia. Weatherford is active in coal seam gas operations in Australia. In 2012, we analyzed and evaluated more than 32 miles (52 kilometers) of cores, logged more than 1,242 miles (2,000 kilometers) in over 700 wells, and ran our first continuous rod operations in coal seam gas fields.



LEADERSHIP

Board of Directors



Dr. Bernard J. Duroc-Danner
Chairman of the Board, President and Chief Executive Officer
Weatherford International Ltd.



Nicholas F. Brady
Chairman, Darby Overseas Investments (private investment company)
Chairman, Franklin Templeton Investment Funds (international investment management company) Former U.S. Secretary of Treasury



David J. Butters
President, Chairman and Chief Executive Officer, Navigator Holdings, Ltd. (international petrochemical gas shipping company)



Dr. Samuel W. Bodman, III
Former U.S. Secretary of Energy
Former U.S. Deputy Secretary of Treasury
Former U.S. Deputy Secretary of Commerce
Former Chairman, Cabot Corporation



William E. Macaulay
Chairman and Chief Executive Officer, First Reserve Corporation (private equity firm focusing on energy industry)



Robert K. Moses, Jr.
Private Investor, Black Jack Resources, Inc. (private investment company)



Sir Emyr Jones Parry
President, Aberystwyth University
Former UK Permanent Representative to the UN
Former UK Ambassador to NATO



Dr. Guillermo Ortiz
Chairman of Executive Board, Grupo Financiero Banorte-Ixe (third largest bank in Mexico)
Former Governor, Bank of Mexico



The Honorable Robert A. Rayne
Chairman, London Merchant Securities plc (property development and venture capital company)

Corporate Officers



Dr. Bernard J. Duroc-Danner
Chairman of the Board, President and Chief Executive Officer



Peter T. Fontana
Executive Vice President and Chief Operating Officer



Dharmesh Mehta
Executive Vice President and Chief Administrative Officer



John H. Briscoe
Senior Vice President and Chief Financial Officer



Nicholas W. Gee
Senior Vice President
Strategy and Development



Joseph C. Henry
Senior Vice President,
Co-General Counsel



William B. Jacobson
Senior Vice President,
Co-General Counsel
and Chief Compliance Officer



James C. Parent
Vice President
Tax



Tony J. Branch
Vice President
Europe, Africa and Middle East



Edgar Kyle Chapman
Vice President
Western Hemisphere



Ernest L. Dunn
Vice President
Production



Peter J. Levens
Vice President
Asia and Russia



Lance R. Marklinger
Vice President
Well Construction and Completion



Paul A. Timmins
Vice President
Formation Evaluation

WEATHERFORD INTERNATIONAL LTD.
2012 ANNUAL REPORT



Villavicencio, Colombia



Weatherford®

Weatherford International Ltd.

Form 10-K for the Year Ended December 31, 2012

Table of Contents

PART I 2

ITEM 1 Business 2
ITEM 1A Risk Factors 10
ITEM 1B Unresolved Staff Comments 14
ITEM 2 Properties 15
ITEM 3 Legal Proceedings 15
ITEM 4 Mine Safety Disclosures 15

PART II 16

ITEM 5 Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities 16
ITEM 6 Selected Financial Data 17
ITEM 7 Management's Discussion and Analysis of Financial Condition and Results of Operations 18
ITEM 7A Quantitative and Qualitative Disclosures about Market Risk 28
ITEM 8 Financial Statements and Supplementary Data 30
ITEM 9 Changes in and Disagreement with Accountants on Accounting and Financial Disclosure 61
ITEM 9A Controls and Procedures 61
ITEM 9B Other Information 64

PART III 65

ITEM 10 Directors, Executive Officers and Corporate Governance 65
ITEM 11 Executive Compensation 65
ITEM 12(A) Security Ownership of Certain Beneficial Owners 65
ITEM 12(B) Security Ownership of Management 65
ITEM 12(D) Securities Authorized for Issuance under Equity Compensation Plans 66
ITEM 13 Certain Relationships and Related Transactions, and Director Independence 66
ITEM 14 Principal Accounting Fees and Services 66

PART IV 67

ITEM 15 Exhibits, Financial Statement Schedules 67
SIGNATURES 72

PART I

ITEM 1 Business

Weatherford International Ltd., a Swiss joint-stock corporation (together with its subsidiaries, "Weatherford," the "Company," "we," "us," and "our"), is one of the world's leading providers of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. Many of our businesses, including those of our predecessor companies, have been operating for more than 50 years.

We operate in over 100 countries, which are located in nearly all of the oil and natural gas producing regions in the world. Our operational performance is reviewed and managed on a geographic basis, and we report the following regions as reporting segments: (1) North America, (2) Latin America, (3) Europe/Sub-Sahara Africa ("SSA") /Russia and (4) Middle East/North Africa ("MENA")/Asia Pacific.

Our headquarters are located at 4-6 Rue Jean-Francois Bartholoni, 1204 Geneva, Switzerland and our telephone number at that location is 41.22.816.1500. Our internet address is www.weatherford.com. General information about us, including our corporate governance policies, code of business conduct and charters for the committees of our Board of Directors, can be found on our web site. On our web site we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish them to the Securities and Exchange Commission ("SEC"). The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov.

The following is a summary of our business strategies and the markets we serve. We have also included a description of our products and services offered and of our competitors. Segment financial information appears in "Item 8. Financial Statements and Supplementary Data– Notes to Consolidated Financial Statements – Note 20".

Strategy

Our primary objective is to build stakeholder value through profitable growth, with disciplined, efficient use of capital and a commitment to our core values.

Principal components of our strategy include:

- Continuously improving the efficiency, productivity and quality of our products and services and their respective delivery in order to grow revenues, operating margins and generate free cash flow from operations in all of our geographic markets at a rate exceeding underlying market activity;
- Through a commitment to innovation, invention and integration, developing and commercializing new products and services that meet the evolving needs of our clients across the reservoir lifecycle; and
- Further extending process, productivity, quality, safety and competency across our global infrastructure in scope and scale at a level consistent with meeting client demand for our products and services in an operationally efficient manner.

Markets

We are a leading provider of equipment and services to the oil and natural gas exploration and production industry. Demand for our industry's services and products depends upon the number of oil and natural gas wells drilled, the depth and drilling conditions of wells, the number of well completions and the level of workover activity worldwide.

As a result of the maturity of the world's oil and natural gas reservoirs, accelerating production decline rates and the focus on complex well designs, including deep-water prospects, technology has become increasingly critical to the marketplace. Clients continue to seek, test and use production-enabling technologies at an increasing rate. Technology is an important aspect of our products and services as it helps us provide our clients with more efficient tools to find and produce oil and natural gas. We have invested a substantial amount of our time and resources in building our technology offerings. We believe our products and services enable our clients to reduce their costs of drilling and production and/or increase production rates. Furthermore, these offerings afford us additional opportunities to sell our traditional core products and services to our clients.

Product Offerings

Within each of our geographic reporting segments, we group our product offerings into two product and service line groups 1) Formation Evaluation and Well Construction and 2) Completion and Production. These groups together consist of ten service lines.

- Formation Evaluation and Well Construction includes: Drilling Services, Well Construction, Integrated Drilling,Wireline and Evaluation Services, Drilling Tools and Re-entry and Fishing
- Completion and Production includes: Artificial Lift Systems, Stimulation and Chemicals, Completion Systems and Pipeline and Specialty Services

With the exception of integrated drilling, our service line offerings are provided in all of our geographic segments. Our integrated drilling service line is offered only outside of North America.

Artificial Lift Systems

Artificial lift systems are installed in oil and gas wells that do not have sufficient reservoir pressure to lift the available hydrocarbons to the surface. These systems supplement the natural reservoir pressures to produce oil or natural gas from the well. There are six principal types of artificial lift technologies used in the industry. We are able to provide all forms of lift, including progressing cavity pumps, reciprocating rod lift systems, gas lift systems, hydraulic lift systems, plunger lift systems, hybrid lift systems. In addition we provide electric submersible systems through an equity investment partner. We also offer wellhead systems and production optimization.

Progressing Cavity Pumps – A progressing cavity pump (PCP) is a downhole positive displacement pump driven by coupled or continuous rod that is rotated from surface by electrical or hydraulic drive systems. PCP systems are often the preferred artificial lift method due to their low capital and operating cost and ability to pump a wide range of fluids including those with high viscosity and abrasives. They are used in a wide variety of production scenarios, particularly heavy oil, coal-bed methane and medium crude oil applications.

Reciprocating Rod Lift Systems – A reciprocating rod lift system is comprised of a mechanical surface unit that lifts and lowers, in a reciprocal action, a sectional or continuous rod string that creates a pumping action via a downhole rod pump.

Gas Lift Systems – Gas lift is a form of artificial lift that uses natural gas to lift oil in a producing reservoir to the surface. The process of gas lift involves the injection of natural gas into the well through an above-ground injection system and a series of downhole mandrels and gas lift valves in the production tubing string. The injected gas lightens the pressure of the fluid in the well bore, allowing the reservoir's natural pressure to push the fluid to the surface in wells that have stopped producing and allowing greater volume in already producing wells. Gas lift systems are used primarily for offshore wells (including deepwater and ultra-deepwater) and for wells that have a high component of gas in the produced fluid or have a gas supply near the well.

Hydraulic Lift Systems – A hydraulic lift system uses a surface pump to provide the high pressure power fluid needed to operate a downhole hydraulic pump (jet or piston). Both of these types of pumps are used for producing oil wells as well as dewatering gas and coal bed methane wells. Hydraulic pumps have been used to produce wells at rates ranging from 10-35,000 bpd in both onshore and offshore environments.

Plunger Lift Systems – Plunger lift is the only artificial lift method that requires no assistance from outside energy sources. Built up (after a short shut in period) reservoir gas pressure supplies the energy to lift the plunger (acting as a seal between expanding gas below the plunger and the liquid column above the plunger when the well is opened) and accumulated liquids to the surface. The typical system consists of a plunger (or piston), top and bottom bumper springs, a lubricator and a surface controller. The unloading sequence removes the accumulated liquid column (and resulting hydrostatic pressure) from the bottom of the tubing, resulting in maximum drawdown and reservoir inflow. Plunger lift is a low-cost, easily maintained method of lift. It is primarily used for dewatering liquid loaded gas wells.

Hybrid Lift Systems – We offer a variety of hybrid artificial lift systems which are engineered for special applications and may incorporate two or more of the artificial lift methods described above.

Wellhead Systems – We offer a line of conventional wellhead equipment and valves manufactured to the latest API industry specifications and client requirements, including conventional surface wellheads through 20,000 psi; gate valves from 2,000 to 20,000 psi; complete wellhead systems (drill-through, multi-bowl, unitized and mud-line); and all the accessories and aftermarket services to go with them. Wellhead tools are used by drilling and workover crews to reduce time in changing wellhead sizes while fundamentally increasing safety procedures.

Production Optimization – Production optimization is the process of monitoring oil and natural gas fields, and interpreting the resulting data to inform production and reservoir management decisions. The ultimate goal is to assist operators in making better decisions that maximize profits through improved optimized well production and maximized reservoir recovery. The major benefits of production optimization are increased production with lower operating costs resulting in improved bottom-line profits for producers.

Weatherford offers products for optimizing at the well, reservoir and field level. Downhole and surface electronics, communication systems, analysis software and consulting services are combined into solutions that fit the customer's specific needs for optimizing production.

Well Optimization – For wellsite intelligence, we offer surface and downhole sensors and specific controllers for each type of artificial lift. These controllers contain computers with specific logic to control the well in response to changes in the reservoir, artificial-lift equipment or well characteristics. The desktop software provides advanced analytical tools that allow the operator to make changes by controlling the well directly or by changing the parameters that the controller is using to operate the well. Our clients have the option of hosting the software system at their location or using an on-line version that provides status reports and/or analysis reports from our consultants.

Flow Measurement – We provide multiphase metering systems that measure how much oil, water, and gas is flowing in a well. Our patented water-cut technology, used to measure relative concentrations of oil and water, helps our clients measure this critical parameter for any type of production from subsea to steam flood to stripper well.

Field Optimization – We provide tools for optimizing workflow. These software tools assist the operator in tracking the operations needed for optimal field management. Tasks such as chemical injection, well workovers and allocation of injection gas can easily generate unnecessary expenses by inefficient prioritization of tasks, poor recordkeeping and lack of analysis of the effectiveness of the total field operations. The combination of our experienced consultants and advanced software tools help the operator optimize operations for entire fields.

Drilling Services

These capabilities include directional drilling, Secure Drilling℠ services, well testing, drilling-with-casing (DwC™) and drilling-with-liner (DwL™) systems and surface logging systems.

Directional drilling involves the personnel, equipment and engineering required to actively control the direction of a wellbore and its eventual optimal position in the target reservoir. Directional drilling allows drilling of multiple wells from a single offshore platform or a land-based pad site. It also allows drilling of horizontal wells and penetration of multiple reservoir pay zones from a single wellbore. We supply a range of specialized, patented equipment for directional drilling, and real-time wellbore logging, including:

- *Measurement While Drilling (MWD) and Logging While Drilling(LWD)* – MWD and LWD measure, respectively, wellbore trajectory and formation properties, in real time, while the well is being drilled, to enable it to be steered into its optimum position.
- *Rotary Steerable Systems (RSS)* – These systems allow control of wellbore trajectory while maintaining continuous rotation of the drillstring at the surface. RSS technology is crucial for enabling long, step-out, directional wells and for reducing completion-running complications resulting from abrupt small-scale hole-angle changes caused by conventional drilling methods. In 2012, we introduced our MotarySteerable™ system, which combines conventional techniques to optimize directional drilling in a more economical manner. The system consists of MWD components and is controlled via an innovative technique known as targeted bit speed (TBS), in which mud flow is modulated to control bit speed.
- *Directional Drilling Services* – These services include surveying, design and operational support for directional and horizontal drilling and performance drilling in vertical wells; products include drilling motors and other associated equipment, software and expertise required to deliver the well on target as efficiently as possible.

Our directional drilling capabilities are supported by our engineering facilities in Houston and other locations globally, which house and support qualified engineers, scientists and technicians, all focused on developing technologies for the MWD/LWD and directional drilling markets, both land based and offshore.

Secure Drilling℠ services – Our Secure Drilling services minimize the risk of drilling hazards related to a wellbore's pressure profile, and optimize life-of-well performance. Weatherford's *Secure Drilling* offerings are provided through three techniques: 1) Managed Pressure Drilling, 2) Underbalanced Drilling and 3) Air Drilling.

- *Managed Pressure Drilling (MPD)* – This technique provides an advanced method of controlling the well using a closed, pressurized fluid system that more precisely controls the wellbore pressure profile than mud weight adjustments alone. The main objective of MPD is to optimize drilling processes by decreasing non-productive time and mitigating drilling hazards.
- *Underbalanced Drilling (UBD)* – This technique is used in development, exploration and mature field applications to minimize formation damage and maximize productivity. UBD is drilling with bottomhole pressure that is maintained below reservoir pressure to intentionally invite fluid influx. This technique permits the reservoir to flow while drilling takes place, thereby improving well productivity by protecting the formation from damage by the drilling fluids.
- *Air Drilling* – This technique applies reduced density fluid systems to drill sub-hydrostatically. Air drilling is used primarily in hard rock applications to reduce drilling costs by increasing the rate of penetration.

Our full range of downhole equipment, such as high temperature motors, wireline steering tools, drillpipe, air rotary hammer drills, casing exit systems, downhole deployment valves and downhole data acquisition equipment, make our product offerings unique.

Well Testing – Well testing uses specialized equipment and procedures to obtain essential information about oil and gas wells after the drilling process has been completed. Typical information derived may include reservoir boundaries, reservoir pressure, formation permeability, formation porosity and formation fluid composition.

A related application is our separation business, which supplies personnel and equipment on a wellsite to recover a mixture of solids, liquids and gases from oil and gas wells. These services are used during drilling, after stimulation or after re-completion to clean up wells. The operator requires that a well be properly cleaned before undertaking a well test to ensure that the true deliverability of the well is attained and that debris and spent stimulation chemicals do not ultimately flow to the process plant.

Drilling-with-Casing and Drilling-with-Liner (DwC and DwL) Systems – These systems allow operators to simultaneously drill and case oil and natural gas wells. Our DwC and DwL techniques eliminate downhole complexity, reducing expensive rig modifications and the number of trips downhole. Consequently, drilling hazards are mitigated, well construction is simplified, and productivity can be improved when drilling through the reservoir.

Surface Logging Systems – Often referred to as mud logging, this is a well-site service that uses fluid and gas samples along with drilling cuttings to evaluate the geology and geo chemistry of the formation as it is being drilled. The derived data and interpretation is used to help geologists and drillers ensure that the well is placed in the most productive formation to maximize ultimate well productivity.

Well Construction

We provide the primary services and products required to construct a well including: tubular running services, cementation tools, liner systems, swellable products, solid tubular expandable technologies, inflatable products and aluminum alloy tubular products.

Tubular Running Services – These services consist of a wide variety of tubular connection and installation services for the drilling, completion and workover of an oil or natural gas well. We provide tubular handling, preparation, inspection and wellsite installation services from a single source. We offer a suite of products and services for improving rig floor operations by reducing personnel exposure, increasing operational efficiency and improving safety. We also specialize in critical-service installations where operating conditions, such as downhole environments and/or metallurgical characteristics, call for specific handling technology.

Cementing Products – Cementing operations comprise one of the most expensive phases of well completion. We produce specialized equipment that allows operators to centralize the casing throughout the wellbore and control the displacement of cement and other fluids for proper zonal isolation. From centralizers and float equipment to exclusive surge reduction and torque and drag reduction tools, we have engineered technical advancements into our portfolio to provide the best performance and overall value. Our cementing engineers also analyze complex wells and provide all job requirements from pre-job planning to installation for optimal cementing results.

Liner Systems – Liner hangers allow suspension of strings of casing within a wellbore without the need to extend the casing to the surface. Most directional wells include one or more liners to optimize casing programs. We offer both drilling and production liner hangers. Drilling liners are used to isolate areas within the well during drilling operations. Production liners are used in the producing area of the well to support the wellbore and to isolate various sections of the well.

Swellable Products – We have combined swellable elastomer technologies with our packers and centralization technology to address well construction challenges. Our Micro-Seal™ isolation system combines swellable technology with mechanical cementing products to isolate microannular voids or discrete reservoir intervals in oil, gas and injection wells. We have four main swellable packers offering Genisis®, Nemisis®, Morphisis®, and Genisis FT for zonal isolation. All of these products incorporate oil swell, water swell or the industry's only customizable, dual-fluid activated swellable hybrid elastomers.

Solid Tubular Expandable Technologies – We have developed proprietary expandable tools for downhole solid tubular applications in well remediation, well completion and well construction. Our solid tubular expandable products include the MetalSkin® line and the HydraSkin™ System, MetalSkin systems are used for well cladding to shut off zones, retro-fit corroded sections of casing and strengthen existing casing. *MetalSkin* open-hole clad systems are used for controlling drilling hazards such as unwanted fluid loss or influx and as slim-bore drilling liners. Slim-bore and, ultimately, monobore liner systems are designed to allow significant cost reductions by reducing consumables for drilling and completion of wells, allowing use of smaller rigs and reducing cuttings removal needs.

The benefits are derived because of the potential of expandable technologies to significantly reduce or eliminate the reverse-telescoping architecture inherent in traditional well construction. The *HydraSkin* system is a hydraulic bottom-up expansion system that can be used for increased diameter efficiency in either planned or contingency operations.

Inflatable Products – We offer a complete line of inflatable products and accessories that are designed to provide permanent or temporary zonal isolation at any phase of a well's life. Annulus casing packers (ACP™) are run integral to the casing sting and will permanently isolate critical wellbore locations and eliminate squeeze jobs or reduce uneconomical water/gas production. In some applications, significant improvements in well economics are achieved by eliminating primary cementing, perforating and wellbore cleanup operations-resulting in lower costs and higher initial production rates. Used in conjunction with an ACP™, mechanical port collars (MPC's) are designed to allow selective placement of cement while providing fullbore access. Inflatable production packers (IPPs) provide temporary or permanent isolation between the work string and casing or open hole during drilling or production phases. IPPs are used to perform testing, stimulation and /or temporary abatement. Our inflatable portfolio provides value-driven zonal isolation solutions.

Drilling Tools

We design and manufacture patented tools, including our drilling jars, underreamers, rotating control devices and other pressure-control equipment used in drilling oil and natural gas wells. We also offer a broad selection of in-house or third-party manufactured equipment for the drilling, completion and workover of oil and natural gas wells. We offer these proprietary and nonproprietary drilling tools to our clients – primarily operators and drilling contractors – on a rental basis, allowing the clients to use unique equipment to improve drilling efficiency without the cost of holding that equipment in inventory.

Our drilling tools include the following:

- Drillpipe and related drillstem tools, drill collars, and heavyweight pipe;
- Downhole tools to include drilling jars, shock tools and underreamers;
- Pressure-control equipment such as blowout preventers, high-pressure valves, accumulators, adapters and choke-and-kill manifolds; and
- Tubular handling equipment such as elevators, spiders, slips, tongs and kelly spinners.

Completion Systems

We offer our clients a comprehensive line of completion tools and sand screens. These products and services include the following:

Completion Tools – These tools are incorporated into the tubing string used to transport hydrocarbons from the reservoir to the surface. We offer a wide range of devices for enhancing the safety and functionality of the production string, including permanent and retrievable packer systems, subsurface safety systems, flow control systems, specialized downhole isolation valves, ZoneSelect™ multizone frac completions systems and associated servicing equipment. Over the past decade, we have evolved our portfolio from one of basic cased-hole commodity products to one that focuses more heavily on reservoir based completions and cased hole systems for high-pressure/high-temperature environments.

Sand Screens – Sand production often results in premature failure of artificial-lift and other downhole and surface equipment and can obstruct the flow of oil and natural gas. To remedy this issue, we provide two different sand screen approaches: conventional and expandable.

- *Conventional Sand Screens* – These products are used in the fluid-solid separation processes and have a variety of product applications. Our primary application of well screens is for the control of sand in unconsolidated formations. We offer premium, pre-pack and wire-wrap sand screens. We also offer a FloReg™ line of inflow control devices that balance horizontal wellbore production, ultimately maximizing reservoir drainage. We also operate the water well and industrial screen business of Johnson Screens. These screens are used in water well, petrochemical, wastewater treatment and surface water intake, mining and general industrial applications. We expect to complete the sale of our Johnson Screens business in the first quarter of 2013.
- *Expandable Sand Screens (ESS)* – Our ESS systems are proprietary step-change sand-control devices that reduce cost and improve production. This system aids productivity because it stabilizes the wellbore, prevents sand migration and has a larger inner diameter. ESS technology can replace complex gravel-packing techniques in many sand-control situations.

Reservoir Optimization – Our intelligent completion technology (ICT) uses downhole optical and electronic sensing to allow operators to remotely monitor the downhole pressure, temperature, flow rate, phase fraction and seismic activity of each well and the surrounding reservoir. This advanced monitoring capability allows the operator to monitor the reaction of the reservoir to the production of the well. Combining this monitoring with multiple-zone downhole flow control allows field pressure management and shutoff of unwanted flows of water or gas.

Wireline and Evaluation Services

Wireline and evaluation services, in concert with surface logging systems and LWD, form a data acquisition and interpretation capability that serves clients with an integrated approach to formation evaluation and reservoir characterization. Open-hole wireline services and logging while drilling compliment laboratory-derived analysis of core and reservoir fluid samples. When combined with geosciences consulting, this integrated capability provides the data and interpretation to reduce reservoir uncertainty and ultimately optimize production and maximize recovery.

Wireline Services – Wireline services measure the physical properties of underground formations to help determine the location and potential deliverability of oil and gas from a reservoir. Wireline services are provided from surface logging units, which lower tools and sensors into the wellbore mainly on a single or multiple conductor wireline.

The provision of wireline and associated interpretation services is divided into four categories: open hole wireline, geoscience services, cased hole wireline and slickline services:

- *Open Hole Wireline* – This service helps locate oil and gas by measuring certain characteristics of geological formations and providing permanent records called "logs." Open hole logging can be performed at different intervals during the well drilling process or immediately after a well is drilled. The logging data provides a valuable benchmark to which future well management decisions may be referenced. The open hole sensors are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are measured using electrical, nuclear, acoustic, magnetic and mechanical technologies.

  The formation characteristics are then used to characterize the reservoir and describe it in terms of porosity, permeability, oil, gas or water content and an estimation of productivity. Wireline services can relay this information from the wellsite on a real-time basis via a secure satellite transmission network and secure internet connection to the client's office for faster evaluation and decision making.
- Geoscience Services – This capability, consisting of geologists, geophysicists, and drilling, completion, production and reservoir engineers, serves as the interpretive bridge across diverse data sources to support client efforts to maximize their oil and gas assets for the life of the well – from well planning through drilling, evaluation, completion, production, intervention and, finally, abandonment.

  Major computing centers in Calgary and Houston, along with branches in Europe, the Middle East, Latin America and Asia Pacific, use the latest technology to deliver data to our clients-from real-time (LWD) "geosteering" for critical well placement decisions to on-going reservoir monitoring with permanent "intelligent completion" sensors. We provide advanced reservoir solutions by incorporating open hole, cased hole and production data.

- *Cased Hole Wireline* – This service is performed at various times throughout the life of the well and includes perforating, completion logging, production logging and casing integrity services. Perforating creates the flow path between the reservoir and the wellbore. Production logging can be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. In addition, cased hole services may involve wellbore diagnostics and remediation, which could include the positioning and installation of various plugs and packers to maintain production or repair well problems, and casing inspection for internal or external abnormalities in the casing string.
- *Slickline Services* – This service uses a solid steel or braided nonconductor line, in place of a single or multiple conductor braided line used in electric logging, to run downhole memory tools, manipulate downhole production devices and provide fishing services primarily in producing wells.

Integrated Evaluation Services – These services help clients plan the development of new and existing oil and gas production fields. Specifically, a global network of laboratories provide support in terms of fluid and reservoir characterization, specialized core and fluid testing, enhanced oil recovery, rock strength and characterization, sour richness and maturity, sorption properties assessment and reservoir flow studies.

Production and Produced Water Systems – These systems help clients manage water handling during fracturing, production, disposal and enhanced oil recovery operations. Weatherford provides complete production solutions for field development and/or production optimization projects. Our engineering consultancy services and project management extend through construction to commissioning and operations for: early production facilities (the rapid design, construction and operation of complex, often remote installations), engineered resources, extended well testing, field development studies, FPSO topsides, permanent production facilities, project management, and supply chain management.

Petroleum Consulting – This business provides services to operators worldwide in the geoscience and engineering domain. It offers clients integrated formation evaluation and well engineering support and consultancy. The business further offers domain experts in the area of unconventional resources, geomechanics, field development planning, production optimization, well engineering and project management.

Re-entry and Fishing

Our re-entry, fishing and thru-tubing services help clients repair wells that have mechanical problems or that need work to prolong production of oil and natural gas reserves.

Re-entry Services – Our re-entry services include casing exit services and advanced multilateral systems. Conventional and advanced casing exit systems allow sidetrack and lateral drilling solutions for clients who either cannot proceed down the original well track or want to drill lateral wells from the main or parent wellbore.

Fishing Services – Fishing services are provided through teams of experienced fishing tool supervisors and a comprehensive line of fishing and milling tools. Our teams provide conventional fishing services, such as removing wellbore obstructions, including stuck or dropped equipment, tools, drillstring components and other debris, that have been lost downhole unintentionally during the drilling, completion or workover of new and old wells. Specialty fishing tools required in these activities include fishing jars, milling tools, casing cutters, overshots and spears. Our Fishing Services business unit also provides well patches and extensive plug-and-abandonment products.

Thru-tubing Services – Thru-tubing services are used in well re-entry activity to allow operators to perform complex drilling, completion and cementing activities from existing wellbores without removing existing production systems. We provide a full range of thru-tubing services and products, including drilling motors, casing exits, fishing and milling, zonal isolation packers and other well remediation services.

Well Abandonment Services – Oil or gas wells ultimately reach their economic limit or can be irreparably damaged. In these situations, the well must be abandoned according to regulatory requirements that ensure it will pose no safety or environmental hazards. Weatherford combines proprietary well abandonment technology, complementary intervention equipment, and a global team of dedicated specialists to ensure that this critical phase in the well's life cycle goes smoothly and safely.

Wellbore Cleaning – Remnants of drilling fluid and other debris can damage equipment, jeopardize well completion or even shorten a well's lifespan. A cost-effective alternative to workovers, Weatherford's CLEARMAX™ wellbore cleaning services incorporate specialized chemical, hydraulic and mechanical technologies to remove lingering debris, safely and efficiently.

Stimulation and Chemicals

We offer our clients advanced chemical technology and services for safer and more effective production enhancement. These products and services include the following:

Fracturing Technologies – Hydraulic reservoir fracturing is a stimulation method routinely performed on oil and natural gas wells in low-permeability reservoirs to increase productivity and oil and gas recovery. Our offerings include the latest in equipment design and technology and a comprehensive range of treatment fluids and additives.

Coiled Tubing Technologies – Our services include a line of equipment designed with the latest technology to ensure effective results during operations that require coiled tubing intervention. Offerings include coiled tubing units, appropriate crane trucks and nitrogen tanks and pumpers (trailer or skid formats), fluids and bottom hole assemblies for thru tubing intervention.

Cement Services – Includes CHEMVIEW and CHEMPRO software to analyze each job to ensure the best application for each situation. Our new fleet of cement pumping equipment includes high-horsepower pump trailers, batch mixers, two-pod blended cement trailers and a four-pod sand storage trailer, all with the latest in technology and design features and chemical additive technology for improved operation and performance.

Chemical Systems – Our Engineered Chemistry® business combines proprietary chemical solutions with internally developed oilfield equipment technologies. Our high-performance chemistry solutions include: customized chemical solutions for drilling, completion, production, intervention, chemicals for water and sand control, water treatment as well as many industrial processes; a total service package (product selection, application and optimization); and precise formulations and multi-functional chemical formulations.

Drilling Fluids – Our drilling fluids service line is engaged in the provision of drilling fluids, completion fluids and other related services. The main functions of drilling fluids include providing hydrostatic pressure to prevent formation fluids from entering into the well bore, keeping the drill bit cool and clean during drilling, removing drill cuttings and suspending the drill cuttings while drilling is paused and the drilling assembly is brought in and out of the hole. We also provide waste management services which separate and manage drill cuttings produced by the drilling process. Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally safe manner.

Integrated Drilling

We offer project management services to our clients by providing a number of products and services needed to drill and complete a well, including the rig. All of our land drilling rigs are located outside of North America.

Pipeline and Specialty Services

We provide a range of services used throughout the life cycle of pipelines and process facilities, onshore and offshore. Our pipeline group can meet all the requirements of the pipeline, process, industrial and energy markets worldwide. We also can provide any service (or package of services) carried out on permanently installed client equipment that involves inspecting, cleaning, drying, testing, improving production, running or establishing integrity from the wellhead out, including integrated management services.

Other Business Data

Competition

We provide our products and services worldwide, and compete in a variety of distinct segments with a number of competitors. Our principal competitors include Baker Hughes, Halliburton and Schlumberger. We also compete with various other regional suppliers that provide a limited range of equipment and services tailored for local markets. Competition is based on a number of factors, including performance, safety, quality, reliability, service, price, response time and, in some cases, breadth of products.

Raw Materials

We purchase a wide variety of raw materials as well as parts and components made by other manufacturers and suppliers for use in our manufacturing. Many of the products sold by us are manufactured by other parties. We are not dependent on any single source of supply for any of our raw materials or purchased components.

Customers

Substantially all of our customers are engaged in the energy industry. Most of our international sales are to large international or national oil companies and these sales have resulted in a concentration of receivables from certain national oil companies in Latin America. As of December 31, 2012 our receivables from Latin America customers accounted for 39% of our net outstanding accounts receivable balance with $373 million due from Petroleos de Venezuela, S.A. ("PDVSA") and $475 million from Petroleos Mexicanos ("Pemex"). During 2012, 2011 and 2010, no individual customer accounted for more than 10% of our consolidated revenues.

Research, Development and Patents

We maintain world-class technology and training centers throughout the world. Our 34 research, development and engineering facilities are focused on improving existing products and services and developing new technologies to meet customer demands for improved drilling performance and enhanced reservoir productivity. Our expenditures for research and development totaled $257 million in 2012, $245 million in 2011 and $216 million in 2010.

As many areas of our business rely on patents and proprietary technology, we seek patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. In the U.S., we currently have approximately 1,500 patents issued and approximately 500 pending. We have approximately 3,100 patents issued in international jurisdictions and over 1,400 pending. We amortize patents over the years that we expect to benefit from their existence, which is limited by the life of the patent, and ranges from three to 20 years.

Although in the aggregate our patents are important to the manufacturing and marketing of many of our products and services, we do not believe that the loss of any one of our patents would have a material adverse effect on our business.

Seasonality

Weather and natural phenomena can temporarily affect the level of demand for our products and services. Spring months in Canada and winter months in the North Sea and Russia tend to affect operations negatively. Additionally, heavy rains or an exceedingly cold winter in a given region may impact our reported results. The widespread geographical locations of our operations serve to mitigate the impact of the seasonal nature of our business.

Federal Regulation and Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular.

Our 2012 expenditures to comply with environmental laws and regulations were not material, and we currently do not expect the cost of compliance with environmental laws and regulations for 2013 to be material.

Employees

At December 31, 2012, we employed approximately 70,000 employees. Certain of our operations are subject to union contracts. These contracts cover approximately 19% of our employees. We believe that our relationship with our employees is generally satisfactory.

Forward-Looking Statements

This report, as well as other filings made by us with SEC, and our releases issued to the public contain various statements relating to future financial performance and results, including certain projections, business trends and other statements that are not historical facts. We believe these statements constitute "Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "could," "will," "would," "will be," "will continue," "will likely result," and similar expressions, although not all forward-looking statements contain these identifying words.

From time to time, we update the various factors we consider in making our forward-looking statements and the assumptions we use in those statements. However, we undertake no obligation to correct, update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws. The following sets forth various assumptions we use in our forward-looking statements, as well as risks and uncertainties relating to those statements. Certain of the risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this report and in our other disclosures. These risks and uncertainties include, but are not limited to, those described below under Item 1A – Risk Factors and the following:

Global political, economic and market conditions could affect projected results. Our operating results and the forward-looking information we provide are based on our current assumptions about oil and natural gas supply and demand, oil and natural gas prices, rig count and other market trends. Our assumptions on these matters are in turn based on currently available information, which is subject to change. The oil and natural gas industry is extremely volatile and subject to change based on political and economic factors outside our control. A weakened global economic climate generally results in lower demand and lower prices for oil and natural gas, which reduces drilling and production activity, which in turn results in lower revenues and income for us. Worldwide drilling activity and global demand for oil and natural gas may also be affected by changes in governmental policies and sovereign debt, laws and regulations related to environmental or energy security matters, including those addressing alternative energy sources and the risks of global climate change. Worldwide economic conditions, and the related demand for oil and natural gas, may in future periods be significantly weaker than we have assumed.

We may be unable to realize our expected revenues from current and future contracts. Our customers, many of whom are national oil companies, often have significant bargaining leverage over us and may elect to cancel or revoke contracts, not renew contracts, modify the scope of contracts or delay contracts, in some cases preventing us from realizing expected revenues and/or profits. Our projections assume that our customers will honor the contracts we have been awarded and that those contracts and the business that we believe is otherwise substantially firm will result in anticipated revenues in the periods for which they are scheduled.

Currency fluctuations could have a material adverse financial impact on our business. A material change in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. Any hedging activity in which we engage may not adequately protect us from these fluctuations. The terms and size of our hedges are based on the information available to us at the time we enter into them. As a result, our hedging activity may not entirely off set our exposures. World currencies have been subject to significant volatility. Due to volatility we may be unable to enter into foreign currency contracts at a reasonable cost. As we are not able to predict changes in currency valuations, our forward-looking statements assume no material impact from future changes in currency exchange rates.

Our ability to manage our workforce could affect our projected results. We employ tens of thousands of people on six continents in a multitude of legal jurisdictions with differing labor laws. Our need for human resources varies from time to time and place to place corresponding largely to global drilling and production activity. In a climate of decreasing demand, we are faced with managing our workforce levels to control costs without impairing our ability to provide services to our customers and in compliance with various local laws. Conversely, in a climate of increasing demand, we are faced with the challenge of recruiting and retaining a skilled workforce at a reasonable cost. Our forward-looking statements assume we will be able to manage, cost effectively, our workforce in all jurisdictions in which we operate in both up cycles and down cycles.

Increases in the prices and availability of our raw materials could affect our results of operations. We use large amounts of raw materials (including steel and other metals, chemicals, plastics, polymers and energy inputs) for manufacturing our products and some of our fixed assets. The price of these raw materials has a significant impact on our cost of producing products for sale or constructing fixed assets used in our business. We have assumed the prices of our raw materials will remain within a manageable range and will be readily available. If we are unable to obtain necessary raw materials or if we are unable to minimize the impact of increased raw material costs or to realize the benefit of cost decreases in a timely fashion through our supply chain initiatives or pricing, our margins and results of operations could be adversely affected.

Our ability to manage our supply chain and business processes could affect our projected results. We have undertaken efforts to improve our supply chain inventory, invoicing and collection processes and procedures. These undertakings include costs which we expect will result in long-term benefits for our business processes. Our forward-looking statements assume we will realize the benefits of these efforts.

Rapid increases in demand for our products may challenge our supply chain. Many of our products have months-long manufacturing lead times, and we must maintain appropriate levels of manufacturing facilities and trained personnel to ensure the quality and safety of our supply chain. During periods of rapidly increasing or unexpected demand, we may not be able to manufacture sufficient quantities of certain products to meet our customers' demands, which could result in lost opportunities and reputational damage. Conversely, during periods of rapidly decreasing or unexpected declines in demand, we may have committed resources to manufacturing resulting in excess inventories, or we may have underutilized manufacturing capacity, which could adversely affect our financial condition. Our forward-looking statements assume we will be able to forecast and manage our supply chain needs and inventory levels efficiently.

Our long-term growth depends upon technological innovation and commercialization. Our ability to deliver our long-term growth strategy depends in part on the commercialization of new technology. A central aspect of our growth strategy is to improve our products and services through innovation, to obtain technologically advanced products through internal research and development and/or acquisitions, to protect proprietary technology from unauthorized use and to expand the markets for new technology by leveraging our worldwide infrastructure. Our success will depend on our ability to commercialize the technology that we have acquired and demonstrate the enhanced value our technology brings to our customers' operations. Our major technological advances include, but are not limited to, those related to controlled pressure drilling and testing systems, expandable solid tubulars, expandable sand screens and intelligent well completion. Our forward-looking statements have assumed successful commercialization of, and above-average growth from, our new products and services, as well as legal protection of our intellectual property rights.

Nonrealization of expected benefits from our redomestication could affect our projected results. We operate through our various subsidiaries in numerous countries throughout the world including the United States. During the first quarter of 2009, we completed a transaction in which our former Bermuda incorporated parent company became a wholly-owned subsidiary of Weatherford Switzerland, a Swiss joint-stock company and holders of common shares of the Bermuda company received one registered share of Weatherford Switzerland in exchange for each common share they held. Consequently, we are or may become subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.S., Bermuda, Switzerland or any other jurisdictions in which we or any of our subsidiaries operate or are resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects of such laws, treaties and regulations, this could have a material adverse effect on us, including the imposition of a higher effective tax rate on our worldwide earnings. In addition, our realization of expected tax benefits is based upon the assumption that we take successful planning steps and that we maintain and execute adequate processes to support our planning activities. If we fail to do so, we may not achieve the expected benefits.

Nonrealization of expected reductions in our effective tax rate could affect our projected results. We operate in over 100 countries and our income in these jurisdictions is taxed on differing bases including net income actually earned, net income deemed earned and revenue based tax withholding. We expect to achieve significant reductions in our effective tax rate through the implementation of certain tax strategies, changes to our operational structures and realization of certain tax benefits. Our ability to achieve reductions in our effective tax rate can be impacted by changes in or interpretation of tax laws, changes in estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of and expenditures incurred. Our forward looking statements assume we will achieve reductions in our effective tax rate.

Nonrealization of expected benefits from our acquisitions or business dispositions could affect our projected results. We expect to gain certain business, financial and strategic advantages as a result of business acquisitions we undertake, including synergies and operating efficiencies. Our forward-looking statements assume that we will successfully integrate our business acquisitions and realize the benefits of those acquisitions. Further, we may from time to time undertake to dispose of businesses or capital assets that are no longer core to our long-term growth strategy or to achieve corporate strategic goals and the disposition of which may improve our capital structure. Our forward-looking statements assume that if we decide to dispose of a business or asset we will find a buyer willing to pay a price we deem favorable to Weatherford and that we will successfully dispose of the business or asset. Our inability to complete dispositions timely and at attractive prices may impair our ability to improve our capital structure as rapidly as our forward-looking statements may indicate.

A downturn in our industry could affect the carrying value of our goodwill. As of December 31, 2012, we had approximately $3.9 billion of goodwill. During the second quarter of 2012, we recorded a goodwill impairment charge of $589 million, precipitated by a sustained decline in the market price of the company's registered shares. We could recognize additional impairments of our goodwill in the future as a result of various factors, including the impact to our projections from the dispositions of businesses and market factors, some of which are beyond our control. Our forward-looking statements do not assume any future goodwill impairment. Any reduction in the fair value of our businesses may result in an impairment charge and therefore adversely affect our results.

Adverse weather conditions in certain regions could affect our operations. From time to time, hurricanes, typhoons and severe weather impact our operations in the Gulf of Mexico and Southeast Asia. These storms and associated threats reduce the number of days on which we and our customers operate which results in lower revenues than we otherwise would have achieved. Our Canadian operations, particularly in the second quarter of each year, may vary greatly depending on the timing of "break-up", or the spring thaw, which annually results in a period in which conditions are not conducive to operations. Similarly, unfavorable weather in Russia, Caspian, China, Mexico, Australia and in the North Sea, as well as exceedingly cold winters in other areas of the world, could reduce our operations and revenues from these areas during the relevant period. Our forward-looking statements assume weather patterns in our primary areas of operations will be conducive to our operations.

U.S. Government and internal investigations could affect our results of operations. We are currently involved in government and internal investigations involving our operations and we are in negotiations with the government agencies to resolve these matters. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanction laws, the Foreign Corrupt Practices Act and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. As a result, beyond the sanctioned countries matter for which we have recognized a loss contingency, we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of these investigations, financial or otherwise. In recent years, the governmental agencies and authorities involved in these investigations have entered into agreements with, and obtained a range of penalties against, several corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. We recognized a $100 million loss contingency in the quarter ended June 30, 2012 for the potential settlement of the sanctioned countries matter. However, the timing and ultimate amount we may pay in connection with those investigations is not certain. The SEC and Department of Justice ("DOJ") likely will seek to impose penalties of some amount against us for past conduct, but the ultimate amount of any penalties we may pay currently cannot be reasonably estimated. The SEC and DOJ may also seek to impose modifications to business practices that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices and the on-going costs resulting from these investigations could adversely affect our results of operations. We may have additional charges which may include labor claims, contractual claims, penalties assessed by customers, and costs, fines, taxes and penalties assessed by local governments, but we cannot quantify those charges or be certain of their timing. In addition, the SEC and DOJ are investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 8-K on March 1, 2011, February 21, 2012 and July 24, 2012 and the related restatements of our historical financial statements. We are cooperating fully with the government investigations.

Failure in the future to ensure on-going compliance with certain laws could affect our results of operations. In 2009, we substantially augmented our compliance infrastructure with increased staff and more rigorous policies, procedures and training of our employees regarding compliance with applicable anti-corruption laws, trade sanctions laws, import/export laws and other applicable laws. As part of this effort, we now undertake audits of our compliance performance in various countries. Our forward-looking statements assume that our compliance efforts will be successful and that we will comply with our internal policies and applicable laws regarding these issues. Our failure to do so could result in additional enforcement action in the future, the results of which could be material and adverse to us.

Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations. We operate in over 100 countries, and as such are at risk of various types of political activities, including acts of insurrection, war, terrorism, nationalization of assets and changes in trade policies. We have assumed there will be no material political disturbances or terrorist attacks and there will be no material changes in global trade policies that affect our business. In early 2011, our operations in Libya, Algeria, Tunisia, Egypt, and to a lesser extent Yemen and Bahrain were disrupted by political revolutions and uprisings in these countries. Conflict in Libya and lesser political disturbances elsewhere in the Middle East and North Africa regions are on-going, and our operations in Libya have not completely resumed. We risk loss of assets in any location where hostilities arise and persist. In these areas we also may not be able to perform the work we are contracted to perform, which could lead to forfeiture of performance bonds. We have assumed that cessation of business activities in other parts of the Middle East and North Africa regions due to political turmoil will be short-lived, that the negative impact on our business will not be material, and that the region will not experience further disruptive political revolution in the near term. However, if political violence were to curtail our activities in other countries in the region from which we derive greater business, such as Saudi Arabia, Iraq and Algeria, and particularly if political activities were to result in prolonged violence or conflict, we may fail to achieve the results reflected in our forward-looking statements.

The material weakness in accounting for income taxes could have an adverse effect on our share price or our debt ratings and our ability to report our financial information timely and accurately. If we are unable to effectively remediate this material weakness, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our share price and could subject us to additional potentially costly shareholder litigation or government inquiries. Further, if we are unable to effectively remediate this material weakness, our failure to do so could limit our ability to obtain financing, harm our reputation or result in debt rating agencies adjusting the ratings on our debt downward. Our forward-looking statements assume we will be able to remediate the material weakness and will maintain an effective internal control environment in the future.

Recent turmoil in the credit markets may reduce our access to capital or reduce the availability of financial risk-mitigation tools. The worldwide credit markets experienced turmoil and uncertainty from mid-2008 through most of 2009, and certain markets remained challenging in parts of 2010. In 2011, several important financial and banking institutions were perceived to be overexposed to credit risks with respect to certain sovereign debt.

We do not have access to complete information about the exposures of any particular institution, and we cannot predict what systemic risks may exist in the event of failure of any sovereign debtor, major financial institution or bank. Our forward-looking statements assume that the financial institutions that have committed to extend us credit will honor their commitments under our credit facilities and that capital markets will remain orderly. If one or more of those institutions becomes unwilling or unable to honor its commitments, our access to liquidity could be impaired and our cost of capital to fund growth could increase. We use interest rate and foreign exchange swap transactions with financial institutions to mitigate certain interest rate and foreign exchange risks associated with our capital structure and our business. Our forward-looking statements assume that those tools will continue to be available to us at prices we deem reasonable. However, the failure of any counterparty to honor a swap agreement could reduce the availability of these financial risk mitigation tools or could result in the loss of expected financial benefits.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended. For additional information regarding risks and uncertainties, see our other filings with the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on our website www.weatherford.com as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the SEC.

ITEM 1A Risk Factors

An investment in our securities involves various risks. You should consider carefully all of the risk factors described below, the matters discussed on the foregoing pages under "Business-Forward-Looking Statements," as well as other information included and incorporated by reference in this report.

Physical dangers are inherent in our operations and may expose us to significant potential losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures, or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. Such events may expose us to significant potential losses.

We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

As is customary in our industry, our contracts typically provide that our customers indemnify us for claims arising from the injury or death of their employees, the loss or damage of their equipment, damage to the reservoir and pollution emanating from the customer's equipment or from the reservoir (including uncontained oil flow from a reservoir). Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment, or pollution emanating from our equipment. Our contracts typically provide that our customer will indemnify us for claims arising from catastrophic events, such as a well blowout, fire or explosion.

Our indemnification arrangements may not protect us in every case. For example, from time to time we may enter into contracts with less favorable indemnities or perform work without a contract that protects us; our indemnity arrangements may be held unenforceable in some courts and jurisdictions; or we may be subject to other claims brought by third parties or government agencies. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities, or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses.

Further, our assets generally are not insured against loss from political violence such as war, terrorism or civil commotion. If any of our assets are damaged or destroyed as a result of an uninsured cause, we could recognize a loss of those assets.

Our business may be exposed to uninsured claims, and litigation might result in significant potential losses. The cost of our insured risk management program may increase.

In the ordinary course of business, we become the subject of various claims and litigation. We maintain liability insurance, which includes insurance against damage to people, property and the environment, up to maximum limits of $600 million, subject to self-insured retentions and deductibles.

Our insurance policies are subject to exclusions, limitations, and other conditions and may not apply in all cases, for example where willful wrongdoing on our part is alleged. It is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring, and in some cases those potential losses could be material.

Our insurance may not be sufficient to cover any particular loss, or our insurance may not cover all losses. For example, although we maintain product liability insurance, this type of insurance is limited in coverage and it is possible an adverse claim could arise in excess of our coverage. Finally, insurance rates have in the past been subject to wide fluctuation. In response to the April 2010 catastrophic accident in the Gulf of Mexico, insurance rates are volatile and increasing, and some forms of insurance may become entirely unavailable in the future or unavailable on terms that we or our customers believe are economically acceptable. Reductions in coverage, changes in the insurance markets and accidents affecting our industry may result in further increases in our cost and higher deductibles and retentions in future years and may also result in reduced activity levels in certain markets. Any of these events would have an adverse impact on our financial performance.

Our operations are subject to environmental and other laws and regulations that may expose us to significant liabilities and could reduce our business opportunities and revenues.

We are subject to various laws and regulations relating to the energy industry in general and the environment in particular. An environmental claim could arise with respect to one or more of our current businesses, products or services, or a business or property that one of our predecessors owned or used, and such claims could involve material expenditures. Generally, environmental laws have in recent years become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. The scope of regulation of our industry and our products and services may increase further following the April 2010 accident in the Gulf of Mexico, including possible increases in liabilities or funding requirements imposed by governmental agencies. We also cannot ensure that our future business in the deepwater Gulf, if any, will be profitable in light of new regulations that have been and may continue to be promulgated and in light of the current risk environment and insurance markets. Further, additional regulations on deepwater drilling elsewhere in the world could be imposed as a result of the Deepwater Horizon incident, and those regulations could limit our business where they are imposed. In addition, members of the U.S. Congress, the U.S. Environmental Protection Agency and various agencies of several states within the U.S. are reviewing more stringent regulation of hydraulic fracturing, a service we provide to clients, and regulators are investigating whether any chemicals used in the fracturing process might adversely affect groundwater. In 2011 and 2012, several states within the U.S. passed new laws and regulations concerning hydraulic fracturing. A significant portion of North American service activity today is directed at prospects that require hydraulic fracturing in order to produce hydrocarbons. Additional regulation could increase the costs of conducting our business and could materially reduce our business opportunities and revenues if our customers decrease their levels of activity in response to such regulation.

We conduct some of our business using fixed-fee or turn-key contracts, which subject us to risks associated with cost over-runs, operating cost inflation and potential claims for liquidated damages.

We conduct our business under various types of contracts, including in some cases fixed-fee or turn-key contracts where we estimate costs in advance of our performance. We price these types of contracts based in part on assumptions including prices and availability of labor, equipment and materials as well as productivity, performance and future economic conditions. If our cost estimates prove inaccurate, there are errors or ambiguities as to contract specifications or if circumstances change due to, among other things, unanticipated technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, changes in the costs of equipment and materials or our suppliers' or subcontractors' inability to perform, then cost over-runs may occur. We may not be able to obtain compensation for additional work performed or expenses incurred in all cases. Additionally, in some contracts we may be required to pay liquidated damages if we do not achieve schedule or performance requirements of our contracts. Our failure to accurately estimate the resources and time required for fixed-fee contracts or our failure to complete our contractual obligations within the time frame and costs committed could result in reduced profits or a loss for that contract. If the contract is significant, or we encounter issues that impact multiple contracts, cost over-runs could have a material adverse effect on our business, financial condition and results of operations.

We have significant operations that would be adversely impacted in the event of war, political disruption, civil disturbance, economic and legal sanctions or changes in global trade policies.

Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, Africa, Latin America, the Asia Pacific region and the former Soviet Union, that are subject to risks of war, political disruption, civil disturbance, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism) and changes in global trade policies. Our operations may be restricted or prohibited in any country in which the foregoing risks occur.

In particular, the occurrence of any of these risks could result in the following events, which in turn, could materially and adversely impact our results of operations:

- disruption of oil and natural gas exploration and production activities;
- restriction of the movement and exchange of funds;
- our inability to collect receivables;
- loss of or nationalization of assets in affected jurisdictions;
- enactment of additional or stricter U.S. government or international sanctions; and
- limitation of our access to markets for periods of time.

In early 2011, our operations in Libya, Algeria, Tunisia, Egypt, and to a lesser extent Yemen and Bahrain were disrupted by political revolutions and uprisings in these countries. Conflict in Libya and lesser political disturbances elsewhere in the Middle East and North Africa regions are on-going, and our operations in Libya have not fully resumed. During 2012, these six countries accounted for 2% of our global revenue, down from 3% in 2011 and 6% in 2010.

We take steps to secure our personnel and assets in affected areas and resume or continue operations where it is safe for us to do so; our forward-looking statements assume we will do so successfully. In Libya, we evacuated all of our non-Libyan employees and their families shortly after hostilities commenced. In the fourth quarter of 2011, following an examination of our assets in affected countries, we recognized an expense of $59 million primarily to establish a reserve against receivables, machinery and equipment and inventory in Libya.

We were able to secure our assets and rigs and restart our operations base in Libya in the fourth quarter of 2012. We are not able to predict when operations will resume to a material extent and expect a gradual increase in activities through 2013. We are still monitoring the situation and have not returned to full operation. At December 31, 2012, we had inventory, property, plant and equipment with a carrying value of approximately $111 million in Libya, as well as $9 million of accounts receivable. We risk loss of assets in any location where hostilities arise and persist. In these areas we also may not be able to perform the work we are contracted to perform, which could lead to forfeiture of performance bonds.

We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties.

We are currently involved in government and internal investigations.

Until 2003, we participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The DOJ and the SEC have undertaken investigations of our participation in the oil-for-food program and have subpoenaed certain documents in connection with these investigations. We have cooperated fully with these investigations. We have retained legal counsel, reporting to our audit committee, to investigate this matter. We have been in negotiations with the government agencies to resolve these matters for more than a year. While these negotiations have advanced during the first quarter of 2013, we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The U.S. Department of Commerce, Bureau of Industry & Security, Office of Foreign Assets Control ("OFAC"), DOJ and SEC have undertaken investigations of allegations of improper sales of products and services by the Company and its subsidiaries in certain sanctioned countries.

We have cooperated fully with this investigation. We have retained legal counsel, reporting to our audit committee, to investigate these matters.

In light of these investigations, the U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to comprehensive U.S. economic and trade sanctions, specifically Cuba, Iran, and Sudan, as well as Syria. Effective September 2007, we ceased entering into any new contracts in these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we substantially completed our winding down of business in these countries. We subsequently conducted further withdrawal activities, pursuant to the licenses issued by OFAC, which have now ceased. Certain of our subsidiaries continue to conduct business in countries such as Myanmar which was subject to more limited trade sanctions until 2012.

We have been in negotiations with the government agencies to resolve the investigation into alleged violations of the trade sanctions laws for more than a year, and these negotiations have advanced significantly. During the quarter ended June 30, 2012, the negotiations progressed to a point where we recognized a liability for a loss contingency that we believe is probable and for which a reasonable estimate can be made. The Company estimates that the most likely amount of this loss is $100 million, although the actual amount could be greater or less, and the timing of the payment cannot yet be determined. The Company recognized a $100 million loss contingency in the quarter ended June 30, 2012 for the potential settlement of the sanctioned country matters. However, uncertainties remain and therefore an exposure to loss may exist in excess of the amount accrued, pending the ultimate resolution of the investigation, and we may not ultimately not reach a final settlement with the government and may proceed to litigation.

The DOJ and SEC are investigating our compliance with the Foreign Corrupt Practices Act ("FCPA") and other laws worldwide. We have retained legal counsel, reporting to our audit committee, to investigate these matters and to cooperate fully with the DOJ and SEC. As part of our investigations, we have uncovered potential violations of U.S. law in connection with activities in several jurisdictions. We have been in negotiations with the government agencies to resolve these matters for more than a year. While these negotiations have advanced during the first quarter of 2013, we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanctions laws, the FCPA and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations, and the cost of our investigations have been significant. As with any potential resolution with the government, the government may seek to impose modifications to business practices, that decrease our business and modifications to the Company's compliance programs, which may increase compliance costs.

To the extent we violated trade sanctions laws, the FCPA, or other laws or regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, there is some uncertainty as to the ultimate amount of any penalties we may pay. We have not yet recognized a loss contingency related to these matters other than trade sanction laws, as we have not concluded that there are related losses that we believe are probable and for which a reasonable estimate can be made. However, there can be no assurance that actual fines or penalties, if any, will not have a material adverse effect on our business, financial condition, liquidity or results of operations.

The SEC and DOJ are investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 8-K and 12b-25 on March 1, 2011, February 21, 2012 and July 24, 2012, and the subsequent restatements of our historical financial statements. In addition, the SIX Exchange Regulation, one of the regulatory bodies of the SIX Swiss Exchange, opened an investigation of similar matters.

Our significant operations in foreign countries expose us to currency fluctuation risks or devaluation.

A portion of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive income (loss) in the shareholders' equity section in our Consolidated Balance Sheets. We recognize remeasurement and transactional gains and losses on currencies in our Consolidated Statements of Income, which may adversely impact our results of operations. We enter into foreign currency forward contracts and other derivative instruments in an effort to reduce our exposure to currency fluctuations; however, there can be no assurance that these hedging activities will be effective in reducing or eliminating foreign currency risks.

In certain foreign countries, a component of our cost structure is denominated in a different currency than our revenues. In those cases, currency fluctuations could adversely impact our operating margins.

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two-tier exchange structure. The official exchange rate moved from 2.15 to 2.60 for essential goods and from 2.15 to 4.30 for non-essential goods and services. Our Venezuelan entities maintain the U.S. dollar as their functional currency. In connection with this devaluation, we incurred a charge of $64 million for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation, which was not tax deductible in Venezuela. We also recorded a $24 million tax benefit for local Venezuelan income tax purposes related to our net U.S. dollar-denominated monetary liability position in the country. Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two-tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification did not have a material impact to our financial position or results of operations. As of December 31, 2012, we had a net monetary asset position denominated in Venezuelan bolivars of approximately $265 million comprised primarily of cash and accounts receivable. On February 8, 2013, the Venezuelan government announced its intention to devalue its currency effective February 13, 2013 at which time the official exchange rate moved from 4.30 per dollar to 6.30 per dollar for all goods and services. In connection with this devaluation, we expect to recognize a charge of approximately $100 million $(60 million net of tax) in the first quarter of 2013 for the remeasurement of our net monetary assets denominated in the Venezuelan bolivar at the date of the devaluation. We are continuing to explore opportunities to reduce our exposure but should additional devaluation occur in the future, we may be required to take further charges related to the remeasurement of our net monetary asset position.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Those countries that rely heavily upon income from hydrocarbon exports would be hit particularly hard by a drop in oil prices. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform on-going credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

Our business in Venezuela subjects us to actions by the Venezuelan government or our primary customer which could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.

We believe there are risks associated with our operations in Venezuela. Our future results of our Venezuelan operations may be adversely affected by many factors, including our ability to take actions to mitigate the effect of a further devaluation of the Venezuelan bolivar, the foreign currency exchange rate and exchange controls, other actions of the Venezuelan government and general economic conditions such as continued inflation and future customer payments and spending. We may also continue to see a delay in receiving payment on our receivables from our primary customer in Venezuela. If our customer further delays paying or fails to pay a significant amount of our outstanding receivables, or if there is a major action by the Venezuelan government, it could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.

Any capital financing that may be necessary to fund growth may not be available to us at economic rates.

Turmoil in the credit markets and the potential impact on liquidity of major financial institutions may have an adverse effect on our ability to fund growth opportunities through borrowings, under either existing or newly created instruments in the public or private markets on terms we believe to be reasonable.

Credit rating agencies could lower our corporate credit ratings.

Credit rating agencies could downgrade our credit ratings. If our credit ratings are lowered to non-investment grade levels this could limit our ability to refinance our existing debt, could cause us to refinance or issue debt with less favorable terms and conditions and could increase certain fees and interest rates of our borrowings. Suppliers and financial institutions may lower or eliminate the level of credit provided through payment terms or intraday funding when dealing with us thereby increasing the need for higher levels of cash on hand, which would decrease our ability to repay debt balances. In December 2012 Standard & Poor's downgraded their rating of our senior unsecured debt to BBB- with a stable outlook and Moody's Investors Service currently has such debt rated Baa2 with a negative outlook.

A terrorist attack could have a material and adverse effect on our business.

We operate in many dangerous countries, such as Iraq, in which acts of terrorism or political violence are a substantial and frequent risk. Such acts could result in kidnappings or the loss of life of our employees or contractors, a loss of equipment, which may or may not be insurable in all cases, or a cessation of business in an affected area. We cannot be certain that our security efforts will in all cases be sufficient to deter or prevent acts of political violence or terrorist strikes against us or our customers' operations.

We have identified a material weakness in our internal control over the accounting for income taxes, and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our share price or our debt ratings.

Management, through documentation, testing and assessment of our internal control over financial reporting, has concluded that our internal control over financial reporting had a material weakness in accounting for income taxes as of December 31, 2010, 2011 and 2012. See Item 9A - Controls and Procedures. If we are unable to effectively remediate this material weakness, or if we identify one or more additional material weaknesses in the future, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our share price or our debt ratings.

Our multi-national tax structure is complex, and we have restated our previously reported provision for income taxes three times since 2009. The existence of a material weakness in our internal control over the accounting for income taxes increases the risk that we will not be able to obtain the expected benefits of our tax structure. In the course of remediating the material weakness, we may find additional historical errors in our accounting for income taxes or discover new facts that cause us to reach different conclusions with respect to uncertain tax positions or otherwise change our existing opinion of these matters. This could result in increased tax expense for historical periods and reduced net current and deferred tax assets, which could have an adverse effect on our financial results and our share price or our debt ratings.

We cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

Changes in tax laws could adversely impact our results.

During the first quarter of 2009, we redomesticated from Bermuda to Switzerland. There are frequently legislative proposals in the United States that attempt to treat companies that have undertaken similar transactions as U.S. corporations subject to U.S. taxes or to limit the tax deductions or tax credits available to United States subsidiaries of these corporations. The realization of the tax benefit of our 2002 reorganization from Delaware to Bermuda and our 2009 redomestication from Bermuda to Switzerland could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdictions. The inability to realize this benefit could have a material impact on our financial statements.

The anticipated benefits of moving our principal executive offices to Switzerland in 2009 may not be realized, and difficulties in connection with maintaining our principal executive offices could have an adverse effect on us.

In connection with our 2009 redomestication to Switzerland, we relocated our principal executive offices from Houston, Texas to Geneva, Switzerland. We face difficulties in retaining and attracting officers, key personnel and other employees and challenges in maintaining our executive offices in a country different from the country where other employees, including corporate support staff, are located. Management is also required to devote time to the redomestication and related matters, which could otherwise be devoted to focusing on on-going business operations and other initiatives and opportunities. In addition, we may not realize the benefits we anticipated from the redomestication, including the benefit of moving to a location that is more centrally located within our area of worldwide operations. Any such difficulties could have an adverse effect on our business, results of operations or financial condition.

The rights of our shareholders are governed by Swiss law and documents following the redomestication.

The rights of our shareholders are governed by Swiss law and Weatherford Switzerland's articles of association and organizational regulations. The rights of shareholders under Swiss law differ from the rights of shareholders of companies incorporated in other jurisdictions. For example, directors of Weatherford Switzerland may be removed by shareholders with or without cause, but such removal requires the vote of shareholders holding at least 66 2/3% of the voting rights and the absolute majority of the par value of the registered shares represented at the meeting as well as a quorum of at least two-thirds of the registered shares recorded in the share register.

We hold shareholder meetings in Switzerland, and our required quorum for those meetings is lower.

We hold shareholders meetings in Switzerland, which may make attendance in person more difficult for some investors. For shareholders meetings for the transaction of any business other than removal of a director or certain other specified resolutions, a quorum comprises at least one-third of the registered shares recorded in the share register and entitled to vote (and at least two-thirds of the registered shares recorded in the share register and entitled to vote for the removal of directors and certain other specified resolutions).

The delayed filing of our quarterly reports for the periods ended June 30 and September 30, 2012 could result in additional costs and limit our access to the capital markets

The restatement of our historical financial statements resulted in our inability to file quarterly reports for certain 2012 interim periods by the regulatory due dates for those reports. Such action resulted in the loss of our "Well-known Seasoned Issuer" status under SEC regulations. Additionally, we are no longer eligible to use a "Short-form" registration statement on Form S-3. As a result, accessing capital markets during 2013, should we need to do so, may be more costly and time consuming.

ITEM 1B Unresolved Staff Comments

None.

ITEM 2 Properties

Our operations are conducted in over 100 countries and we have manufacturing facilities and sales, service and distribution locations throughout the world. The following table describes our major facilities as of December 31, 2012:

Location	Owned/ Leased	Principal Services and Products Offered or Manufactured
North America:		
New Brighton, Minnesota	Owned	Water well and industrial screens
Nisku, Alberta, Canada	Owned	Conventional pumping units, drilling services, fishing and wireline
Pasadena, Texas	Leased	Warehouse, stocking
San Antonio, Texas	Leased	Fracturing and wellhead
Schriever, Louisiana	Owned	Cementation manufacturing, plant and well construction services
Williston, North Dakota	Owned	Drilling services, fishing, pumping, wireline, well completion
Latin America:		
Ciudad Del Carmen, Mexico	Leased	Downhole services, direct drilling, cementation, fishing
Ciudad Ojeda, Venezuela	Owned	Artificial lift systems
Reynosa, Mexico	Leased	Cased hole completion, drilling tools, fishing and well testing
Rio de Janeiro, Brazil	Owned	Conventional pumping units, manufacturing and service center
Poza Rica, Mexico	Leased	Integrated drilling
Venustiano Carranza, Mexico	Owned	Office, warehouse, housing area
Europe/SSA/Russia:		
Langenhagen, Germany	Leased	Manufacturing
Lukhovitsy, Russia	Owned	Pipeline and specialty services
Nizhnevartovsk, Russia	Owned	Drilling, sidetracking, wireline, fishing, well workover and tool rental
Stavanger, Norway	Leased	Casing exit, cementing, directional drilling and fishing
MENA/Asia Pacific:		
Abu Dhabi, UAE	Leased	Manufacturing
Dharan, Saudi Arabia	Leased	Fishing, directional drilling, gas lift systems
Jebel Ali, Dubai	Leased	Drilling fluids, fishing, workshop, wellhead service center
Shifang, China	Owned	Pump jacks and wellhead
Corporate:		
Geneva, Switzerland	Leased	Headquarters
Houston, Texas	Leased	Corporate offices

ITEM 3 Legal Proceedings

In the ordinary course of business, we are the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retention limits and deductibles with respect to our insurance.

Please see the following:

- "Item 1. Business – Other Business Data – Federal Regulation and Environmental Matters," which is incorporated by reference into this item.
- "Item 1A. Risk Factors – We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties," which is incorporated by reference into this item.
- "Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 18 – Disputes, Litigation and Contingencies".

Although we are subject to various on-going items of litigation, we do not believe it is probable that any of the items of litigation to which we are currently subject will result in any material uninsured losses to us. It is possible, however, an unexpected judgment could be rendered against us in the cases in which we are involved that could be uninsured and beyond the amounts we currently have reserved and in some cases those losses could be material.

ITEM 4 Mine Safety Disclosures

Not applicable.

PART II

ITEM 5 Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our shares are traded under the symbol "WFT" on the New York Stock Exchange ("NYSE"), the Euronext-Paris exchange and, as of November 17, 2010, the SIX Swiss Stock Exchange. As of February 26, 2013, there were 2,238 shareholders of record. The following table sets forth, for the periods indicated, the range of high and low sales prices per share for our stock as reported on the NYSE.

	Price	
	High	**Low**
Year ending December 31, 2012		
First Quarter	$ 18.33	$ 14.57
Second Quarter	15.47	11.14
Third Quarter	14.04	11.17
Fourth Quarter	12.92	8.84
Year ending December 31, 2011		
First Quarter	$ 26.25	$ 19.56
Second Quarter	23.41	16.65
Third Quarter	22.76	12.12
Fourth Quarter	16.85	10.85

On February 26, 2013, the closing sales price of our shares as reported by the New York Stock Exchange was $11.93 per share. We have not declared or paid cash dividends on our shares since 1984.

Under our restricted share plan, employees may elect to have us withhold shares to satisfy minimum statutory federal, state and local tax withholding obligations arising on the vesting of restricted stock awards and exercise of options. When we withhold these shares, we are required to remit to the appropriate taxing authorities the market price of the shares withheld, which could be deemed a purchase of shares by us on the date of withholding. During the quarter ended December 31, 2012, we withheld shares to satisfy these tax withholding obligations as follows:

Period	**No. of Shares**	**Average Price**
October 1 - October 31, 2012	92,543	$ 14.13
November 1 - November 30, 2012	3,583	11.09
December 1 - December 31, 2012	40,693	10.75

Information concerning securities authorized for issuance under equity compensation plans is set forth in Part III of this report under "Item 12(d). Security Authorized for Issuance Under Equity Compensation Plans," which is incorporated by reference into this Item.

Performance Graph

This graph compares the yearly cumulative return on our shares with the cumulative return on the Dow Jones U.S. Oil Equipment & Services Index and the Dow Jones U.S. Index for the last five years. The graph assumes the value of the investment in our shares and each index was $100 on December 31, 2007. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Weatherford specifically incorporates it by reference into such filing.


$300
$250
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Weatherford International Ltd.
Dow Jones U.S. Oil Equipment and Services Index
Dow Jones U.S.Index

ITEM 6 Selected Financial Data

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," which contain information on the comparability of the selected financial data and are both contained in this report. Discussion of material uncertainties is included in "Item 8. Financial Statements and Supplemental Data – Notes to Consolidated Financial Statements – Note 16 – Disputes, Litigation and Contingencies". The following information may not be indicative of our future operating results.

	Year Ended December 31,				
(In millions, except per share amount)	**2012**	**2011**	**2010**	**2009**	**2008**
Statements of Operations Data:					
Revenues	$ 15,215	$ 12,988	$ 10,221	$ 8,833	$ 9,601
Operating Income	298	1,307	774	687	1,947
Income (Loss) From Continuing Operations Attributable to Weatherford	(778)	189	(217)	87	1,167
Basic Earnings (Loss) Per Share From Continuing Operations Attributable To Weatherford	(1.02)	0.25	(0.29)	0.12	1.71
Diluted Earnings (Loss) Per Share From Continuing Operations Attributable To Weatherford	(1.02)	0.25	(0.29)	0.12	1.67
Balance Sheet Data:					
Total Assets	$ 22,795	$ 21,051	$ 19,199	$ 18,782	$ 16,555
Long-term Debt	7,049	6,286	6,530	5,847	4,564
Shareholders' Equity	8,818	9,345	9,118	9,175	7,936
Cash Dividends Per Share	—	—	—	—	—

ITEM 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") begins with an executive overview which provides a general description of our Company, a synopsis of industry market trends, insight into management's perspective of the opportunities and challenges we face and our outlook for 2013. Next, we analyze the results of our operations for the last three years, including the trends in our business. Then we review our cash flows and liquidity, capital resources and contractual commitments. We conclude with an overview of our critical accounting policies and estimates and a summary of recently issued accounting pronouncements.

The "Company," "we," "us" and "our" refer to Weatherford International Ltd., a Swiss joint-stock corporation, on a consolidated basis.

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in "Item 8. Financial Statements and Supplementary Data." Our discussion includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions we consider reasonable. For information about these assumptions, you should refer to the section entitled "Item 1. Business – Forward-Looking Statements" and the section "Item 1A. – Risk Factors".

Overview

General

Our principal business is to provide equipment and services to the oil and natural gas exploration and production industry both on land and offshore, through our two product and service line groups (1) Formation Evaluation and Well Construction and (2) Completion and Production. These groups together consist of ten service lines.

- Formation Evaluation and Well Construction includes: Drilling Services, Well Construction, Integrated Drilling, Wireline and Evaluation Services, Drilling Tools and Re-entry and Fishing
- Completion and Production includes: Artificial Lift Systems, Stimulation and Chemicals, Completion Systems and Pipeline and Specialty Services

We may sell our products and services separately or bundle them together to provide integrated solutions, up to and including integrated well construction where we are responsible for the entire process of drilling, constructing and completing a well. Our customers include both exploration and production companies, national oil companies and other oilfield service companies. Depending on the service line, customer and location, our contracts vary in their terms, provisions and indemnities. We earn revenues under our contracts when products and services are delivered. Typically, we provide products and services at a well site where our personnel and equipment may be located together with personnel and equipment of our customer and third parties, such as other service providers.

We conduct operations in over 100 countries and have service and sales locations in nearly all of the oil and natural gas producing regions in the world. Our operational performance is segmented and reviewed on a geographic basis and we report the following regions as separate, distinct reporting segments: (1) North America; (2) Latin America; (3) Europe/SSA/ Russia; and (4) MENA/Asia Pacific.

Industry Trends

Changes in the current price and expected future prices of oil and natural gas influence the level of energy industry spending. Changes in expenditures result in an increased or decreased demand for our products and services. Rig count is an indicator of the level of spending for the exploration for and production of oil and natural gas reserves. The following chart sets forth certain statistics that reflect historical market conditions:

	WTI Oil[(a)]	Henry Hub Gas[(b)]	North American Rig Count[(c)]	International Rig Count[(c)]
2012	$ 91.82	$ 3.35	2,178	1,260
2011	98.83	2.99	2,481	1,188
2010	91.38	4.41	2,101	1,116

(a) *Price per barrel of West Texas Intermediate ("WTI") crude oil as of the last business day of the year indicated at Cushing Oklahoma – Source: Thomson Reuters*

(b) *Price per MM/BTU as of the last business day of the year indicated at Henry Hub Louisiana – Source: Thomson Reuters*

(c) *Average rig count for the fourth quarter – Source: Baker Hughes Rig Count*

Oil prices fluctuated during 2012, ranging from a high of $109.77 per barrel at the end of February to a low of $77.69 per barrel in late June. Natural gas ranged from a high of $4.07 MM/BTU in mid-October to a low of $1.91 MM/BTU in mid-April. Factors influencing oil and natural gas prices during the period include hydrocarbon inventory levels, realized and expected global economic growth, realized and expected levels of hydrocarbon demand, levels of spare production capacity within the Organization of Petroleum Exporting Countries ("OPEC"), weather and geopolitical uncertainty.

Opportunities and Challenges

Our industry offers many opportunities and challenges. The cyclicality of the energy industry impacts the demand for our products and services. Certain of our products and services, such as our drilling and evaluation services, well installation services and well completion services, depend on the level of exploration and development activity and the completion phase of the well life cycle. Other products and services, such as our production optimization and artificial lift systems, are dependent on production activity. We have created a long-term strategy aimed at growing our businesses, servicing our customers, and most importantly, creating value for our shareholders. The success of our long-term strategy will be determined by our ability to manage effectively any industry cyclicality, respond to industry demands and successfully maximize the benefits from our acquisitions.

Outlook

We believe the long-term outlook for our businesses is favorable. As well production decline rates accelerate and reservoir productivity complexities increase, our clients will continue to face growing challenges securing desired rates of production growth. These challenges increase our customers' requirements for technologies that improve productivity and efficiency and increase demand for our products and services. These phenomena provide us with a positive outlook over the longer term.

The level of improvement in our businesses in 2013 will continue to depend heavily on pricing and volume increases, our control of costs and our ability to further penetrate existing markets with our younger technologies, as well as to successfully introduce these technologies to new markets.

We believe 2013 will be a positive year for both our North American and international operations. We expect steady improvements in North America with some gains, both top-line and margin. Internationally, forecasts for Latin America show a very strong year and Europe/SSA/Russia and Asia Pacific are all expected to have solid growth and positive margin improvements. MENA should regain its status as a positive contributor. We expect our artificial lift product line to have steady volume growth into 2013. Pricing increases for artificial lift are expected to flatten in North America, but increase in the international markets.

The continued and increasing strength of the industry, including client spending, will be highly dependent on many external factors, such as world economic and political conditions, member-country quota compliance within OPEC and weather conditions, including the factors described under "Item 1. Business – Forward-Looking Statements."

Results of Operations

The following charts contain selected financial data comparing our consolidated and segment results from operations for 2012, 2011 and 2010. See "Notes to Consolidated Financial Statements – Note 20 – Segment Information" for additional information regarding variances in operating income.

	Year Ended December 31,		
(In millions, except per share data)	2012	2011	2010
Revenues:			
North America	$ 6,824	$ 6,023	$ 4,167
MENA/Asia Pacific	2,795	2,441	2,451
Europe/SSA/Russia	2,519	2,298	1,984
Latin America	3,077	2,226	1,619
	15,215	12,988	10,221
Operating Income (Expense):			
North America	1,078	1,259	693
MENA/Asia Pacific	34	25	264
Europe/SSA/Russia	315	287	240
Latin America	395	254	51
Research and Development	(257)	(245)	(216)
Corporate	(196)	(177)	(172)
Goodwill and Equity Investment Impairment	(793)	—	—
Sanctioned Country Loss Contingency	(100)	—	—
Revaluation of Contingent Consideration	—	—	13
Other Items	(178)	(96)	(99)
	298	1,307	774
Interest Expense, Net	(486)	(453)	(406)
Bond Tender Premium	—	—	(54)
Devaluation of Venezuelan Bolivar	—	—	(64)
Other, Net	(100)	(107)	(53)
Provision for Income Tax	(462)	(542)	(396)
Net Income per Diluted Share	(1.02)	0.25	(0.29)
Depreciation and Amortization	1,282	1,136	1,048

Revenues

The following chart contains the percentage distribution of our consolidated revenues by product line group for 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	**2011**	**2010**
Formation Evaluation and Well Construction	56%	57%	63%
Completion and Production	44	43	37
TOTAL	**100%**	**100%**	**100%**

Consolidated revenues increased $2.2 billion, or 17%, in 2012 compared to 2011. North American revenues increased $801 million, or 13%, compared to the prior year, on a 1% decrease in rig count. International revenues increased $1.4 billion, or 20%, on a 6% rig count increase. Latin America was the strongest contributor to our year-over-year international revenue growth. From a product line perspective, our artificial lift, integrated drilling, and pipeline and specialty services product lines experienced the strongest growth in 2012.

Consolidated revenues increased $2.8 billion, or 27%, in 2011 compared to 2010. North American revenues increased $1.9 billion, or 45%, compared to the prior year, on a 15% increase in rig count. International revenues increased $911 million, or 15%, on a 6% rig count increase. Latin America was the strongest contributor to our year-over-year international revenue growth. From a product line perspective, our artificial lift, drilling services and stimulation and chemicals product lines experienced the strongest growth in 2011.

Operating Income

Consolidated operating income decreased $1.0 billion, or 77%, in 2012 compared to 2011. Our operating segments contributed $3 million of the decrease. The primary drivers of the decline in operating income were the recognition of goodwill and equity investment impairment charges of $793 million, $100 million accrual for a loss contingency related to the sanctioned country matters, and an $82 million increase in other items compared to 2011. Research and development expenditures represented a consistent 2% of revenues in both 2012 and 2011. The increase in our corporate general and administrative expenses is primarily attributable to increased personnel cost and professional services fees.

Consolidated operating income increased $533 million, or 69%, in 2011 compared to 2010. Our operating segments contributed $577 million of the increase. This incremental operating income was partially offset by a $29 million increase in research and development expenditures, a $5 million increase in corporate general and administrative expenses and a $13 million decrease in the gain recognized on the revaluation of contingent of consideration associated with the OFS acquisition. Research and development expenditures represented a consistent 2% of revenues in both 2010 and 2011. The increase in our corporate general and administrative expenses is primarily attributable to increased personnel cost. The revaluation of contingent consideration associated with the 2009 OFS acquisition resulted in the recognition of a $13 million gain in 2010 prior to our settlement of the contingent consideration terms in November 2010.

We incurred $178 million of net other items during 2012, which included $103 million in professional fees associated with our income tax restatement and material weakness remediation, $79 million of severance, exit and other charges, including $13 million of costs incurred in connection with on-going investigations by the U.S. government, $11 million in fees and expenses associated with our 2012 debt consent solicitation, offset by a $28 million gain related to the sale of our subsea controls business.

We incurred $96 million of net other items during 2011, which included $55 million of severance, exit and other charges, income tax restatement and material weakness remediation expenses of $22 million, $10 million of costs incurred in connection with on-going investigations by the U.S. government, and $9 million associated with the termination of a corporate consulting contract.

We incurred $99 million of other items during 2010, which included $61 million in severance and facility closure costs, a $38 million charge related to our Supplemental Executive Retirement Plan ("SERP"), which was frozen on March 31, 2010, and $7 million of costs incurred in connection with on-going investigations by the U.S. government. These charges were offset by a $7 million benefit related to the reversal of prior cost accruals for our exit from sanctioned countries.

Devaluation of Venezuelan Bolivar

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two tier exchange structure. The official exchange moved from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods and services. In connection with this devaluation, we incurred a charge of $64 million in the first quarter of 2010 for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation.

Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two-tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification did not have a material impact to our financial position or results of operations.

On February 8, 2013, the Venezuelan government announced its intention to devalue its currency effective February 13, 2013 at which time the official exchange rate moved from 4.30 per dollar to 6.30 per dollar for all goods and services. In connection with this devaluation, we expect to recognize a charge of approximately $100 million ($60 million net of tax) in the first quarter of 2013 for the remeasurement of our net monetary assets denominated in the Venezuelan bolivar at the date of the devaluation.

As of December 31, 2012, we had a net monetary asset position denominated in Venezuelan bolivars of approximately $265 million comprised primarily of cash and accounts receivable. We are continuing to explore opportunities to reduce our exposure to further devaluation of the Venezuelan bolivar.

Interest Expense, Net

Interest expense, net increased $33 million, or 7% in 2012 compared to 2011 due to increases in our levels of indebtedness largely via our commercial paper program.

Interest expense, net increased $47 million, or 12% in 2011 compared to 2010. This increase was primarily the result of replacing our short-term debt with higher-rate senior notes through the debt offering and bond tender completed in the second half of 2010, as well as due to increased levels of debt largely in our commercial paper program.

Bond Tender Premium

In September 2010, we commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender-offer terms, in September 2010, we repurchased $167 million of our 6.625% Senior Notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase. In October 2010, we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% Senior Notes due 2012 and 5.15% Senior Notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in the fourth quarter of 2010.

Other Expense, Net

Other expense, net decreased $7 million in 2012 compared to 2011, mostly due to a decrease in foreign currency exchange losses.

Other expense, net increased $54 million in 2011 compared to 2010, mostly due to an increase in foreign currency exchange losses incurred as the result of the strengthening U.S. dollar.

Income Taxes

We provide for income taxes based on the laws and rates in effect in the countries in which operations are conducted, or in which we or our subsidiaries are considered resident for income tax purposes. We are exempt from Swiss cantonal and communal tax on income derived outside Switzerland, and are also granted participation relief from Swiss federal tax for qualifying dividend income and capital gains related to the sale of qualifying investments in subsidiaries. We expect that the participation relief will result in a full exemption of participation income from Swiss federal income tax.

Our provision for income taxes was $462 million in 2012, $542 million in 2011 and $396 million in 2010, which resulted in an effective tax rate of (160)%, 73% and 201%, respectively. Our provision for income taxes was significantly impacted by discrete tax expense items in each of these years. In 2012, our results include a $589 million goodwill impairment charge, which was substantially non-deductible, a $204 million equity method impairment charge and a $100 million accrual for a loss contingency, both of which are fully non-deductible. In 2011, we recognized $20 million of withholding tax on the redemption of equity in one of our U.S. subsidiaries and in 2010, we recognized $124 million of tax expense related to the reorganization of our operations in Latin America. Our provision for income taxes was impacted by increases in our reserves for uncertain tax positions of $36 million in 2012, $77 million in 2011 and $79 million in 2010 and valuation allowances of $108 million recognized in 2012, $29 million recognized in 2011 and $55 million recognized in 2010. Our results in 2012 also include significant losses in Iraq with a valuation allowance of $72 million.

On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012. While the Act retroactively extends the controlled foreign corporations look through rule, the 2012 tax benefit will not be recognized until the first quarter of 2013. Accordingly, we are expecting to recognize a tax benefit of approximately $9 million in the first quarter of 2013.

The relationship between our pre-tax income or loss from continuing operations and our income tax benefit or provision varies from period to period as a result of various factors which include, in addition to the discrete items discussed above, changes in total pre-tax income or loss, the jurisdictions in which our income is earned, the tax laws in those jurisdictions and in our operating structure. Our income derived in Switzerland is taxed at a rate of 7.83%; however, our effective rate, even after excluding the transactional and discrete items discussed above, is substantially above the Swiss statutory tax rate as the majority of our operations are taxed in jurisdictions with much higher tax rates.

Our effective tax rate for these periods was further negatively impacted by the taxing regimes in certain countries and our operating structure. Several of the countries in which we operate, primarily in our MENA/Asia Pacific segment, tax us based on "deemed", rather than actual, profits. We are not currently profitable in certain of those countries, which results in us accruing and paying taxes based on a "deemed profit" instead of recognizing no tax expense or potentially recognizing a tax benefit. Our operating structure results in us paying withholding taxes on intercompany charges for items such as rentals, management fees, royalties, and interest as well as on applicable third party transactions. Such withholding taxes were $138 million in 2012, $94 million in 2011 and $76 million in 2010. We also incur pre-tax losses in certain jurisdictions that do not have a corporate income tax and thus we are not able to recognize an income tax benefit on those losses.

Our effective tax rate increased from 2011 to 2012 due primarily to significant impairment charges and accrual for a loss contingency that are not deductible for tax. Our effective tax rate decreased from 2010 to 2011 due primarily to higher pre-tax income and changes in our geographic earnings mix. Our effective tax rate will generally be lower in periods of higher pre-tax earnings as the rate impact of certain of the items discussed above is mitigated by the higher earnings.

Segment Results

North America

North American revenues increased $801 million, or 13%, in 2012 compared to 2011 on a 1% decrease in average rig count in North America over the comparable period. Revenues from our well construction, artificial lift systems, drilling services and completions product lines were the strongest contributors to our year-over-year increase in revenue.

North American revenues increased $1.9 billion, or 45%, in 2011 as compared to 2010. This increase outpaced the 21% increase in average rig count in North America over the comparable period. Revenues from our artificial lift, drilling services and stimulation and chemicals product lines were the strongest contributors to our year-over-year increase in revenue.

Operating income decreased $181 million or 14%, in 2012 compared to 2011. Operating margins fell to 16% in the current year, compared to 21% in 2011. Pricing pressures in stimulation contributed to the decline in margins over the comparable period of the prior year. Also, during 2012, we recognized charges attributable to the North America reporting segment totaling $53 million to adjust the carrying value of our guar inventory, a component of certain drilling fluids, to the lower of cost or market, and for excess and obsolete inventory.

Operating income grew $566 million or 82%, in 2011 compared to 2010. Operating margins grew during this time frame to 21% in the current year, compared to 17% in 2010 due to a trend of increasing volume and pricing during this time frame and relative to the comparable period of the prior year.

MENA/Asia Pacific

MENA/Asia Pacific revenues increased $354 million, or 15%, during 2012 compared to 2011, outpacing the 10% increase in rig count. The increase in revenues is attributable to the contribution made by several key countries including Iraq, Saudi Arabia, and Oman. Our drilling services, integrated drilling, artificial lift systems and completions product lines were the strong contributors in the region.

MENA/Asia Pacific revenues decreased $10 million, or less than 1%, during 2011 compared to 2010. Rig count for the region was essentially flat for the period. Revenues were also flat despite the political turmoil in the Middle East and North Africa during 2011 and the deconsolidation of three joint ventures. Our artificial lift systems and integrated drilling product lines were the strongest contributors in the region and served to mitigate the decline.

Operating income increased $9 million, or 36%, during 2012 as compared to 2011 and operating margins were flat. Losses incurred in our Iraq operations during 2012 of $189 million were more than offset by increases in operating income in Saudi Arabia and in Asia Pacific countries. During 2012, we recognized a charge for excess and obsolete inventory of $14 million attributable to the MENA/Asia Pacific reporting segment.

Operating income decreased $239 million, or 91%, during 2011 as compared to 2010. Operating margins were 1% in 2011, compared to 11% in 2010. Beginning in early 2011, our operations in Libya, Algeria, Tunisia, Egypt, and to a lesser extent Yemen and Bahrain were disrupted by political revolutions and uprisings in these countries, which had a negative impact on our results for 2011 and 2012. Conflict in Libya and lesser political disturbances elsewhere in the Middle East and North Africa regions are on-going, and our operations in Libya have not fully resumed. During 2012, these six countries accounted for less than 1% of our global revenue, down from 3% in 2011 and 6% in 2010. Due to the on-going hostilities in Libya, we were unable to physically verify the existence or condition of the majority of our assets in country for most of 2011 and the information available to us about these assets evolved during the year. Additionally, due to international sanctions against all entities affiliated with the Libyan government, we were unable to pursue collections of accounts receivable from a significant portion of our Libyan customers. In the fourth quarter of 2011, hostilities subsided and limited company personnel were able to re-enter the country. Following an examination our Libyan assets and evaluation of our accounts receivable from Libyan customers, we recognized an expense of $59 million primarily to establish a reserve against receivables, machinery and equipment and inventory in Libya. We were able to secure our assets and rigs and restart our operations base in Libya in the fourth quarter of 2012. However, we are not able to predict when operations will resume to a material extent and expect a gradual increase in activities throughout 2013. We are still monitoring the situation and have not returned to full operation. At December 31, 2012, we had inventory, property, plant and equipment with a carrying value of approximately $111 million in Libya, as well as $9 million of net accounts receivable.

Europe/SSA/Russia

Revenues in our Europe/SSA/Russia segment increased $221 million, or 10%, in 2012 compared to the prior year with a 6% rig count increase over the comparable period. Our integrated drilling, completions, pipeline and specialty services and drilling tool product lines were the strongest contributors to the year-over-year growth.

Revenues in our Europe/SSA/Russia segment increased $314 million, or 16%, in 2011 compared to the prior year with a 22% rig count increase over the comparable period. Our drilling services and stimulation and chemicals product lines were the strongest contributors to the year-over-year growth.

Operating income increased $28 million, or 10%, during the current year compared to the prior year. Operating margins were flat when compared to the prior period. With consistent margins the increases are attributable to integrated drilling, completions, pipeline and specialty services and drilling tool product lines, which offset a charge recognized during 2012 for excess and obsolete inventory of $20 million attributable to the Europe/SSA/Russia reporting segment.

Operating income increased $47 million, or 20%, 2011 compared to 2010. Operating margins were 13% in 2011 and 12% in 2010. With consistent margins the increases are attributable to drilling services and stimulation and chemicals.

Latin America

Latin American revenues grew $851 million, or 38%, in the current year compared to the prior year, despite a flat average rig count for the region. The increase in revenue was mostly due to improved demand in our integrated drilling, artificial lift systems, completions and stimulation and chemicals product lines. Geographically, Colombia, Mexico and Venezuela contributed significant revenue improvements.

Latin American revenues grew $607 million, or 38%, in 2011 year compared to 2010, outpacing an 11% increase in average rig count for the region. The increase in revenue was mostly due to improved demand in our artificial lift, drilling services and stimulation and chemicals product lines. Geographically, Colombia, Mexico and Venezuela had significant revenue improvements.

Operating income for Latin America increased $141 million, or 56%, in 2012 as compared to 2011. Operating margins were 13% in the current year, compared to 11% in 2011. A main driver of this increase was the extent of progress on our project work in Mexico. During 2012, we recognized a charge for excess and obsolete inventory of $8 million attributable to the Latin America reporting segment.

Operating income for Latin America increased $203 million, or 398%, in 2011 as compared to 2010. Operating margins were 11% in the current year, compared to 3% in 2010. A main driver of this increase was the resumption of drilling activity on our project work in Mexico, which had slowed to near zero in 2010. Also, during 2010, we had recognized a $76 million charge for revisions to our profitability estimates on our project work in Mexico and a $32 million reserve taken against accounts receivable balances in Venezuela in light of the country's economic prognosis.

Liquidity and Capital Resources

Sources of Liquidity

Our sources of available liquidity include cash and cash equivalent balances, cash generated from operations, commercial paper and committed availabilities under bank lines of credit. We also historically have accessed banks for short-term loans from uncommitted borrowing arrangements and the capital markets with debt, equity and convertible bond offerings. From time to time we may enter into transactions to factor accounts receivable or dispose of businesses or capital assets that are no longer core to our long-term strategy.

Committed Borrowing Facility

We maintain a $2.25 billion unsecured, revolving credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent, scheduled to mature July 13, 2016. The Credit Agreement can be used for a combination of borrowings, support for our $2.25 billion commercial paper program and issuances of letters of credit. This agreement requires that we maintain a debt-to-total capitalization ratio of less than 60%. We were in compliance with this covenant at December 31, 2012.

The following summarizes our availability under the Credit Agreement at December 31, 2012 (in millions):

Facility	$	2,250
Less uses of facility:		
Amount drawn		—
Commercial paper		888
Letters of credit		100
Availability	$	1,262

On April 4, 2012, we completed a $1.3 billion long-term debt offering comprised of (1) $750 million of 4.5% Senior Notes due 2022 and (2) $550 million of 5.95% Senior Notes due 2042. The net proceeds from this offering were used to repay short-term indebtedness under our commercial paper program and for general corporate purposes.

In August 2012, as a result of the delay in filing our second quarter report on Form 10-Q and potential delay in filing our third quarter report on Form 10-Q, we sought consents from the holders of our Senior Notes to extend the due date under our indentures for providing our Form 10-Q filings to no later than March 31, 2013. We received sufficient consents to apply this extension to all series of our publicly traded Senior Notes. We offered a cash payment of $2.50 for each $1,000 in principal amount for those note holders who consented to the extension and we paid approximately $30 million in connection with this consent solicitation including costs.

On December 21, 2012, Standard and Poor's Ratings Services lowered the corporate rating on Weatherford International Ltd. to BBB- from BBB, and lowered its short-term ratings to A-3 from A-2, with a stable outlook. The Company has access and expects it will continue to have access to credit markets, including the U.S. commercial paper market, although the commercial paper amounts outstanding may be reduced as a result of the rating change. We expect to utilize our revolving credit facility or other facilities to supplement commercial paper borrowings as needed.

Accounts Receivable Factoring

In 2010, we entered into a factoring program to sell accounts receivable in Latin America to third-party financial institutions. In 2011, we sold approximately $65 million under the program, received cash totaling $64 million and recognized a loss of one million on these sales. In 2012, we sold approximately $177 million under the program, received cash totaling $163 million and recognized a loss of one million on these sales. In January 2013 all of the receivables factored in the fourth quarter of 2012 were collected. In each of the years, our factoring transactions qualified for sale accounting under the accounting standards and proceeds are included in operating cash flows in our Consolidated Statements of Cash Flows.

Secured Loan Agreement

In June 2010, we entered into a secured loan agreement with a third-party financial institution and received proceeds of $180 million. The note bears interest at a rate of 4.82% and is being repaid in monthly installments over seven years. The loan is secured by assets located in the United States, and is included in long-term debt on our Consolidated Balance Sheets.

Cash Requirements

During 2013, we anticipate our cash requirements will include interest payments on our outstanding debt, the repayment of $294 million of Senior Notes due in the first quarter of 2013, the repayment of $250 million of Senior Notes due in the fourth quarter of 2013, working capital needs and capital expenditures. Our cash requirements may also include opportunistic business acquisitions and an indeterminate amount to settle the governmental investigations described above. Consistent with 2012, we anticipate funding these requirements from cash generated from operations, availability under our committed borrowing facility, the issuance of commercial paper and potential proceeds from disposals of businesses or capital assets that are no longer closely aligned with our core long-term growth strategy. Capital expenditures for 2013 are projected to be between 8% and 12% of our revenues. The amounts we ultimately spend will depend on a number of factors including the type of contracts we enter into, asset availability and our expectations with respect to industry activity levels in 2013. Expenditures are expected to be used primarily to support anticipated near-term growth and our sources or liquidity are anticipated to be sufficient to meet our needs. Capital expenditures during the year ended December 31, 2012 were $2.2 billion.

Contractual Obligations

The following summarizes our contractual obligations and contingent commitments by period. The obligations we pay in future periods may vary due to certain assumptions including the duration of our obligations and anticipated actions by third parties.

	Payments Due by Period				
(In millions)	**2013**	**2014 and 2015**	**2016 and 2017**	**Thereafter**	**Total**
Short-term debt	$ 997	$ —	$ —	$ —	$ 997
Long-term debt[(a)]	579	66	1,039	5,942	7,626
Interest on long-term debt	477	910	858	3,762	6,007
Noncancellable operating leases	252	390	241	293	1,176
Purchase obligations	668	—	—	—	668
	$ 2,973	**$ 1,366**	**$ 2,138**	**$ 9,997**	**$ 16,474**

(a) Amounts represent the expected cash payments of principal associated with our long-term debt. These amounts do not include the unamortized discounts or deferred gains on terminated interest rate swap agreements.

Due to the uncertainty with respect to the timing of future cash flows associated with our uncertain tax positions at December 31, 2012, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $438 million in uncertain tax positions, including interest and penalties, have been excluded from the contractual obligations table above.

We have defined benefit pension plans covering certain of our U.S. and international employees that provide various pension benefits. During 2012, we contributed approximately $11 million towards those plans and we anticipate funding approximately $12 million during 2013. Our projected benefit obligations for our defined benefit pension and other postretirement benefit plans were $275 million as of December 31, 2012.

Senior Notes and Bond Tender

On April 4, 2012, we completed a $1.3 billion long-term debt offering comprised of (1) $750 million of 4.5% Senior Notes due 2022 and (2) $550 million of 5.95% Senior Notes due 2042. The net proceeds from this offering were used to repay short-term indebtedness under our commercial paper program and for general corporate purposes.

In September 2010, we completed a $1.4 billion long-term debt offering comprised of (1) $800 million of 5.125% Senior Notes due in 2020 and (2) $600 million of 6.75% Senior Notes due in 2040. Net proceeds of $1.386 billion were used to fund our bond tender offer that commenced in September 2010 and repay short-term borrowings on our revolving credit facilities.

In September 2010, we also commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender-offer terms, in September 2010, we repurchased $167 million of our 6.625% Senior Notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase.

In October 2010, we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% Senior Notes due 2012 and 5.15% Senior Notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in the fourth quarter of 2010.

Derivative Instruments

Fair Value Hedges

We may use interest rate swaps to help mitigate exposures related to changes in the fair values of the associated debt. Amounts paid or received upon termination of the interest rate swaps accounted for as fair value hedges represent the fair value of the agreements at the time of termination and are amortized as a reduction, in the case of gains, or as an increase, in the case of losses, to interest expense over the remaining term of the debt.

In July 2011, the Company entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $300 million. These swaps were designed as fair value hedges of our 6.35% Senior Notes. In June 2012 these swaps were terminated. As a result of these terminations, we received a cash settlement of $18 million. The gain associated with these interest rate swap terminations was deferred and is being amortized over the remaining term of our 6.35% Senior Notes as a reduction in interest expense.

As of December 31, 2012 and 2011, we had net unamortized gains of $52 million and $46 million, respectively, associated with interest rate swap terminations.

Cash Flow Hedges

In 2008, we entered into interest rate derivative instruments to hedge projected exposures to interest rates in anticipation of a debt offering. These hedges were terminated at the time of the issuance of the debt and the associated loss is being amortized from Accumulated Other Comprehensive Income (Loss) to interest expense over the remaining term of the debt. As of December 31, 2012 and 2011, we had net unamortized losses of $11 million and $12 million, respectively, associated with our cash flow hedge terminations. There were no significant reclassifications into earnings during 2012.

In August 2011, we entered into interest rate locks with a notional amount of $294 million intended to hedge our projected exposures to interest rates. In October 2011, we terminated a portion of these interest rate locks with a notional value of $235 million and realized a gain on settlement of $4 million. We recognized a $5 million loss associated with these instruments in the fourth quarter of 2011.

Other Derivative Instruments

As of December 31, 2012 and 2011, we had foreign currency forward contracts with aggregate notional amounts of $990 million and $469 million, respectively. These contracts were entered into to hedge exposure to currency fluctuations in various foreign currencies. The total estimated fair value of these contracts and amounts owed associated with closed contracts resulted in a net liability of approximately $15 million at December 31, 2012 and a net asset of approximately $12 million at December 31, 2011. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2012 and 2011, we had notional amounts outstanding of $168 million for each year. The total estimated fair value of these contracts at December 31, 2012 and 2011 resulted in a liability of $34 million and $27 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

Warrants

At December 31, 2010, warrants were outstanding to purchase up to 12.9 million of our shares at a price of $15.00 per share. During March 2011, 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 1.7 million shares. At December 31, 2011, 8.6 million warrants were outstanding and were exercisable until February 28, 2012. On February 28, 2012, 4.3 million of these warrants were exercised through physical delivery of shares in exchange for $65 million and the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494 thousand shares.

Off Balance Sheet Arrangements

Guarantees

Weatherford Switzerland is the ultimate parent of the Weatherford group, guarantees the obligations of Weatherford Bermuda and Weatherford International, Inc. incorporated in Delaware ("Weatherford Delaware") noted below.

The following obligations of Weatherford Delaware were guaranteed by Weatherford Bermuda at December 31, 2012: (1) the 5.95% Senior Notes, (2) the 6.35% Senior Notes and (3) the 6.80% Senior Notes. The following obligations of Weatherford Delaware were guaranteed by Weatherford Bermuda at December 31, 2011 and 2010: (1) the 6.625% Senior Notes, (2) the 5.95% Senior Notes, (3) the 6.35% Senior Notes and (4) the 6.80% Senior Notes.

The following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2012: (1) the revolving credit facility, (2) the 4.95% Senior Notes, (3) the 5.50% Senior Notes, (4) the 6.50% Senior Notes, (5) the 5.15% Senior Notes, (6) the 6.00% Senior Notes, (7) the 7.00% Senior Notes, (8) the 9.625% Senior Notes, (9) the 9.875% Senior Notes, (10) the 5.125% Senior Notes, (11) the 6.75% Senior Notes, (12) the 4.50% Senior Notes and (13) the 5.95% Senior Notes. The following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2011 and 2010: (1) the revolving credit facility, (2) the 4.95% Senior Notes, (3) the 5.50% Senior Notes, (4) the 6.50% Senior Notes, (5) the 5.15% Senior Notes, (6) the 6.00% Senior Notes, (7) the 7.00% Senior Notes, (8) the 9.625% Senior Notes, (9) the 9.875% Senior Notes, (10) the 5.125% Senior Notes and (11) the 6.75% Senior Notes.

Letters of Credit and Performance and Bid Bonds

We use letters of credit and performance and bid bonds in the normal course of our business. As of December 31, 2012, we had $895 million of letters of credit and performance and bid bonds outstanding, consisting of $666 million outstanding under various uncommitted credit facilities, $100 million letters of credit outstanding under our committed facility and $129 million of performance bonds issued by financial sureties against an indemnification from us. These obligations could be called by the beneficiaries should we breach certain contractual or performance obligations. If the beneficiaries were to call the letters of credit under our committed facilities, our available liquidity would be reduced by the amount called.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements. We prepare these financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies we believe require management's most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:

Business Combinations and Goodwill

Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, the fair value of liabilities assumed, and the allocation of goodwill to the appropriate reporting unit. We had goodwill totaling $3.9 billion at December 31, 2012 and $4.4 billion at December 31, 2011.

We perform an impairment test for goodwill and indefinite-lived intangible assets annually as of October 1, or more frequently if indicators of potential impairment exist. Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying values. Our reporting units are based on our regional structure and consist of the United States, Canada, Latin America, Europe, SSA, Russia, MENA and Asia Pacific. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit's goodwill to the carrying amount of its goodwill by performing a hypothetical purchase price allocation on the reporting unit's assets and liabilities using the fair value of the reporting unit as the purchase price in the calculation. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the recorded amount of goodwill, the recorded goodwill is written down to the new amount.

The fair value of our reporting units are determined using an income approach. Several estimates and judgments are required in the application of this model. Our income approach estimates fair value by discounting each reporting unit's estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of each reporting unit. To arrive at our future cash flows, we use estimates of economic and market information, including growth rates in revenues, costs, estimates of future expected changes in operating margins, tax rates, and also cash needs and expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. The risk-adjusted discount rates applied to our future cash flows under the income approach ranged from 10% to 20% in our October 2012 test. Estimates of fair value derived from the income approach are validated using the market approach, where reporting unit revenue and earnings multiples are compared with those from comparable publicly traded companies. The aggregate fair values estimated using the income approach are then reconciled to our market capitalization, taking into account observable control premiums.

Several of the assumptions used in our discounted cash flow analysis are based upon our annual financial forecast. Our annual planning process takes into consideration many factors including historical results and operating performance, related industry trends, pricing strategies, customer analysis, operational issues, competitor analysis, and marketplace data, among others. Assumptions are also made for growth rates for periods beyond the financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to conditions outside our control. If any one of the above assumptions changes or fails to materialize, the resulting decline in our estimated fair value could result in an impairment charge to goodwill associated with the applicable reporting unit.

During the second quarter of 2012, we noted a sustained decline in the market price of our registered shares such that our market capitalization was lower than our total shareholders' equity for an extended period. Additionally, certain of our reporting units were not performing at the levels previously expected. In response, we considered the associated circumstances to assess whether an event or change occurred that, more likely than not, reduced the fair value of any of our reporting units below their carrying amount. After considering the relevant circumstances, we concluded that the decline in our market capitalization was a potential indicator of impairment and we prepared the analysis necessary to identify potential impairment through the comparison of reporting unit fair values and carrying amounts. This "step one" analysis, indicated that the goodwill attributed to our MENA and SSA reporting units was potentially impaired. Consequently, we performed the "step two" analysis of the goodwill impairment test, comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The "step two" analysis indicated that the goodwill for both reporting units was fully impaired and we recognized an impairment loss of $589 million in the second quarter, of which $512 million was attributable to MENA and $77 million to SSA.

The fair values of all our reporting units were in excess of their carrying value as of our October 2012 annual impairment test. The fair value of our Latin America reporting unit was closest to its carrying value and was 16% in excess of its carrying value at October 1, 2012 and the goodwill at December 31, 2012 for Latin America was $354 million.

Our reporting unit fair values and the resulting impairment conclusions are sensitive to changes in key variables. Should our forecasted 2013 revenue for our respective reporting units decrease by more than 25% of the amount projected, this would result in a fair value that is exceeded by its carrying value. In the event that the applicable discount rates each climb by 50 basis points, we expect that the resulting fair values would exceed our reporting unit carrying values. In the event that the applicable discount rates each climb by 100 basis points, the decline experienced by our Latin America reporting unit would result in a fair value that is exceeded by its carrying value.

Long-Lived Assets

Long-lived assets, which include property, plant and equipment and definite-lived intangibles, comprise a significant amount of our assets. In accounting for long-lived assets, we must make estimates about the expected useful lives of the assets and the potential for impairment based on the fair value of the assets and the cash flows they are expected to generate. The value of the long-lived assets is then amortized over its expected useful life. A change in the estimated useful lives of our long-lived assets would have an impact on our results of operations. We estimate the useful lives of our long-lived asset groups as follows:

	Useful Lives
Buildings and leasehold improvements	10 – 40 years or lease term
Rental and service equipment	2 – 20 years
Machinery and other	2 – 12 years
Intangible assets	2 – 20 years

In estimating the useful lives of our property, plant and equipment, we rely primarily on our actual experience with the same or similar assets. The useful lives of our intangible assets are determined by the years over which we expect the assets to generate a benefit based on legal, contractual or regulatory terms.

Long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate that we may not be able to recover the carrying amount of the asset. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, the introduction of competing technologies, legal challenges, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors exist that indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flow analysis. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with, and are expected to arise from, the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using market prices, or in the absence of market prices, is based on an estimate of discounted cash flows. Cash flows are generally discounted at an interest rate commensurate with our weighted average cost of capital for a similar asset.

Percentage-of-Completion Revenue Recognition

Revenue from long-term contracts, primarily for our integrated project management services, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate contract profit to be recognized in each reporting period for each contract based upon our projections of future outcomes, which include:

- estimates of the available revenue under the contracts;
- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any change orders or claims included in revenue.

Measurements of progress are generally based on costs incurred to date as a percentage of total estimated costs. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. Our personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit multiplied by the current estimated percentage complete for the contract. There are many factors that impact future costs, including but not limited to weather, inflation, client activity levels and budgeting constraints, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our "Risk Factors."

During 2012, we recognized losses of $100 million related to a long-term construction contract in Iraq accounted for under the percentage-of-completion method. As of December 31, 2012, we have claims against our customer of $68 million that are not included in our revenue estimates because they do not meet the criteria for recognition under the guidance applicable to construction-type contracts. Additionally, we have accrued $17 million for liquidated damages that we are contractually obligated to pay as a result of delays in the expected completion of the project. Although we have not yet met the recognition criteria for revenue recognition, we expect to vigorously pursue collection of the claims and reduction or elimination of the liquidated damages. Any benefits resulting from those efforts will be recognized when the criteria for the revenue recognition are met.

In the fourth quarter of 2012, we recognized $63 million in revenue upon revision of project estimates on our projects in Mexico. These amounts were determined to be realizable in the fourth quarter of 2012. During 2010, we incurred a $76 million charge for revisions to our profitability estimates on our projects in Mexico, as the client requested a slowdown in drilling activity to near zero while they re-evaluated the pace of drilling and capital expenditures. As a result, the contracts were expected to take longer to complete than originally estimated.

Income Taxes

We take into account the differences between the financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Our provisions for income taxes for 2012, 2011 and 2010 were $462 million, $542 million and $396 million, respectively.

We recognize the impact of an uncertain tax position taken or expected to be taken on an income tax return in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority.

We operate in over 100 countries through various legal entities. As a result, we are subject to numerous tax laws in the jurisdictions, and tax agreements and treaties among the various taxing authorities. Our operations in these jurisdictions in which we operate are taxed on various bases: income before taxes, deemed profits (which is generally determined using a percentage of revenues rather than profits), withholding taxes based on revenue, and other alternative minimum taxes. The calculation of our tax liabilities involves consideration of uncertainties in the application and interpretation of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. As of December 31, 2012, we had recorded reserves for uncertain tax positions of $296 million, excluding accrued interest and penalties of $142 million. The tax liabilities are reflected net of realized tax loss carryforwards. We adjust these reserves upon specific events; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the contingency has been resolved and the liabilities are no longer necessary. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

Valuation Allowance for Deferred Tax Assets

We record a valuation allowance to reduce the carrying value of our deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will expire before realization of the benefit or future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the related jurisdiction in the future. In evaluating our ability to recover our deferred tax assets, we consider the available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment.

We have identified various tax planning strategies that we would implement, if necessary, to enable the realization of our deferred tax assets; however, when the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged to our income tax provision in the period in which the determination is made.

As of December 31, 2012, our gross deferred tax assets were $976 million before a related valuation allowance of $317 million. As of December 31, 2011, our gross deferred tax assets were $798 million before a related valuation allowance of $201 million. Our results in 2012 include significant operating losses in Iraq upon which we recorded a valuation allowance of $72 million.

Allowance for Doubtful Accounts

Weatherford maintains an allowance for doubtful accounts in order to record accounts receivable at their net realizable value. Significant judgment is involved in recognizing this allowance. The determination of the collectability requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current creditworthiness to determine that collectability is reasonably assured, as well as consideration of the overall business and political climate in which our customers operate. Provisions for doubtful accounts are recorded when it becomes evident that customer accounts are uncollectible. At December 31, 2012 and 2011, the allowance for doubtful accounts totaled $84 million, or 2%, and $91 million, or 3%, of total gross accounts receivable, respectively. We believe that our allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A five percent change in the allowance for doubtful accounts would have had an impact on income before income taxes of approximately $4 million in 2012.

Inventory Reserves

Inventory represents a significant component of current assets and is stated at the lower of cost or market using either a first-in first-out, ("FIFO") or average cost method. To maintain a book value that is the lower of cost or market we maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we review inventory quantities on hand, future product demand, market conditions, production requirements and technological obsolesce. This review requires us to make judgments regarding potential future outcomes. At December 31, 2012 and 2011, inventory reserves totaled $88 million, or 2%, and $38 million, or 1%, of gross inventory, respectively. During 2012, we recognized a charge for excess and obsolete inventory of $53 million attributable to each reporting segment as follows: $22 million for North America, $14 million for MENA/Asia Pacific, $20 million for Europe/SSA/Russia and $8 million for Latin America. We believe that our reserves are adequate to properly value potential excess, slow-moving and obsolete inventory under current conditions.

Disputes, Litigation and Contingencies

As of December 31, 2012, we have accrued an estimate of the probable and estimable cost to resolve certain legal, and investigation matters. For matters not deemed probable and reasonably estimable, we have not accrued any amounts in accordance with the accounting guidance. Our legal department manages all pending or threatened claims and investigations on behalf of the Company. The estimate of the probable costs related to these matters is developed in consultation with internal and outside legal counsel. Our contingent loss estimates are based upon an analysis of potential results, assuming a combination of probable litigation and settlement strategies. The accuracy of these estimates is impacted by the complexity of the issues. Whenever possible, we attempt to resolve these matters through settlements, mediation, and arbitration proceedings if advantageous to the Company. If the actual settlement costs, final judgments, or fines, differ from our estimates, our future financial results may be adversely affected. For a more comprehensive discussion of our Disputes, Litigation and Contingencies, see "Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 18. "

For a more comprehensive list of our accounting policies, see "Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1 – Summary of Significant Accounting Policies. "

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued new guidance to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. Our adoption of the new guidance did not impact our consolidated financial position, results of operations or cash flows, although it did require additional fair value disclosures.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. This guidance requires the presentation of the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. The initial requirement to present reclassification adjustments for items that are reclassified from other comprehensive income to net income on the face of the financial statement was deferred by the FASB. We have adopted the effective guidance and net income and other comprehensive income has been presented in two separate but consecutive statements for the current reporting period and prior comparative periods in our consolidated financial statements. In January 2013, the FASB issued additional guidance on this topic clarifying the presentation and disclosure that were previously deferred. The additional guidance is effective for reporting periods beginning after December 15, 2012 and we have not exercised the option to early adopt.

In September 2011, the FASB issued an accounting update that gives companies the option to make a qualitative evaluation about the likelihood of goodwill impairment. Companies are required to perform the two-step impairment test only if they conclude that the fair value of a reporting unit is more likely than not less than its carrying value. The accounting update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We did not utilize this option in 2012.

In December 2011, the FASB issued an accounting update that will add new disclosure requirements for entities with recognized financial instruments that are appropriately offset on the balance sheet or that are subject to a master netting arrangement. The accounting update is effective for periods beginning on or after January 1, 2013 with retrospective presentation. We do not believe this guidance will have a material impact on our presentation and disclosure.

In July 2012, the FASB issued an update to existing guidance on the impairment assessment of indefinite-lived intangibles. This update simplifies the impairment assessment of indefinite-lived intangibles by allowing companies to consider qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount before performing the two step impairment review process. This new guidance is effective for fiscal years and interim periods beginning after September 15, 2012. We did not utilize this option in 2012.

ITEM 7A Quantitative and Qualitative Disclosures about Market Risk

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk. A discussion of our market risk exposure in these financial instruments follows.

Foreign Currency Exchange Rates

We operate in virtually every oil and natural gas exploration and production region in the world. In some parts of the world, such as the Middle East and Southeast Asia, the currency of our primary economic environment is the U.S. dollar, and we use the U.S. dollar as our functional currency. In other parts of the world, we conduct our business in currencies other than the U.S. dollar, and the functional currency is the applicable local currency.

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two-tier exchange structure. The official exchange rate moved from 2.15 to 2.60 for essential goods and from 2.15 to 4.30 for non-essential goods and services. Our Venezuelan entities maintain the U.S. dollar as their functional currency. In connection with this devaluation, we incurred a charge of $64 million for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation, which was not tax deductible in Venezuela. We also recorded a $24 million tax benefit for local Venezuelan income tax purposes related to our net U.S. dollar-denominated monetary liability position in the country. Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two-tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification did not have a material impact to our financial position or results of operations. As of December 31, 2012, we had a net monetary asset position denominated in Venezuelan bolivars of approximately $265 million comprised primarily of cash and accounts receivable. On February 8, 2013, the Venezuelan government announced its intention to devalue its currency effective February 13, 2013 at which time the official exchange moved from 4.30 per dollar to 6.30 per dollar for all goods and services. In connection with this devaluation, we expect to recognize a charge of approximately $100 million ($60 million net of tax) in the first quarter of 2013 for the remeasurement of our net monetary assets denominated in the Venezuelan bolivar at the date of the devaluation. We are continuing to explore opportunities to reduce our exposure.

Assets and liabilities of entities for which the functional currency is the local currency are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected in Accumulated Other Comprehensive Income (Loss) in the shareholders' equity section on our Consolidated Balance Sheets. A portion of our net assets are impacted by changes in foreign currencies in relation to the U.S. dollar. We recorded a $86 million adjustment to increase our equity account for 2012 to reflect the change in the U.S. dollar against various foreign currencies.

As of December 31, 2012 and 2011, we had foreign currency forward contracts with aggregate notional amounts of $990 million and $469 million, respectively. These contracts were entered into to hedge our net monetary exposure to currency fluctuations in various foreign currencies. The total estimated fair value of these contracts and amounts owed associated with closed contracts resulted in a net liability of approximately $15 million at December 31, 2012 and a net asset of approximately $12 million at December 31, 2011. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2012 and 2011, we had notional amounts outstanding of $168 million for each year . The estimated fair value of these contracts at December 31, 2012 and 2011 resulted in a liability of $34 million and $27 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

Interest Rates

We are subject to interest rate risk on our long-term fixed-interest rate debt and variable-interest rate borrowings. Variable rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at a higher rate. All other things being equal, the fair value of our fixed rate debt will increase or decrease as interest rates change.

Our long-term borrowings that were outstanding at December 31, 2012 and 2011, and that were subject to interest rate risk consist of the following:

	December 31,			
	2012		2011	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
5.95% Senior Notes due 2012	$ —	$ —	$ 273	$ 279
5.15% Senior Notes due 2013	294	296	297	306
4.95% Senior Notes due 2013	250	258	252	264
5.50% Senior Notes due 2016	354	380	357	386
6.35% Senior Notes due 2017	613	690	613	674
6.00% Senior Notes due 2018	497	570	498	563
9.625% Senior Notes due 2019	1,025	1,307	1,030	1,323
5.125% Senior Notes due 2020	797	875	799	861
4.5% Senior Notes due 2022	747	794	—	—
6.50% Senior Notes due 2036	595	645	596	680
6.80% Senior Notes due 2037	298	339	298	338
7.00% Senior Notes due 2038	497	564	498	556
9.875% Senior Notes due 2039	247	370	247	350
6.75% Senior Notes due 2040	596	680	598	690
5.95% Senior Notes due 2042	545	600	—	—

We have various other long-term debt instruments of $282 million at December 31, 2012, but believe the impact of changes in interest rates in the near term will not be material to these instruments. The carrying value of our short-term borrowings of $997 million at December 31, 2012 approximates fair value.

As it relates to our variable rate debt, if market interest rates average 1% more in 2013 than the rates as of December 31, 2012, interest expense for 2013 would increase by approximately $10 million. This amount was determined by calculating the effect of the hypothetical interest rate on our variable rate debt. For purposes of this sensitivity analysis, we assumed no changes in our capital structure.

Interest Rate Swaps and Derivatives

We manage our debt portfolio to limit our exposure to interest rate volatility and may employ interest rate derivatives as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. The counterparties to our interest rate swaps are multinational commercial banks. In light of events in the global credit markets and the potential impact of these events on the liquidity of the banking industry, we continue to monitor the creditworthiness of our counterparties.

Amounts paid or received upon termination of the interest rate swaps represent the fair value of the agreements at the time of termination and are amortized as a reduction, in the case of gains, or an increase, in the case of losses, to interest expense over the remaining term of the debt.

In July 2011, the Company entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $300 million. These agreements were designed as fair value hedges of our 6.35% Senior Notes. In June 2012 these swaps were terminated. As a result of these terminations, we received a cash settlement of $18 million. The gain associated with these interest rate swap terminations was deferred and is being amortized over the remaining term of our 6.35% Senior Notes as a reduction in interest expense.

In August 2011, we entered into interest rate locks with a notional amount of $294 million intended to hedge our projected exposures to interest rates. In October 2011, we terminated a portion of these interest rate locks with a notional value of $235 million and realized a gain on settlement of $4 million. We recognized a $5 million loss associated with these instruments in the fourth quarter of 2011.

In August 2009, we entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $1.2 billion against our 5.15%, 5.50% and 9.625% Senior Notes. These swaps were designed as fair value hedges and were terminated in December 2009. As a result of these terminations, we received a cash settlement of $53 million. In addition, we received $11 million in interest payments while the interest rate swaps were open. The gains associated with these interest rate swap terminations have been deferred and will be amortized over the remaining term of our 5.15%, 5.50% and 9.625% Senior Notes.

As of December 31, 2012 and 2011, we had net unamortized gains of $52 million and $46 million, respectively, associated with interest rate swap terminations.

ITEM 8 Financial Statements and Supplementary Data

Index to Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm 31

Report of the statutory auditor on the restated consolidated financial statements 32

Report on other legal requirements 32

Consolidated Balance Sheets 33

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2012 34

Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2012 35

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2012 36

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012 37

Notes to Consolidated Financial Statements 38

Financial Statement Schedule II: Valuation and Qualifying Accounts and Allowances 71

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Weatherford International Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Weatherford International Ltd. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2013 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP
Houston, Texas

March 4, 2013

To the Annual General Meeting of
Weatherford International Ltd., Zug
Zurich, March 4, 2013

Report of the statutory auditor on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of Weatherford International Ltd. and Subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and notes thereto (pages 33 to 72).

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States and comply with Swiss law.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1, item 3 CO and the Swiss Auditing Standard 890, we confirm that the internal control system, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors, is sufficiently documented. However, the Company's processes, procedures, controls and oversight over the income tax process were not designed to ensure that current taxes payable, certain deferred tax assets and liabilities, reserves for uncertain tax positions, the current and deferred income tax expense and related footnote disclosures were accurate.

Except for income taxes, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Robin Errico
Robin Errico
Licensed audit expert
(Auditor in charge)

/s/ Jolanda Dolente
Jolanda Dolente
Licensed audit expert

Consolidated Balance Sheets

(In millions, except par value)	December 31, 2012	2011
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 300	$ 371
Accounts Receivable, Net of Allowance for Uncollectible Accounts of $84 in 2012 and $91 in 2011	3,885	3,233
Inventories, Net	3,675	3,158
Deferred Tax Assets	376	274
Other Current Assets	793	695
Total Current Assets	9,029	7,731
Property, Plant and Equipment:		
Land, Buildings and Leasehold Improvements	1,714	1,369
Rental and Service Equipment	10,208	8,867
Machinery and Other	2,407	2,074
	14,329	12,310
Less: Accumulated Depreciation	6,030	5,023
	8,299	7,287
Goodwill	3,871	4,423
Other Intangible Assets, Net	766	711
Equity Investments	646	616
Other Non-current Assets	184	283
TOTAL ASSETS	**$ 22,795**	**$ 21,051**
CURRENT LIABILITIES:		
Short-term Borrowings and Current Portion of Long-term Debt	$ 1,585	$ 1,320
Accounts Payable	2,108	1,571
Accrued Salaries and Benefits	490	402
Billings in Excess of Costs and Estimated Earnings	281	30
Income Taxes Payable	167	178
Other Current Liabilities	1,079	782
Total Current Liabilities	5,710	4,283
Long-term Debt	7,049	6,286
Other Non-current Liabilities	1,218	1,137
TOTAL LIABILITIES	**13,977**	**11,706**
Shareholders' Equity:		
Shares - Par Value 1.16 Swiss Francs; Authorized 840 shares, Conditionally Authorized 372 shares, Issued 840 Shares at December 31, 2012; Authorized 1,138 Shares, Conditionally Authorized 379 Shares, Issued 765 Shares at December 31, 2011	775	769
Capital in Excess of Par Value	4,674	4,675
Treasury Shares, at Cost	(182)	(334)
Retained Earnings	3,356	4,134
Accumulated Other Comprehensive Income	163	80
Weatherford Shareholders' Equity	8,786	9,324
Noncontrolling Interests	32	21
Total Shareholders' Equity	8,818	9,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 22,795**	**$ 21,051**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In millions, except per share amounts)	Year Ended December 31, 2012	2011	2010
Revenues:			
Products	$ 6,024	$ 4,884	$ 3,580
Services	9,191	8,104	6,641
	15,215	12,988	10,221
Costs and Expenses:			
Cost of Products	4,693	3,742	2,637
Cost of Services	7,162	5,936	4,953
Research and Development	257	245	216
Selling, General and Administrative Attributable to Segments	1,585	1,532	1,404
Corporate General and Administrative	355	226	237
Goodwill and Equity Investment Impairment	793	—	—
Sanctioned Country Loss Contingency	100	—	—
Gain on Sale of Business	(28)	—	—
	14,917	11,681	9,447
Operating Income	298	1,307	774
Other Income (Expense):			
Interest Expense, Net	(486)	(453)	(406)
Bond Tender Premium	—	—	(54)
Devaluation of Venezuelan Bolivar	—	—	(64)
Other, Net	(100)	(107)	(53)
Income (Loss) Before Income Taxes	(288)	747	197
Provision for Income Taxes	(462)	(542)	(396)
Net Income (Loss)	(750)	205	(199)
Net Income Attributable to Noncontrolling Interests	(28)	(16)	(18)
Net Income (Loss) Attributable to Weatherford	**$ (778)**	**$ 189**	**$ (217)**
Earnings (Loss) Per Share Attributable To Weatherford:			
Basic	$ (1.02)	$ 0.25	$ (0.29)
Diluted	$ (1.02)	$ 0.25	$ (0.29)
Weighted Average Shares Outstanding:			
Basic	765	753	743
Diluted	765	760	743

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
(In millions)	**2012**	**2011**	**2010**
Net Income (Loss)	$ (750)	$ 205	$ (199)
Other Comprehensive Income (Loss), Net of Tax:			
Foreign Currency Translation	86	(118)	3
Defined Benefit Pension Activity	(4)	(5)	56
Other	1	1	1
Other Comprehensive Income (Loss)	83	(122)	60
Comprehensive Income (Loss)	(667)	83	(139)
Comprehensive Income Attributable to Noncontrolling Interests	(28)	(16)	(18)
Comprehensive Income (Loss) Attributable to Weatherford	**$ (695)**	**$ 67**	**$ (157)**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In millions)	Issued Shares	Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Shares	Non-controlling Interests	Total Shareholders' Equity
BALANCE AT DECEMBER 31, 2009	**$ 761**	**$ 4,635**	**$ 4,166**	**$ 142**	**$ (608)**	**$ 79**	**$ 9,175**
Net Loss	—	—	(217)	—	—	18	(199)
Other Comprehensive Income	—	—	—	60	—	—	60
Dividends Paid to Noncontrolling Interests	—	—	—	—	—	(29)	(29)
Shares Issued for Acquisitions	—	(10)	—	—	38	—	28
Equity Awards Granted, Vested and Exercised	—	(8)	—	—	94	—	86
Other	—	—	—	—	(2)	(1)	(3)
BALANCE AT DECEMBER 31, 2010	**761**	**4,617**	**3,949**	**202**	**(478)**	**67**	**9,118**
Net Income	—	—	189	—	—	16	205
Other Comprehensive Loss	—	—	—	(122)	—	—	(122)
Dividends Paid to Noncontrolling Interests	—	—	—	—	—	(29)	(29)
Shares Issued for Acquisitions	6	63	—	—	65	—	134
Equity Awards Granted, Vested and Exercised	—	(7)	—	—	79	—	72
Excess Tax Benefit of Share-Based Compensation Plans	—	4	—	—	—	—	4
Deconsolidation of Joint Ventures	—	—	(4)	—	—	(34)	(38)
Other	2	(2)	—	—	—	1	1
BALANCE AT DECEMBER 31, 2011	**769**	**4,675**	**4,134**	**80**	**(334)**	**21**	**9,345**
Net Loss	—	—	(778)	—	—	28	(750)
Other Comprehensive Income	—	—	—	83	—	—	83
Dividends Paid to Noncontrolling Interests	—	—	—	—	—	(21)	(21)
Shares Issued for Acquisitions	—	(27)	—	—	66	—	39
Equity Awards Granted, Vested and Exercised	—	(22)	—	—	86	—	64
Excess Tax Benefit of Share-Based Compensation Plans	—	(3)	—	—	—	—	(3)
Exercise of Warrants	6	59	—	—	—	—	65
Other	—	(8)	—	—	—	4	(4)
BALANCE AT DECEMBER 31, 2012	**$ 775**	**$ 4,674**	**$ 3,356**	**$ 163**	**$ (182)**	**$ 32**	**$ 8,818**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions)	Year Ended December 31, 2012	2011	2010
Cash Flows From Operating Activities:			
Net Income (Loss)	$ (750)	$ 205	$ (199)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	1,282	1,136	1,048
Goodwill and Equity Investment Impairment	793	—	—
Sanctioned Country Loss Contingency	100	—	—
Employee Share-Based Compensation Expense	76	87	99
Bad Debt Expense	22	52	57
(Gain) Loss on Sale of Assets and Businesses, Net	(9)	29	30
Deferred Income Tax Provision (Benefit)	(13)	121	82
Excess Tax Benefits from Share-Based Compensation	(1)	(4)	—
Devaluation of Venezuelan Bolivar	—	—	64
Other, Net	43	(19)	61
Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired:			
Accounts Receivable	(705)	(623)	(190)
Inventories	(738)	(606)	(359)
Other Current Assets	(231)	(81)	82
Accounts Payable	543	242	298
Billings in Excess of Costs and Estimated Earnings	255	29	1
Other Current Liabilities	452	202	(21)
Other, Net	102	82	102
Net Cash Provided by Operating Activities	1,221	852	1,155
Cash Flows from Investing Activities:			
Capital Expenditures for Property, Plant and Equipment	(2,177)	(1,524)	(977)
Acquisitions of Businesses, Net of Cash Acquired	(165)	(144)	(144)
Acquisition of Intellectual Property	(17)	(8)	(24)
Acquisition of Equity Investments in Unconsolidated Affiliates	(8)	(14)	(2)
Proceeds from Sale of Assets and Businesses, Net	61	31	197
Other Investing Activities	—	(15)	42
Net Cash Used by Investing Activities	(2,306)	(1,674)	(908)
Cash Flows From Financing Activities:			
Borrowings of Long-term Debt	1,313	22	1,580
Repayments of Long-term Debt	(310)	(216)	(721)
Borrowings (Repayments) of Short-term Debt, Net	(13)	992	(834)
Bond Tender Premium	—	—	(54)
Proceeds from Exercise of Warrants	65	—	—
Excess Tax Benefits from Share-Based Compensation	1	4	—
Other Financing Activities, Net	(44)	(25)	(36)
Net Cash Provided (Used) by Financing Activities	1,012	777	(65)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2	—	(19)
Net Increase (Decrease) in Cash and Cash Equivalents	(71)	(45)	163
Cash and Cash Equivalents at Beginning of Year	371	416	253
Cash and Cash Equivalents at End of Year	$ 300	$ 371	$ 416

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Policies

Organization and Nature of Operations

Weatherford International Ltd., a Swiss joint-stock corporation (together with its subsidiaries, "Weatherford," the "Company," "we," "us," and "our"), is one of the world's leading providers of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. We operate in over 100 countries, which are located in nearly all of the oil and natural gas producing regions in the world. Many of our businesses, including those of our predecessor companies, have been operating for more than 50 years.

Our parent company was Weatherford International, Inc., a Delaware corporation ("Weatherford Delaware", until we moved our incorporation to Bermuda in 2002. In February 2009, we completed a share exchange transaction in which Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda"), became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation ("Weatherford Switzerland"), for purposes of changing the Company's place of incorporation from Bermuda to Switzerland (the "Transaction"). Pursuant to the Transaction, each common share, par value U.S. $1.00 per share, of Weatherford Bermuda was exchanged for one registered share, par value 1.16 Swiss francs ("CHF") per share, of Weatherford Switzerland. Weatherford Bermuda and Weatherford Delaware continue to be wholly-owned subsidiaries of Weatherford Switzerland.

On December 17, 2012, restated financial information for years ended December 31, 2011 and 2010 was filed with the Securities and Exchange Commission on Form 10-K/A. This restatement addressed errors in the Company's accounting for income taxes. As a result, the financial information presented within this report for 2011 and prior years has been restated and is not consistent with the financial statements included in our originally filed Form 10-K approved by the shareholders on May 23, 2012.

Principles of Consolidation

The consolidated financial statements include the accounts of Weatherford International Ltd., all wholly-owned subsidiaries, controlled joint ventures and variable interest entities in which the Company has determined it is the primary beneficiary for accounting purposes. All material intercompany accounts and transactions have been eliminated within our consolidated financial statements.

Investments in affiliates in which we exercise significant influence over operating and financial policies are accounted for using the equity method. We recognize equity in earnings of unconsolidated affiliates in Selling, General and Administration attributable to segments in our Consolidated Statements of Operations (see Note 9 –Equity Investments).

We have a significant variable interest in a lessor trust that is a variable interest entity. We are not the primary beneficiary and do not consolidate the trust. The variable interest in the trust is created by the residual fair value guarantees on the leased assets. Our maximum exposure to loss associated with this variable interest and the respective fair value guarantees totaled $41 million at December 31, 2012. In addition, we have guaranteed debt on behalf of equity investees in whom we have a variable interest and for which we are not the primary beneficiary. These guarantees totaled $73 million at December 31, 2012.

Deconsolidation

During 2011, we deconsolidated three joint ventures that should have been deconsolidated as of January 1, 2010 in accordance with the variable interest entity accounting guidance, effective in 2010. We recognized equity investments totaling $43 million and derecognized the associated noncontrolling interests totaling $34 million.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to uncollectible accounts receivable, lower of cost or market value of inventories, equity investments, intangible assets and goodwill, property, plant and equipment, income taxes, percentage-of-completion accounting for long-term contracts, self-insurance, pension and postretirement benefit plans, contingencies and share based payments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results could differ from those estimates.

Disputes, Litigation and Contingencies

We accrue an estimate of the probable and estimable cost to resolve certain legal and investigation matters. For matters not deemed probable and reasonably estimable, we have not accrued any amounts in accordance with the accounting guidance. Our contingent loss estimates are based upon an analysis of potential results, assuming a combination of probable litigation and settlement strategies. The accuracy of these estimates is impacted by the complexity of the associated issues.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts based on various factors including historical experience, the current aging status of our customer accounts, the financial condition of our customers and the business and political environment in which our customers operate. Provisions for doubtful accounts are recorded when it becomes probable that customer accounts are uncollectible.

Major Customers and Credit Risk

Substantially all of our customers are engaged in the energy industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. We perform on-going credit evaluations of our customers and do not generally require collateral in support of our trade receivables. We maintain reserves for potential credit losses, and actual losses have historically been within our expectations. International sales also present various risks, including risks of war, civil disturbances, and governmental activities that may limit or disrupt markets, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property without fair consideration. Most of our international sales are to large international or national oil companies and these sales have resulted in a concentration of receivables from certain national oil companies in Latin America. As of December 31, 2012 our receivables from Latin America customers accounted for 39% of our net outstanding accounts receivable balance with $373 million due from Petroleos de Venezuela, S.A. ("PDVSA") and $475 million due from Petroleos Mexicanos ("Pemex"). See Note 21 – Subsequent Events for discussion of the February 2013 devaluation of the Venezuelan bolivar and estimated financial statement impact. During 2012, 2011 and 2010, no individual customer accounted for more than 10% of our consolidated revenues.

Inventories

We value our inventories at lower of cost or market using either the first-in, first-out ("FIFO") or average cost methods. Cost represents third-party invoice or production cost. Production cost includes material, labor and manufacturing overhead. Work in process and finished goods inventories include the cost of materials, labor and manufacturing overhead.

Property, Plant and Equipment

We carry our property, plant and equipment, both owned and under capital lease, at cost less accumulated depreciation. The carrying values are based on our estimates and judgments relative to capitalized costs, useful lives and salvage value, where applicable. We expense maintenance and repairs as incurred. We capitalize expenditures for improvements as well as renewals and replacements that extend the useful life of the asset. We depreciate our fixed assets on a straight-line basis over their estimated useful lives, allowing for salvage value where applicable.

Our depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $1,159 million, $1,035 million and $956 million, respectively. We classify our rig assets as Rental and Service Equipment on the Consolidated Balance Sheets.

The estimated useful lives of our major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	10 – 40 years or lease term
Rental and service equipment	2 – 20 years
Machinery and other	2 – 12 years

Goodwill and Indefinite-Lived Intangible Assets

We test for the impairment of goodwill and other intangible assets with indefinite lives annually as of October 1, or more frequently if indicators of impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with its carrying amount. Fair value is estimated using discounted cash flows using a discount rate adjusted for the credit risk of the regional reporting unit tested. If the fair value of a reporting unit is less than the recorded book value of the reporting unit's assets (including goodwill), less liabilities, then a hypothetical purchase price allocation is performed on the reporting unit's assets and liabilities using the fair value of the reporting unit as the purchase price in the calculation. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the recorded amount of goodwill, the recorded goodwill is written down to the new amount. Our indefinite-lived asset impairment test involves a comparison of the fair value of the intangible asset and its carrying value. If the fair value is less than the carrying value, the asset is written down to fair value.

Intangible Assets

Our intangible assets, excluding goodwill, are acquired technology, licenses, patents, customer relationships and other identifiable intangible assets. Intangible assets are amortized on a straight-line basis over their estimated economic lives generally ranging from two to 20 years, except for intangible assets with indefinite lives, which are not amortized. As many areas of our business rely on patents and proprietary technology, we seek patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. We capitalize patent defense costs when we determine that a successful defense is probable.

Long-Lived Assets

We review our long-lived assets to determine whether any events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of undiscounted cash flow of the asset at the lowest level that has an identifiable cash flow. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. We measure the fair value of the asset using market prices or, in the absence of market prices, based on an estimate of discounted cash flows. Cash flows are generally discounted using an interest rate commensurate with a weighted average cost of capital for a similar asset.

Research and Development Expenditures

Research and development expenditures are expensed as incurred.

Environmental Expenditures

Environmental expenditures that relate to the remediation of an existing condition caused by past operations and that do not contribute to future revenues are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and costs can be reasonably estimated. Estimates are based on available facts and technology, enacted laws and regulations and our prior experience in remediation of contaminated sites.

Derivative Financial Instruments

We record derivative instruments on the balance sheet at their fair value, as either an asset or a liability. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge relationship, and if so, the type of hedge transaction. Any gain or loss associated with the termination of an interest rate swap that was accounted for as a hedge instrument is deferred and amortized as an adjustment to interest expense over the remaining term of the designated debt instrument.

Foreign Currency

Results of operations for our foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Income (Loss), a component of shareholders' equity.

For our subsidiaries that have a functional currency that differs from the currency of their balances and transactions, inventories, property, plant and equipment and other non-monetary assets and liabilities, together with their related elements of expense or income, are remeasured using historical exchange rates. All monetary assets and liabilities are remeasured at current exchange rates. All revenues and expenses are translated at average exchange rates. Remeasurement gains and losses for these subsidiaries are recognized in our results of operations during the period incurred. We had net foreign currency losses of $85 million, $84 million and $34 million in 2012, 2011 and 2010, respectively. The gain or loss related to individual foreign currency transactions is included in Other, Net in our Consolidated Statements of Operations.

Share-Based Compensation

We account for all share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and performance units by measuring these awards at the date of grant and recognizing the grant date fair value as an expense, net of expected forfeitures, over the service period, which is usually the vesting period.

Income Taxes

Income taxes have been provided based upon the tax laws and rates in the countries in which our operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The impact of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met: (1) evidence of an arrangement exists; (2) delivery to and acceptance by the customer has occurred; (3) the price to the customer is fixed or determinable; and (4) collectability is reasonably assured.

Both contract drilling and pipeline service revenue is contractual by nature and generally governed by day-rate based contracts. We recognize revenue for these day-rate contracts based on the criteria outlined above, which is consistent with our other product offerings.

From time to time, we may receive revenues for preparation and mobilization of equipment and personnel. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to preparation and mobilization are deferred and recognized over the primary contract term using the straight-line method. Costs of relocating equipment without contracts to more promising market areas are expensed as incurred. Demobilization fees received are recognized, along with any related expenses, upon completion of contracts.

We incur rebillable expenses including shipping and handling, third-party inspection and repairs, and customs costs and duties. We recognize the revenue associated with these rebillable expenses as Products Revenues and all related costs as Cost of Products in the accompanying Consolidated Statements of Operations.

Percentage- of- Completion

Revenue from certain long-term construction type contracts, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate contract profit to be recognized in each reporting period for each contract based upon our projections of future outcomes, which include:

- estimates of the available revenue under the contracts;
- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amount of any change orders or claims included in revenue.

Measurements of progress are based on costs incurred to date as a percentage of total estimated costs. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. We periodically evaluate the estimated costs, claims, change orders, and percentage-of-completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit multiplied by the current estimated percentage complete for the contract.

Earnings per Share

Basic earnings per share for all periods presented equals net income divided by the weighted average number of our shares outstanding during the period including participating securities. Diluted earnings per share is computed by dividing net income by the weighted average number of our shares outstanding during the period including participating securities, adjusted for the dilutive effect of our stock options, restricted shares, performance units and our outstanding warrants. Our diluted earnings per share calculation excludes five million potential shares for the year ended December 31, 2011 due to their anti-dilutive effect. Our diluted earnings per share calculation for the years ended December 31, 2012 excludes four million potential shares and our diluted earnings per share calculation for 2010 excludes seven million potential shares that would have been included if we had net income for those years, but are excluded as we had a net losses and their inclusion would have been anti-dilutive.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and are included in the computation of earnings per share following the two-class method. Accordingly, we include our restricted share awards ("RSA"), which contain the right to vote and receive dividends, in the computation of both basic and diluted earnings per share. The following reconciles basic and diluted weighted average shares outstanding:

(In millions)	Year Ended December 31, 2012	2011	2010
Basic weighted average shares outstanding	765	753	743
Dilutive effect of:			
Warrants	—	2	—
Stock options and restricted shares	—	5	—
Diluted weighted average shares outstanding	765	760	743

Reclassifications

Certain reclassifications have been made to conform prior year financial information to the current period presentation.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued new guidance to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. Our adoption of the new guidance did not impact our consolidated financial position, results of operations or cash flows, although it did require additional fair value disclosures.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. This guidance requires the presentation of the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. The initial requirement to present reclassification adjustments for items that are reclassified from other comprehensive income to net income on the face of the financial statement was deferred by the FASB. We have adopted the effective guidance and net income and other comprehensive income has been presented in two separate but consecutive statements for the current reporting period and prior comparative periods in our consolidated financial statements. In January 2013, the FASB issued additional guidance on this topic clarifying the presentation and disclosure that were previously deferred. The additional guidance is effective for reporting periods beginning after December 15, 2012 and we have not exercised the option to early adopt.

In September 2011, the FASB issued an accounting update that gives companies the option to make a qualitative evaluation about the likelihood of goodwill impairment. Companies are required to perform the two-step impairment test only if they conclude that the fair value of a reporting unit is more likely than not less than its carrying value. The accounting update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We did not utilize this option in 2012.

In December 2011, the FASB issued an accounting update that will add new disclosure requirements for entities with recognized financial instruments that are appropriately offset on the balance sheet or that are subject to a master netting arrangement. The accounting update is effective for periods beginning on or after January 1, 2013 with retrospective presentation. We do not believe this guidance will have a material impact on our presentation and disclosure.

In July 2012, the FASB issued an update to existing guidance on the impairment assessment of indefinite-lived intangibles. This update simplifies the impairment assessment of indefinite-lived intangibles by allowing companies to consider qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount before performing the two-step impairment review process. This new guidance is effective for fiscal years and interim periods beginning after September 15, 2012. We did not utilize this option in 2012.

NOTE 2 Business Combinations and Dispositions

We have acquired businesses we feel are important to our long-term strategy. Results of operations for acquisitions are included in the accompanying Consolidated Statements of Operations from the date of acquisition. The balances included in the Consolidated Balance Sheets related to current year acquisitions are based on preliminary information and are subject to change when final asset valuations are obtained and the potential for liabilities has been evaluated. The purchase price is allocated to the net assets acquired based upon their estimated fair values at the date of acquisition.

In May 2012, we acquired a company that designs and produces well completion tools. As purchase consideration, we paid $29 million in cash, issued three million shares valued at approximately $39 million, settled a previously existing note receivable for $16 million and entered into a contingent consideration arrangement valued at approximately $11 million at December 31, 2012 that will be settled in early 2015. This contingent consideration arrangement is dependent on the acquired company's 2014 revenue and will be marked to market through current earnings in each reporting period prior to settlement. The liability is valued using a Monte Carlo simulation and Level 3 inputs.

During the year ended December 31, 2012, we also acquired other businesses and equity investments for cash consideration of $144 million, net of cash acquired. We acquired various businesses and equity investments during the years ended 2011 and 2010 for cash consideration of $158 million and $146 million, respectively, net of cash acquired. In addition, our 2011 acquisitions included the issuance of approximately eight million shares valued at $134 million and our 2010 acquisitions included the issuance of approximately two million shares valued at $28 million.

During 2012, we completed the sale of our subsea controls business in exchange for an equity investment, valued at $173 million, in an entity that is positioned to provide complete subsea solutions to clients (see Note 9 – Equity Investments). We recognized a $28 million gain from the transaction, (approximately $25 million net of tax). The major classes of assets sold included $39 million of accounts receivable and other current assets, $38 million of inventories, $5 million of property plant and equipment and $74 million of goodwill. Liabilities of $13 million were also transferred in the sale.

NOTE 3 Supplemental Cash Flow Information

Cash paid for interest and income taxes, net of refunds, was as follows:

	Year Ended December 31,		
(In millions)	**2012**	**2011**	**2010**
Interest paid, net of capitalized interest	$ 478	$ 461	$ 403
Income taxes paid, net of refunds	443	291	351

We have revised the statements of cash flows for 2011 and 2010 to correct an error in the presentation of dividends paid to non-controlling interests. The revision increased cash provided by operating activities by $28 million and $30 million for the years ended December 31, 2011 and 2010, respectively, and decreased cash provided (used) by financing activities by the same amount. The revision is not material to the Company's cash flows in either year.

NOTE 4 Percentage of Completion Contracts

During 2012, we recognized losses of $100 million related to a long-term construction contract in Iraq accounted for under the percentage-of-completion method. As of December 31, 2012, we have claims against our customer of $68 million that are not included in our revenue estimates because they do not meet the criteria for recognition. Additionally, we have accrued $17 million for liquidated damages that we are contractually obligated to pay as a result of delays in the expected completion of the project. Although we have not met the criteria for revenue recognition, we expect to vigorously pursue collection of the claims and reduction or elimination of the liquidated damages. Any benefits resulting from those efforts will be recognized if and when the criteria for the revenue recognition are met.

In addition, in the quarter ended December 31, 2012, we recognized $63 million in revenue upon revision of project estimates, on our projects in Mexico. These amounts were determined to be realizable in the fourth quarter of 2012. During 2010, we incurred a $76 million charge for revisions to our profitability estimates on our projects in Mexico, as the client requested a slowdown in drilling activity to near zero while they re-evaluated the pace of drilling and capital expenditures.

NOTE 5 Accounts Receivable Factoring

In 2010, we entered into an accounts receivable factoring program to sell accounts receivable in Mexico to third party financial institutions. In 2011, we sold approximately $65 million under our factoring program, received cash totaling $64 million and recognized a loss of $1 million on these sales. In 2012, we sold approximately $177 million under the program, received cash totaling $163 million and recognized a loss of $1 million on these sales. In each of the years since 2010, our factoring transactions qualified for sale accounting under the accounting standards and proceeds are included in operating cash flows in our Consolidated Statements of Cash Flows.

NOTE 6 Inventories, Net

Inventories, net of reserves, by category were as follows:

	December 31,	
(In millions)	**2012**	**2011**
Raw materials, components and supplies	$ 461	$ 443
Work in process	166	149
Finished goods	3,048	2,566
	$ 3,675	**$ 3,158**

During 2012, we recognized a charge of $30 million ($0.04 per share) to adjust the carrying value of our guar inventory, a component of certain drilling fluids, to the lower of cost or market. During 2012, we recognized an additional charge for excess and obsolete inventory of $53 million ($0.07 per share). These costs are classified in Cost of Products within our Consolidated Statements of Operations.

NOTE 7 Goodwill

We perform an impairment test for goodwill and indefinite-lived intangible assets annually as of October 1, or more frequently if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with its carrying amount. Fair value is estimated using discounted cash flows and a discount rate based on the weighted average cost of capital of the reporting unit. Our reporting units are components of our operating segments, certain of which are aggregated and include the United States, Canada, Latin America, Europe, Sub-Sahara Africa ("SSA"), Russia, Middle East/North Africa ("MENA") and Asia Pacific.

During the second quarter of 2012, we noted a sustained decline in the market price of our registered shares such that our market capitalization was lower than our total shareholders' equity for an extended period. Additionally, certain of our reporting units were not performing at the levels previously expected. In response, we considered the associated circumstances to assess whether an event or change had occurred that, more likely than not, reduced the fair value of any of our reporting units below their carrying amount. After considering the relevant circumstances, we concluded that the decline in our market capitalization was a potential indicator of impairment and we prepared the analysis necessary to identify potential impairment through the comparison of reporting unit fair values and carrying amounts. This "step one" analysis, indicated that the goodwill attributed to our MENA and SSA reporting units was potentially impaired. Consequently, we performed the "step two" analysis of the goodwill impairment test, comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The "step two" analysis indicated that the goodwill for both reporting units was fully impaired and we recognized an impairment loss of $589 million in the second quarter, of which $512 million was attributable to MENA and $77 million to SSA.

The fair values of all our reporting units were in excess of their carrying value as of our October 1, 2012 annual impairment test. The fair value of our Latin America reporting unit was closest to its carrying value and was 16% in excess of its carrying value at October 1, 2012. The goodwill at December 31, 2012 for Latin America was $354 million.

The changes in the carrying amount of goodwill by reportable segment for the two years ended December 31, 2012 were as follows:

(In millions)	North America	MENA/Asia Pacific	Europe/SSA/ Russia	Latin America	Total
Balance at December 31, 2010	$ 2,188	747	1,024	320	4,279
Acquisitions	78	—	8	73	159
Disposals	—	—	—	—	—
Purchase price and other Adjustments	17	(4)	2	(1)	14
Foreign currency translation	(11)	—	(10)	(8)	(29)
Balance at December 31, 2011	2,272	743	1,024	384	4,423
Acquisitions	59	—	46	—	105
Disposals	(2)	(7)	(65)	—	(74)
Impairment Loss	—	(512)	(77)	—	(589)
Purchase price and other Adjustments	(18)	—	—	(24)	(42)
Foreign currency translation	25	2	27	(6)	48
BALANCE AT DECEMBER 31, 2012	**$ 2,336**	**$ 226**	**$ 955**	**$ 354**	**$ 3,871**

NOTE 8 Other Intangible Assets

The components of intangible assets were as follows:

	December 31, 2012			December 31, 2011		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquired technology	$ 423	$ (207)	$ 216	$ 416	$ (170)	$ 246
Licenses	254	(139)	115	256	(130)	126
Patents	266	(113)	153	239	(101)	138
Customer relationships and contracts	353	(148)	205	246	(106)	140
Other	128	(51)	77	100	(39)	61
	$ 1,424	**$ (658)**	**$ 766**	**$ 1,257**	**$ (546)**	**$ 711**

We have trademarks that are considered to have indefinite lives as we have the ability and intent to renew them indefinitely. These trademarks had a carrying value of $19 million at both December 31, 2012 and 2011, and are included in the Other caption in the table above.

Additions to intangibles for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended December 31,	
(In millions)	2012	2011
Acquired technology	$ —	$ —
Licenses	13	7
Patents	34	9
Customer relationships and Contracts	100	47
Other	30	27
TOTAL	**$ 177**	**$ 90**

The amount and classification of the intangible additions shown above that are related to current year business combinations are based on preliminary information and are subject to change when final asset valuations are obtained.

Amortization expense was $122 million, $102 million and $92 million for the years ended December 31, 2012, 2011 and 2010, respectively. Future estimated amortization expense for the carrying amount of intangible assets as of December 31, 2012 is expected to be as follows (in millions):

2013	$	121
2014		116
2015		100
2016		81
2017		73

NOTE 9 Equity Investments

Our equity investments in unconsolidated affiliates were as follows:

	December 31,			
(In millions)		2012		2011
Premier Business Solutions	$	356	$	529
ProServ Group Inc.		170		—
Other Equity Investments		120		87
	$	**646**	**$**	**616**

At December 31, 2012 and 2011, we own 38.5% of Premier Business Solutions and at December 31, 2012, we owned 25.7% of ProServ Group Inc. Equity in earnings of unconsolidated affiliates for the years ended December 31, 2012, 2011 and 2010 amounted to $51 million, $20 million and $6 million, respectively.

In connection with our goodwill impairment test performed in 2012, we prepared an analysis to determine the fair value of our equity investments in less than majority owned entities. Upon completion of this valuation, we determined that the fair value attributable to certain equity investments was significantly below our carrying value for these investments. We assessed these declines in value as other than temporary and recognized an impairment loss of $204 million during the second quarter of 2012.

NOTE 10 Short-term Borrowings and Current Portion of Long-term Debt

	December 31,			
(In millions)		2012		2011
Commercial paper program	$	888	$	997
Other short-term bank loans		109		14
Total short-term borrowings		997		1,011
Current portion of long-term debt		588		309
Short-term borrowings and current portion of long-term debt	$	1,585	$	1,320
Weighted average interest rate on short-term borrowings outstanding at end of year		1.54%		0.81%

We maintain a $2.25 billion unsecured, revolving credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent, scheduled to mature July 13, 2016. The Credit Agreement can be used for a combination of borrowings, support for our $2.25 billion commercial paper program and issuances of letters of credit. This agreement requires that we maintain a debt-to-total capitalization ratio of less than 60%. We were in compliance with this covenant at December 31, 2012. At December 31, 2012, our borrowings under our commercial paper program had a weighted average interest rate of 0.68%, and there were $100 million in outstanding letters of credit under the Credit Agreement.

We have short-term borrowings with various domestic and international institutions pursuant to uncommitted facilities. At December 31, 2012, we had $109 million in short-term borrowings under these arrangements with a weighted average interest rate of 8.58%. In addition, we had $666 million of letters of credit under various uncommitted facilities and $129 million of performance bonds issued by financial sureties against an indemnification from us at December 31, 2012.

The carrying value of our short-term borrowings approximates their fair value as of December 31, 2012. The Current Portion of Long-term Debt at December 31, 2012, includes $544 million for our Senior Notes due in June 2013 and other debt maturing in 2013 totaling $44 million.

NOTE 11 Long-term Debt

We have issued various Senior Notes, all of which rank equally with our existing and future senior unsecured indebtedness, have semi-annual interest payments and no sinking fund requirements. Our Long-term Debt consisted of the following:

	December 31,	
(In millions)	2012	2011
5.95% Senior Notes due 2012	$ —	$ 273
5.15% Senior Notes due 2013	294	297
4.95% Senior Notes due 2013	250	252
5.50% Senior Notes due 2016	354	357
6.35% Senior Notes due 2017	613	613
6.00% Senior Notes due 2018	497	498
9.625% Senior Notes due 2019	1,025	1,030
5.125% Senior Notes due 2020	797	799
4.50% Senior Notes due 2022	747	—
6.50% Senior Notes due 2036	595	596
6.80% Senior Notes due 2037	298	298
7.00% Senior Notes due 2038	497	498
9.875% Senior Notes due 2039	247	247
6.75% Senior Notes due 2040	596	598
5.95% Senior Notes due 2042	545	—
4.82% Secured Borrowing	132	154
Capital and Other Lease Obligations	118	60
Other	32	25
	7,637	6,595
Less amounts due in one year	588	309
Long-term debt	$ 7,049	$ 6,286

The following is a summary of scheduled Long-term Debt maturities by year (in millions):

2013	$ 588
2014	39
2015	39
2016	387
2017	672
Thereafter	5,912
	$ 7,637

On April 4, 2012, we completed a $1.3 billion long-term debt offering comprised of (1) $750 million of 4.5% Senior Notes due 2022 and (2) $550 million of 5.95% Senior Notes due 2042. The net proceeds from this offering were used to repay short-term indebtedness under our commercial paper program and for general corporate purposes.

In August 2012, as a result of the delay in filing our second quarter report on Form 10-Q and potential delay in filing our third quarter report on Form 10-Q, we sought consents from the holders of our Senior Notes to extend the due date under the Senior Note indentures for providing our Form 10-Q filings and our 2012 Form 10-K filing to no later than March 31, 2013. We received sufficient consents to apply this extension to all series of our publicly traded Senior Notes. We offered a cash payment of $2.50 for each $1,000 in principal amount for those note holders who consented to the extension and we paid approximately $18 million to the holders of our Senior Notes in connection with this consent solicitation, which will be recognized as an increase in interest expense over the remaining terms of the Senior Notes. We also incurred and expensed in 2012 other costs of $12 million in connection with the consent solicitation.

The weighted average effective interest rate on our Senior Notes for 2012 was 6.0%. The effective rate was determined after giving consideration to the effect of interest rate derivatives accounted for as hedges and the amortization of any discounts (See Note 13 – Derivative Instruments).

NOTE 12 Fair Value of Financial Instruments

Financial Instruments Measured and Recognized at Fair Value

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that we categorize using a three level hierarchy, from highest to lowest level of observable inputs. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices or other market data for similar assets and liabilities in active markets, or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based upon our own judgment and assumptions used to measure assets and liabilities at fair value. Classification of a financial asset or liability within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. Other than the contingent consideration discussed in Note 2 and our derivative instruments discussed in Note 13, we had no assets or liabilities measured and recognized at fair value on a recurring basis at December 31, 2012 and 2011.

Fair Value of Other Financial Instruments

Our other financial instruments include short-term borrowings and long-term debt. The carrying value of our commercial paper and other short-term borrowings approximates their fair value due to the short-term duration of the associated interest rate periods. These short-term borrowings are classified as Level 2 in the fair value hierarchy.

The fair value of our long-term debt fluctuates with changes in applicable interest rates. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of our Long-term Debt is a measure of its current value under present market conditions and is established based on observable inputs in non-active markets. The fair value of our Long-term Debt is classified as Level 2 in the fair value hierarchy.

The fair value and carrying value of our Senior Notes were as follows:

	December 31,	
(In millions)	2012	2011
Fair value	$ 8,368	$ 7,270
Carrying value	7,355	6,595

NOTE 13 Derivative Instruments

We are exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk. We manage our debt portfolio to achieve an overall desired position of fixed and floating rates, and we may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. In light of events in the global credit markets and the potential impact of these events on the liquidity of the banking industry, we continue to monitor the creditworthiness of our counterparties, which are multinational commercial banks.

The fair values of all our outstanding derivative instruments are determined using a model with Level 2 inputs including quoted market prices for contracts with similar terms and maturity dates.

Fair Value Hedges

We may use interest rate swaps to help mitigate exposures related to changes in the fair values of the associated debt. Amounts paid or received upon termination of interest rate swaps accounted for as fair value hedges represent the fair value of the agreements at the time of termination and are amortized as a reduction, in the case of gains, or as an increase, in the case of losses, of interest expense over the remaining term of the debt.

In July 2011, we entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $300 million. These swaps were designated as fair value hedges of our 6.35% Senior Notes. In June 2012, these swaps were terminated. As a result of these terminations, we received a cash settlement of $18 million. The gain associated with these interest rate swap terminations was deferred and is being amortized over the remaining term of our 6.35% Senior Notes as a reduction in interest expense.

As of December 31, 2012 and 2011, we had net unamortized gains of $52 million and $46 million, respectively, associated with interest rate swap terminations.

Cash Flow Hedges

In 2008, we entered into interest rate derivative instruments to hedge projected exposures to interest rates in anticipation of a debt offering. These hedges were terminated at the time of the issuance of the debt and the associated loss on these hedges is being amortized from Accumulated Other Comprehensive Income (Loss) into interest expense over the remaining term of the debt. As of December 31, 2012 and 2011, we had net unamortized losses of $11 million and $12 million, respectively, associated with our cash flow hedge terminations.

Other Derivative Instruments

As of December 31, 2012 and 2011, we had foreign currency forward contracts with aggregate notional amounts of $990 million and $469 million, respectively. These contracts were entered into to hedge exposure to currency fluctuations in various foreign currencies. The total estimated fair value of these contracts and amounts receivable or owed associated with closed contracts resulted in a net liability of $15 million at December 31, 2012 and a net asset of $12 million at December 31, 2011. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in Other, Net in the accompanying Consolidated Statements of Operations.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2012 and 2011, we had notional amounts outstanding of $168 million for each year. The total estimated fair value of these contracts at December 31, 2012 and 2011 resulted in a liability of $34 million and $27 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in Other, Net in the accompanying Consolidated Statements of Operations.

The fair values of outstanding derivative instruments are summarized as follows:

(In millions)	December 31, 2012	2011	Classifications
Derivative assets designated as hedges:			
Interest rate swaps	$ —	$ 13	Other Assets
Derivative assets not designated as hedges:			
Foreign currency forward contracts	5	20	Other Current Assets
Derivative liabilities not designated as hedges:			
Foreign currency forward contracts	(20)	(8)	Other Current Liabilities
Interest rate locks	—	(9)	Other Current Liabilities
Cross-currency swap contracts	(34)	(27)	Other Liabilities

NOTE 14 Shareholders' Equity

Changes in our Issued and Treasury shares during the years ended December 31, 2012, 2011 and 2010 were as follows:

(In millions)	Issued	Treasury
Balance at December 31, 2009	758	(29)
Shares issued for acquisitions	—	2
Equity awards granted, vested and exercised	—	4
Balance at December 31, 2010	758	(23)
Shares issued for acquisitions	5	3
Equity awards granted, vested and exercised	—	4
Shares issued for warrants	2	—
Balance at December 31, 2011	765	(16)
Shares issued for acquisitions	—	3
Equity awards granted, vested and exercised	—	4
Shares issued for warrants	5	—
Shares issued in internal restructuring	70	(70)
Balance at December 31, 2012	840	(79)

Effective May 23, 2012, we issued 70 million shares to one of our subsidiaries in an internal restructuring of certain of the Company's assets.

Authorized Shares

At December 31, 2012, we were authorized to issue 840 million registered shares and conditionally authorized to issue 372 million registered shares.

Warrants

At December 31, 2010, warrants were outstanding to purchase up to 12.9 million of our shares at a price of $15.00 per share. On March 4, 2011, 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 1.7 million shares. At December 31, 2011, 8.6 million of these warrants were outstanding and exercisable until February 2012. On February 28, 2012, 4.3 million of these warrants were exercised through physical delivery of shares in exchange for $65 million and the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494 thousand shares.

NOTE 15 Share-Based Compensation

Incentive Plans

Our incentive plans permit the grant of options, stock appreciation rights, restricted stock awards ("RSA"), restricted share units ("RSU"), performance share awards, performance unit awards, other share-based awards and cash-based awards to any employee, non-employee directors, and other individual service providers or any affiliate.

The provisions of each award vary based on the type of award granted and are specified by the Compensation Committee of our Board of Directors. Those awards, such as stock options that are based on a specific contractual term, will be granted with a term not to exceed ten years. Upon grant of an RSA, the participant has the rights of a shareholder, including but not limited to, the right to vote such shares and the right to receive any dividends paid on such shares. Recipients of RSU awards do not have the rights of a shareholder until such date as the shares are issued or transferred to the recipient. As of December 31, 2012, approximately five million shares were available for grant under our incentive plans.

Share-Based Compensation Expense

We recognized the following employee share-based compensation expense during each of the years ended December 31, 2012, 2011 and 2010:

(In millions)	Year Ended December 31, 2012	2011	2010
Share-based compensation	$ 76	$ 87	$ 99
Related tax benefit	27	30	35

Options

Stock options were granted with an exercise price equal to or greater than the fair market value of our shares as of the date of grant. We used the Black-Scholes option pricing model to determine the fair value of stock options awarded. The estimated fair value of our stock options was expensed over their vesting period, which was generally one to four years. There were no stock options granted during 2012, 2011 or 2010.

The intrinsic value of stock options exercised during 2012, 2011 and 2010 was $4 million, $10 million and $12 million, respectively. All options were fully vested as of December 31, 2012.

A summary of option activity for the year ended December 31, 2012, is presented below:

	Options *(In thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Term *(In years)*	Aggregate Intrinsic Value *(In thousands)*
Outstanding at December 31, 2011	11,107	$ 8.99	2.50	$ 69,385
Granted	—	—		
Exercised	(704)	5.78		
Forfeited	—	—		
OUTSTANDING AND VESTED AT DECEMBER 31, 2012	**10,403**	**$ 9.21**	**2.54**	**$ 31,717**

Restricted Share Awards and Restricted Share Units

RSAs and RSUs vest based on continued employment, generally over a two to five-year period. The fair value of RSAs and RSUs is determined based on the closing price of our shares on the date of grant. The total fair value, less assumed forfeitures, is expensed over the vesting period. The weighted-average grant date fair value of RSAs and RSUs granted during the years ended December 31, 2012, 2011 and 2010 was $13.30, $22.41 and $16.45, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2012, 2011 and 2010 was $78 million, $86 million and $96 million, respectively. As of December 31, 2012, there was $58 million of unrecognized compensation expense related to unvested RSAs and RSUs, which is expected to be recognized over a weighted average period of two years. A summary of RSA and RSU activity for the year ended December 31, 2012 is presented below:

	RSA *(In thousands)*	Weighted Average Grant Date Fair Value	RSU *(In thousands)*	Weighted Average Grant Date Fair Value
Non-Vested at December 31, 2011	3,088	$ 24.04	3,827	$ 22.65
Granted	1,076	12.13	1,553	14.11
Vested	(1,507)	23.96	(1,896)	21.97
Forfeited	(255)	22.41	(433)	23.33
NON-VESTED AT DECEMBER 31, 2012	**2,402**	**$ 18.93**	**3,051**	**$ 18.63**

Performance Units

We issued one million and 688 thousand performance units in 2012 and 2011, respectively. The performance units typically vest at the end of a three-year period assuming continued employment and the Company's achievement of certain market-based performance goals. Performance units expire unvested when market conditions are not met. The weighted average grant date fair value of our performance units was determined through use of the Monte Carlo simulation method. As of December 31, 2012, there was $15 million of unrecognized compensation expense related to performance units, which is expected to be recognized over a weighted average period of one year.

A summary of performance unit activity for the years ended December 31, 2012 and 2011 is presented below:

	Year Ended December 31, 2012 *(In thousands)*	Weighted Average Grant Date Fair Value	Year Ended December 31, 2011 *(In thousands)*	Weighted Average Grant Date Fair Value
Non-Vested at Period Beginning	1,241	$ 21.35	986	$ 12.32
Granted	1,064	21.32	688	29.64
Vested	(64)	13.19	—	—
Expired	(358)	15.49	(363)	12.32
Forfeited	(481)	21.53	(70)	22.03
NON-VESTED AT PERIOD END	**1,402**	**$ 23.14**	**1,241**	**$ 21.35**

NOTE 16 Retirement and Employee Benefit Plans

We have defined contribution plans covering certain employees. Contribution expenses related to these plans totaled $62 million, $50 million and $43 million in 2012, 2011 and 2010, respectively. We have defined benefit pension and other postretirement benefit plans covering certain U.S. and international employees. These do not pertain to personnel in Switzerland. Net periodic benefit cost related to these plans totaled $16 million, $14 million and $51 million in 2012, 2011 and 2010, respectively. Plan benefits are generally based on factors such as age, compensation levels and years of service.

The projected benefit obligations for our defined benefit pension and other postretirement benefit plans were $275 million and $253 million as of December 31, 2012 and 2011, respectively, and the fair values of the plan assets (determined primarily using Level 2 inputs) were $130 million and $111 million as of December 31, 2012 and 2011, respectively. The net underfunded obligation was substantially all recorded within Other Noncurrent Liabilities at each balance sheet date. The weighted average assumption rates used for benefit obligations were as follows:

	Year Ended December 31,	
	2012	2011
Discount rate:		
United States plans	1.00% – 4.00%	2.50% – 4.50%
International plans	1.36% – 7.00%	1.37% – 7.50%
Rate of compensation increase:		
United States plans	–	–
International plans	2.00% – 4.10%	2.00% – 4.30%

Amounts in accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost were $55 million and $47 million as of December 31, 2012 and 2011, respectively.

During 2012 and 2011, we contributed $11 million and $10 million, respectively, to our defined benefit pension and other postretirement benefit plans. In 2013, we expect to contribute approximately $12 million to our defined benefit pension and other postretirement benefit plans.

NOTE 17 Income Taxes

We are exempt from Swiss cantonal and communal tax on income derived outside Switzerland, and we are also granted participation relief from Swiss federal tax for qualifying dividend income and capital gains related to the sale of qualifying investments in subsidiaries. We expect that the participation relief will result in a full exemption of participation income from Swiss federal income tax.

We provide for income taxes based on the laws and rates in effect in the countries in which operations are conducted, or in which we or our subsidiaries are considered resident for income tax purposes. The relationship between our pre-tax income or loss and our income tax provision or benefit varies from period to period as a result of various factors which include changes in total pre-tax income or loss, the jurisdictions in which our income is earned, the tax laws in those jurisdictions and in our operating structure.

Our income tax benefit (provision) from continuing operations consisted of the following:

(In millions)	Year Ended December 31,		
	2012	2011	2010
Total current provision	$ (475)	$ (421)	$ (314)
Total deferred benefit (provision)	13	(121)	(82)
	$ (462)	**$ (542)**	**$ (396)**

The difference between the income tax provision at the Swiss federal income tax rate and the income tax provision attributable to Income Before Income Taxes for each of the three years ended December 31, 2012 is analyzed below:

(In millions)	Year Ended December 31,		
	2012	2011	2010
Swiss federal income tax rate at 7.83%	$ 23	$ (59)	$ (16)
Tax on earnings subject to rates different than the Swiss federal income tax rate	(341)	(377)	(246)
Change in valuation allowance	(108)	(29)	(55)
Change in uncertain tax positions	(36)	(77)	(79)
	$ (462)	**$ (542)**	**$ (396)**

In 2012, our results include a $589 million goodwill impairment charge, substantially all of which was non-deductible, a $204 million equity method impairment charge and a $100 million accrual for a loss contingency, both of which are fully non-deductible. In 2011, we recorded tax expense of $20 million related to the redemption of equity in one of our U.S. subsidiaries and in 2010, we recorded tax expense of approximately $124 million related to the restructuring of our Latin America operations. These amounts are included in tax on earnings subject to rates different than the Swiss federal income tax rate.

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which we have operations. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability for financial reporting.

The components of the net deferred tax asset (liability) attributable to continuing operations were as follows:

(In millions)	December 31, 2012	December 31, 2011
Net operating losses carryforwards	$ 396	$ 301
Accrued liabilities and reserves	229	212
Tax credit carryforwards	117	117
Employee benefits	61	55
Inventory	61	44
Other	112	69
Valuation allowance	(317)	(201)
TOTAL DEFERRED TAX ASSETS	**659**	**597**
Deferred tax liabilities:		
Property, plant and equipment	(501)	(424)
Intangible assets	(245)	(218)
Deferred Income	(27)	(54)
Other	(32)	(39)
Total deferred tax liabilities	(805)	(735)
NET DEFERRED TAX ASSETS (LIABILITIES)	**$ (146)**	**$ (138)**

The overall increase in the valuation allowance in 2012 is primarily attributable to the establishment of a valuation allowance against current year net operating losses ("NOLs") and tax credits in various jurisdictions. Our results in 2012 include significant losses in Iraq upon which we recorded a valuation allowance of $72 million. Management's assessment is that it is more likely than not the character and nature of future taxable income will not allow us to realize the tax benefits of the NOLs and tax credits within the allowable carryforward period. Therefore, a valuation allowance has been recorded.

As of December 31, 2012, undistributed earnings of our foreign subsidiaries that are indefinitely reinvested and could be subject to tax amount to approximately $1.5 billion. Deferred income taxes and the related dividend withholding taxes have not been provided on those earnings as they are considered to be indefinitely reinvested. Distribution of those earnings in the form of dividends or otherwise could result in income and withholding taxes payable in various countries. Due to complexities in the tax laws and the manner of repatriation, it is not practicable to estimate the amount of deferred income taxes associated with those unremitted earnings.

At December 31, 2012, we had approximately $1.7 billion of NOLs in various jurisdictions, $371 million of which were generated by certain U.S. subsidiaries. Loss carryforwards, if not utilized, will mostly expire for U.S. subsidiaries in 2029 and 2030, and at various dates from 2013 through 2032 for non-U.S. subsidiaries. At December 31, 2012 we had $117 million of tax credit carryovers, of which $95 million is for U.S. subsidiaries, and consists of $22 million of research and development tax credit carryforwards which expire from 2018 through 2031, and $73 million of foreign tax credit carryforwards which expire from 2013 through 2020.

A tabular reconciliation of the total amounts of uncertain tax positions at the beginning and end of the period is as follows:

(In millions)	Year Ended December 31, 2012	2011	2010
Balance at beginning of year	$ 292	$ 237	$ 186
Additions as a result of tax positions taken during a prior period	8	7	—
Reductions as a result of tax positions taken during a prior period	(1)	(8)	—
Additions as a result of tax positions taken during the current period	29	65	67
Reductions relating to settlements with taxing authorities	(14)	(3)	(5)
Reductions as a result of a lapse of the applicable statute of limitations	(19)	(2)	(2)
Foreign exchange effects	1	(4)	(9)
BALANCE AT END OF YEAR	**$ 296**	**$ 292**	**$ 237**

Substantially all of the uncertain tax positions, if recognized in future periods, would impact our effective tax rate.

To the extent penalties and interest would be assessed on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense and other non-current liabilities in the financial statements in accordance with our accounting policy. We recorded $21 million, $20 million and $27 million of interest and penalties for the years ended December 31, 2012, 2011 and 2010, respectively. The amounts in the table above exclude accrued interest and penalties of $142 million, $121 million and $102 million at December 31, 2012, 2011 and 2010, respectively, which are included in other liabilities.

We are subject to income tax in many of the over 100 countries where we operate. As of December 31, 2012, the following table summarizes the tax years that remain subject to examination for the major jurisdictions in which we operate:

Jurisdiction	Years
Canada	2005 - 2012
Mexico	2007 - 2012
Russia	2009 - 2012
Switzerland	2009 - 2012
United States	2007 - 2012
Venezuela	2008 - 2012

We anticipate a reduction in the balance of uncertain tax positions by up to $41 million in the next twelve months due to expiration of statutes of limitations, settlements and/or conclusions of tax examinations.

NOTE 18 Disputes, Litigation and Contingencies

U.S. Government and Internal Investigations

We are currently involved in government and internal investigations.

The U.S. Department of Commerce, Bureau of Industry & Security, Office of Foreign Assets Control ("OFAC"), Department of Justice ("DOJ") and SEC have undertaken investigations of allegations of improper sales of products and services by the Company and its subsidiaries in certain sanctioned countries. We have cooperated fully with these investigations and we have retained legal counsel, reporting directly to our Audit Committee, to investigate these matters.

In light of these investigations, the U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to comprehensive U.S. economic and trade sanctions, specifically Cuba, Iran, and Sudan, as well as Syria. Effective September 2007, we ceased entering into any new contracts in these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we substantially completed our winding down of business in these countries and have conducted further withdrawal activities, pursuant to the licenses issued by OFAC, which have now ceased. Certain of our subsidiaries continue to conduct business in countries such as Myanmar which was subject to more limited U.S. trading sanctions until 2012.

We have been in negotiations with the government agencies to resolve the investigation into alleged violations of the trade sanctions laws for more than a year, and these negotiations have advanced significantly. During the quarter ended June 30, 2012, the negotiations progressed to a point where we recognized a liability for a loss contingency that we believe is probable and for which a reasonable estimate can be made. The Company estimates that the most likely amount of this loss is $100 million, although the actual amount could be greater or less, and the timing of the payment cannot yet be determined. The Company recognized a $100 million loss contingency in the quarter ended June 30, 2012 for the potential settlement of the sanctioned country matters. However, uncertainties remain and therefore an exposure to loss may exist in excess of the amount accrued, pending the ultimate resolution of the investigation, and we may not ultimately reach a final settlement with the government and may proceed to litigation. As with any potential resolution, the government may seek to impose modifications to business practices, that decrease our business and modifications to the Company's compliance programs, which may increase compliance costs.

Until 2003, we participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The DOJ and SEC have undertaken investigations of our participation in the oil-for-food program and have subpoenaed certain documents in connection with these investigations. We have cooperated fully with these investigations. We have retained legal counsel, reporting to our Audit Committee, to investigate this matter. We are in negotiations with the government agencies to resolve these matters, and although these negotiations have advanced significantly, we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ and SEC are also investigating our compliance with the Foreign Corrupt Practices Act ("FCPA") and other laws worldwide. We have retained legal counsel, reporting to our Audit Committee, to investigate these matters and we are cooperating fully with the DOJ and SEC. As part of our internal investigations, we have uncovered potential violations of U.S. law in connection with activities in several jurisdictions. We have been in negotiations with the government agencies to resolve these matters for more than a year. Although we believe that these negotiations have advanced significantly, we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanctions laws, the FCPA and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations, and the cost of our investigations have been significant.

To the extent we violated trade sanctions laws, the FCPA, or other laws or regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, there is some uncertainty as to the ultimate amount of any penalties we may pay. We have not yet recognized a loss contingency related to these matters other than trade sanction laws, as we have not concluded that there are related losses that we believe are probable and for which a reasonable estimate can be made. However, there can be no assurance that actual fines or penalties, if any, will not have a material adverse effect on our business, financial condition, liquidity or results of operations.

The SEC and DOJ are investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 8-K and 12b-25 on March 1, 2011, February 21, 2012 and July 24, 2012, respectively, and the subsequent restatements of our historical financial statements. In addition, the SIX Exchange Regulation, one of the regulatory bodies of the SIX Swiss Exchange, opened an investigation of similar matters. We are cooperating fully with these investigations.

Shareholder Litigation

In 2010, shareholders filed suit in Weatherford's name against those directors in place before June 2010 and certain current and former members of management relating to the U.S. government and internal investigations disclosed above and in our SEC filings since 2007. Separately, in 2011 and 2012, shareholders filed suit relating to the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on the Forms 8-K and 12b-25 filed on March 1, 2011, February 21, 2012, and July 24, 2012, and the related restatement of historical financial statements. These suits name the Company as well as current and former members of management and our directors. We cannot predict the ultimate outcome of these claims.

Other Disputes

Our former Senior Vice President and General Counsel (the "Executive") left the Company in June 2009. The Executive had employment agreements with us that terminated on his departure. There is currently a dispute between the Executive and us as to the amount of compensation we are obligated to pay under these employment agreements based on the Executive's separation. This dispute has not resulted in a lawsuit being filed. It is our belief that an unfavorable outcome regarding this dispute is not probable, and as such, we have not accrued for $9 million of the Executive's claimed severance and other benefits.

Additionally, we are aware of various disputes and potential claims and are a party in various litigation involving claims against us, some of which are covered by insurance. For claims, disputes and pending litigation in which we believe a negative outcome is probable and a loss can be reasonably estimated, we have recorded a liability for the expected loss. These liabilities are immaterial to our financial condition and results of operations. In addition we have certain claims, disputes and pending litigation in which we do not believe a negative outcome is probable or for which we can only estimate a range of liability. If one or more negative outcomes were to occur relative to these matters, we do not believe that the impact to our financial condition would be material.

NOTE 19 Commitments

We are committed under various operating lease agreements primarily related to office space and equipment. Generally, these leases include renewal provisions and rental payments, which may be adjusted for taxes, insurance and maintenance related to the property. Future minimum rental commitments under noncancellable operating leases are as follows (in millions):

2013	$ 252
2014	211
2015	179
2016	139
2017	102
Thereafter	293
	$ 1,176

Total rent expense incurred under operating leases was approximately $458 million, $328 million and $321 million for the years ended December 31, 2012, 2011 and 2010, respectively. The future rental commitment table above does not include leases that are short-term in nature or can be cancelled with notice of less than three months.

NOTE 20 Segment Information

Reporting Segments

Our operational performance is reviewed and managed on a geographic basis. We report the following regions, which are our operating segments, as separate, distinct reporting segments: (1) North America; (2) MENA/Asia Pacific; (3) Europe/SSA/Russia; and (4) Latin America. Financial information by segment is summarized below. Revenues are attributable to countries based on the ultimate destination of the sale of products or performance of services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies

	Year Ended December 31, 2012				
(In millions)	Net Operating Revenues	Income from Operations[b]	Depreciation And Amortization	Capital Expenditures	Assets at December 31, 2012
North America	$ 6,824	$ 1,078	$ 412	$ 744	$ 8,223
MENA/Asia Pacific	2,795	34	352	657	5,108
Europe/SSA/Russia	2,519	315	255	341	4,418
Latin America	3,077	395	238	384	4,348
	15,215	1,822	1,257	2,126	22,097
Corporate and Research and Development	—	(453)	25	51	698
Goodwill and Equity Investment Impairment	—	(793)	—	—	—
Sanctioned Country Loss Contingency	—	(100)	—	—	—
Other Items[a]	—	(178)	—	—	—
TOTAL	**$ 15,215**	**$ 298**	**$ 1,282**	**$ 2,177**	**$ 22,795**

	Year Ended December 31, 2011				
(In millions)	Net Operating Revenues	Income from Operations	Depreciation And Amortization	Capital Expenditures	Assets at December 31, 2011
North America	$ 6,023	$ 1,259	$ 357	$ 416	$ 7,672
MENA/Asia Pacific[c]	2,441	25	328	504	5,264
Europe/SSA/Russia	2,298	287	233	226	3,963
Latin America	2,226	254	198	329	3,517
	12,988	1,825	1,116	1,475	20,416
Corporate and Research and Development	—	(422)	20	49	635
Other Items[d]	—	(96)	—	—	—
TOTAL	**$ 12,988**	**$ 1,307**	**$ 1,136**	**$ 1,524**	**$ 21,051**

	Year Ended December 31, 2010				
(In millions)	Net Operating Revenues	Income from Operations	Depreciation And Amortization	Capital Expenditures	Assets at December 31, 2010
North America	$ 4,167	$ 693	$ 328	$ 242	$ 6,817
MENA/Asia Pacific	2,451	264	304	381	4,989
Europe/SSA/Russia	1,984	240	213	106	3,614
Latin America [(e)]	1,619	51	181	220	2,696
	10,221	1,248	1,026	949	18,116
Corporate and Research and Development	—	(388)	22	28	1,083
Revaluation of Contingent Consideration	—	13	—	—	—
Other Items [(f)]	—	(99)	—	—	—
TOTAL	**$ 10,221**	**$ 774**	**$ 1,048**	**$ 977**	**$ 19,199**

(a) *Other Items for 2012 includes income tax restatement and material weakness remediation expenses of $103 million, $13 million of costs incurred in connection with on-going investigations by the U.S. government, $11 million in fees and expenses associated with our 2012 debt consent solicitation and severance, exit and other charges of $79 million, offset by a $28 million gain related to the sale of our subsea controls business.*

(b) *During 2012, we recognized a charge for excess and obsolete inventory of $53 million attributable to each reporting segment as follows: $21 million for North America, $16 million for MENA/Asia Pacific, $11 million for Europe/SSA/Russia and $5 million for Latin America. We also recognized a charge of $30 million to adjust the carrying value of our guar inventory, a component of certain drilling fluids, to the lower of cost or market, all of which was attributable to the North America reporting segment.*

(c) *Early in 2011, our operations in Libya were disrupted by civil unrest. Most employees were evacuated and steps were taken to safeguard assets within the country. Due to the on-going hostilities, we were unable to physically verify the existence or condition of the majority of our assets in country for most of 2011 and the information available to us about these assets evolved during the year. Additionally, due to international sanctions against all entities affiliated with the Libyan government, we were unable to pursue collections of accounts receivable from a significant portion of our Libyan customers. In the fourth quarter, hostilities subsided and limited company personnel were able to re-enter the country. Additionally, we were able to engage in discussions with our customers. Following an examination of our Libyan assets and evaluation of our accounts receivable from Libyan customers, we recognized an expense of $59 million primarily to establish a reserve for receivables, machinery and equipment and inventory in Libya.*

(d) *Other Items for 2011 includes income tax restatement and material weakness remediation expenses of $22 million, $10 million of costs incurred in connection with on-going investigations by the U.S. government, $9 million associated with the termination of a corporate consulting contract, and severance, exit and other charges of $55 million.*

(e) *Latin America for 2010, includes a $76 million charge for revisions to our profitability estimates on our project management contracts in Mexico and a $32 million reserve taken against accounts receivable balances in Venezuela in light of the country's economic prognosis.*

(f) *Other Items for 2010 includes a $38 million charge related to our SERP, which was frozen on March 31, 2010, $61 million for severance and facility closure costs and $7 million of costs incurred in connection with on-going investigations by the U.S. government. These charges were offset by a $7 million benefit related to the reversal of prior cost accruals for our exit from certain sanctioned countries.*

Products and Services

We are a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and natural gas industry. The composition of our consolidated revenues by product line group is as follows:

	Year Ended December 31,		
	2012	2011	2010
Formation Evaluation and Well Construction	56%	57%	63%
Completion and Production	44	43	37
TOTAL	**100%**	**100%**	**100%**

Geographic Areas

Financial information by geographic area for each of the three years ended December 31, 2012, is summarized below. Revenues from customers and long-lived assets in Switzerland were insignificant in each of the years presented. Long-lived assets exclude goodwill and intangible assets as well as deferred tax assets of $59 million, $145 million and $75 million at December 31, 2012, 2011 and 2010, respectively.

	Revenues from Unaffiliated Customers			Long-lived Assets		
(In millions)	2012	2011	2010	2012	2011	2010
United States	$ 5,465	$ 4,714	$ 3,197	$ 2,524	$ 2,353	$ 2,237
Canada	1,359	1,309	970	471	435	430
Mexico	1,274	789	617	231	222	252
Other Countries	7,117	6,176	5,437	5,845	5,041	4,703
	$ 15,215	**$ 12,988**	**$ 10,221**	**$ 9,071**	**$ 8,051**	**$ 7,622**

NOTE 21 Subsequent Events

Sale of a Business

In January 2013, we executed an agreement to sell our industrial screen business. Through these operations, we delivered screen technologies used in numerous industries and, as a result, the screen business was not closely aligned with our goals as a leading provider of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. This divestiture is expected to close in multiple steps during the first quarter of 2013.

As of December 31, 2012 the industrial screen disposal group was not held for sale. However, at that date this disposal group included approximately $99 million of current assets including $38 million of Accounts Receivable and $39 million of Inventory and $94 million of non-current assets primarily comprised of Goodwill, Other Intangible Assets, and Property Plant and Equipment. The disposal group also included approximately $59 million of liabilities of which $49 million were current liabilities. We expect to realize the net book value of the net assets sold upon completion of this transaction.

Devaluation of Venezuelan Bolivar

On February 8, 2013, the Venezuelan government announced its intention to devalue its currency effective February 13, 2013 at which time the official exchange will have moved from 4.30 per dollar to 6.30 per dollar for all goods and services. In connection with this devaluation, we expect to recognize a charge of approximately $100 million ($60 million net of tax) in the first quarter of 2013 for the remeasurement of our net monetary assets denominated in the Venezuelan bolivar at the date of the devaluation. Our net investment in Venezuela was $661 million at December 31, 2012.

NOTE 22 Other Disclosures Required by Swiss Law

Balance Sheet Item

Information regarding insurance coverage on our property, plant and equipment is presented in Note 15 (Insurance) in the Weatherford International Ltd. Swiss statutory standalone financial statements.

Statement of Income Item

Information regarding our personnel expenses is presented in Note 16 (Personnel Expenses) in the Weatherford International Ltd. Swiss statutory standalone financial statements.

Compensation and Security Ownership of Board Members and Executive Officers

The compensation and security ownership of members of the Board of Directors and executive officers of Weatherford International Ltd. are presented in Note 8 (Board of Directors Compensation), Note 9 (Executive Management Compensation) and Note 10 (Share Ownership – Board of Directors and Executive Management) in the Weatherford International Ltd. Swiss statutory standalone financial statements.

Risk Assessment

Weatherford International Ltd.'s risk assessment is presented in Note 11 (Risk Assessment Disclosure) of the Weatherford International Ltd. Swiss statutory standalone financial statements.

NOTE 23 Consolidating Financial Statements

Weatherford Switzerland, is the ultimate parent of the Weatherford group and guarantees the obligations of Weatherford Bermuda and Weatherford Delaware noted below.

The following obligations of Weatherford Delaware were guaranteed by Weatherford Bermuda as of December 31, 2012 and 2011: (1) the 6.625% Senior Notes, (2) the 5.95% Senior Notes, (3) the 6.35% Senior Notes and (4) the 6.80% Senior Notes.

The following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2012 and 2011: (1) the revolving credit facility, (2) the 4.95% Senior Notes, (3) the 5.50% Senior Notes, (4) the 6.50% Senior Notes, (5) the 5.15% Senior Notes, (6) the 6.00% Senior Notes, (7) the 7.00% Senior Notes, (8) the 9.625% Senior Notes, (9) the 9.875% Senior Notes, (10) the 5.125% Senior Notes, (11) the 6.75% Senior Notes, (12) the 4.50% Senior Notes and (13) the 5.95% Senior Notes.

As a result of these guarantee arrangements, we are required to present the following condensed consolidating financial information. The accompanying guarantor financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for our share in the subsidiaries' cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions. Certain prior year amounts have been reclassified to conform to the current year presentation.

Condensed Consolidating Balance Sheet

December 31, 2012

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
Cash and Cash Equivalents	$ —	$ —	$ —	$ 300	$ —	$ 300
Other Current Assets	5	5	256	8,682	(219)	8,729
Total Current Assets	5	5	256	8,982	(219)	9,029
Equity Investments in Affiliates	9,184	14,790	7,675	8,458	(40,107)	—
Shares Held in Parent	—	—	10	172	(182)	—
Intercompany Receivables, Net	—	1,872	—	—	(1,872)	—
Other Assets	17	45	14	13,690	—	13,766
Total Assets	**$ 9,206**	**$ 16,712**	**$ 7,955**	**$ 31,302**	**$ (42,380)**	**$ 22,795**
Current Liabilities:						
Short-term Borrowings and Current Portion of Long-Term Debt	$ —	$ 1,439	$ 26	$ 120	$ —	$ 1,585
Accounts Payable and Other Current Liabilities	8	246	—	4,089	(218)	4,125
Total Current Liabilities	8	1,685	26	4,209	(218)	5,710
Long-term Debt	—	5,895	1,019	135	—	7,049
Intercompany Payables, Net	400	—	477	995	(1,872)	—
Other Long-term Liabilities	12	76	3	1,127	—	1,218
Total Liabilities	**420**	**7,656**	**1,525**	**6,466**	**(2,090)**	**13,977**
Weatherford Shareholders' Equity	8,786	9,056	6,430	24,804	(40,290)	8,786
Noncontrolling Interests	—	—	—	32	—	32
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 9,206**	**$ 16,712**	**$ 7,955**	**$ 31,302**	**$ (42,380)**	**$ 22,795**

Condensed Consolidating Balance Sheet

December 31, 2011

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
CURRENT ASSETS:						
Cash and Cash Equivalents	$ —	$ —	$ —	$ 371	$ —	$ 371
Other Current Assets	3	16	147	7,293	(99)	7,360
Total Current Assets	3	16	147	7,664	(99)	7,731
Equity Investments in Affiliates	9,654	15,287	7,770	12,102	(44,813)	—
Shares Held in Parent	—	—	4	330	(334)	—
Intercompany Receivables, Net	—	1,252	64	—	(1,316)	—
Other Assets	20	37	32	13,231	—	13,320
Total Assets	**$ 9,677**	**$ 16,592**	**$ 8,017**	**$ 33,327**	**$ (46,562)**	**$ 21,051**
CURRENT LIABILITIES:						
Short-term Borrowings and Current Portion of Long-Term Debt	$ —	$ 1,005	$ 292	$ 23	$ —	$ 1,320
Accounts Payable and Other Current Liabilities	10	133	—	2,919	(99)	2,963
Total Current Liabilities	10	1,138	292	2,942	(99)	4,283
Long-term Debt	—	5,163	1,046	77	—	6,286
Intercompany Payables, Net	343	—	—	972	(1,315)	—
Other Long-term Liabilities	—	81	5	1,051	—	1,137
Total Liabilities	**353**	**6,382**	**1,343**	**5,042**	**(1,414)**	**11,706**
Weatherford Shareholders' Equity	9,324	10,210	6,674	28,264	(45,148)	9,324
Noncontrolling Interests	—	—	—	21	—	21
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 9,677**	**$ 16,592**	**$ 8,017**	**$ 33,327**	**$ (46,562)**	**$ 21,051**

Condensed Consolidating Statement of Operations

Year Ended December 31, 2012

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ —	$ 15,215	$ —	$ 15,215
Costs and Expenses	(59)	(114)	(5)	(14,739)	—	(14,917)
Operating Income (Loss)	(59)	(114)	(5)	476	—	298
Other Income (Expense):						
Interest Expense, Net	—	(401)	(69)	(16)	—	(486)
Intercompany Charges, Net	(28)	53	(233)	208	—	—
Equity in Subsidiary Income	(689)	(701)	(94)	—	1,484	—
Other, Net	(2)	(34)	—	(64)	—	(100)
Income (Loss) Before Income Taxes	(778)	(1,197)	(401)	604	1,484	(288)
(Provision) Benefit for Income Taxes	—	—	107	(569)	—	(462)
Net Income (Loss)	(778)	(1,197)	(294)	35	1,484	(750)
Noncontrolling Interests	—	—	—	(28)	—	(28)
Net Income (Loss) Attributable to Weatherford	$ (778)	$ (1,197)	$ (294)	$ 7	$ 1,484	$ (778)
Comprehensive Income (Loss) Attributable to Weatherford	$ (695)	$ (1,197)	$ (294)	$ 90	$ 1,401	$ (695)

Condensed Consolidating Statement of Operations

Year Ended December 31, 2011

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ —	$ 12,988	$ —	$ 12,988
Costs and Expenses	(48)	(3)	(3)	(11,627)	—	(11,681)
Operating Income (Loss)	(48)	(3)	(3)	1,361	—	1,307
Other Income (Expense):						
Interest Expense, Net	—	(353)	(90)	(10)	—	(453)
Intercompany Charges, Net	(61)	16	(177)	222	—	—
Equity in Subsidiary Income	299	281	802	—	(1,382)	—
Other, Net	—	(33)	(1)	(73)	—	(107)
Income (Loss) Before Income Taxes	190	(92)	531	1,500	(1,382)	747
(Provision) Benefit for Income Taxes	(1)	—	65	(606)	—	(542)
Net Income (Loss)	189	(92)	596	894	(1,382)	205
Noncontrolling Interests	—	—	—	(16)	—	(16)
Net Income (Loss) Attributable to Weatherford	$ 189	$ (92)	$ 596	$ 878	$ (1,382)	$ 189
Comprehensive Income (Loss) Attributable to Weatherford	$ 67	$ (92)	$ 596	$ 756	$ (1,260)	$ 67

Condensed Consolidating Statement of Operations

Year Ended December 31, 2010

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ —	$ 10,221	$ —	$ 10,221
Costs and Expenses	(43)	(45)	(3)	(9,356)	—	(9,447)
Operating Income (Loss)	(43)	(45)	(3)	865	—	774
Other Income (Expense):						
Interest Expense, Net	(1)	(286)	(113)	(6)	—	(406)
Bond Tender Premium	—	(15)	(39)	—	—	(54)
Devaluation of Venezuelan Bolivar	—	—	—	(64)	—	(64)
Intercompany Charges, Net	(28)	(1)	(188)	217	—	—
Equity in Subsidiary Income	(145)	294	753	—	(902)	—
Other, Net	—	(44)	—	(9)	—	(53)
Income (Loss) Before Income Taxes	(217)	(97)	410	1,003	(902)	197
(Provision) Benefit for Income Taxes	—	—	119	(515)	—	(396)
Net Income (Loss)	(217)	(97)	529	488	(902)	(199)
Noncontrolling Interests	—	—	—	(18)	—	(18)
Net Income (Loss) Attributable to Weatherford	$ (217)	$ (97)	$ 529	$ 470	$ (902)	$ (217)
Comprehensive Income (Loss) Attributable to Weatherford	$ (157)	$ (97)	$ 529	530	(962)	(157)

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2012

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:						
Net Income (Loss)	$ (778)	$ (1,197)	$ (294)	$ 35	$ 1,484	$ (750)
Adjustments to Reconcile Net Income(Loss) to Net Cash Provided (Used) by Operating Activities:						
Charges from Parent or Subsidiary	28	(53)	233	(208)	—	—
Equity in (Earnings) Loss of Affiliates	689	701	94	—	(1,484)	—
Deferred Income Tax Provision Benefit	—	—	10	(23)	—	(13)
Other Adjustments	50	35	472	1,427	—	1,984
Net Cash Provided (Used) by Operating Activities	(11)	(514)	515	1,231	—	1,221
Cash Flows from Investing Activities:						
Acquisitions of Businesses, Net of Cash Acquired	(30)	—	—	(135)	—	(165)
Capital Expenditures for Property, Plant and Equipment	—	—	—	(2,177)	—	(2,177)
Acquisition of Intellectual Property	—	—	—	(17)	—	(17)
Purchase of Equity Investment in Unconsolidated Affiliates	—	—	—	(8)	—	(8)
Proceeds from Sale of Assets and Businesses, Net	—	—	—	61	—	61
Capital Contribution to Subsidiary	(30)	(85)	(118)	118	115	—
Other Investing Activities	—	—	—	—	—	—
Net Cash Provided (Used) by Investing Activities	(60)	(85)	(118)	(2,158)	115	(2,306)
Cash Flows from Financing Activities:						
Borrowings (Repayments) Short-term Debt, Net	—	(108)	—	95	—	(13)
Borrowings (Repayments) Long-term Debt, Net	—	1,295	(296)	4	—	1,003
Borrowings (Repayments) Between Subsidiaries, Net	71	(588)	(101)	618	—	—
Proceeds from Capital Contributions	—	—	—	115	(115)	—
Other, Net	—	—	—	22	—	22
Net Cash Provided (Used) by Financing Activities	71	599	(397)	854	(115)	1,012
Effect of Exchange Rate Changes On Cash and Cash Equivalents	—	—	—	2	—	2
Net Increase in Cash and Cash Equivalents	—	—	—	(71)	—	(71)
Cash and Cash Equivalents at Beginning of Year	—	—	—	371	—	371
Cash and Cash Equivalents at End of Year	$ —	$ —	$ —	$ 300	$ —	$ 300

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2011

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:						
Net Income (Loss)	$ 189	$ (92)	$ 596	$ 894	$ (1,382)	$ 205
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:						
Charges from Parent or Subsidiary	61	(16)	177	(222)	—	—
Equity in (Earnings) Loss of Affiliates	(299)	(281)	(802)	—	1,382	—
Deferred Income Tax Provision (Benefit)	—	—	(65)	186	—	121
Other Adjustments	3	(73)	(31)	627	—	526
Net Cash Provided (Used) by Operating Activities	(46)	(462)	(125)	1,485	—	852
Cash Flows from Investing Activities:						
Acquisitions of Businesses, Net of Cash Acquired	(4)	—	—	(140)	—	(144)
Capital Expenditures for Property, Plant and Equipment	—	—	—	(1,524)	—	(1,524)
Acquisition of Intellectual Property	—	—	—	(8)	—	(8)
Purchase of Equity Investment in Unconsolidated Affiliates	—	—	—	(14)	—	(14)
Proceeds from Sale of Assets and Businesses, Net	—	—	—	31	—	31
Capital Contribution to Subsidiary	(4)	(25)	4	—	25	—
Other Investing Activities	—	—	—	(15)	—	(15)
Net Cash Provided (Used) by Investing Activities	(8)	(25)	4	(1,670)	25	(1,674)
Cash Flows from Financing Activities:						
Borrowings (Repayments) Short-term Debt, Net	—	996	—	(4)	—	992
Borrowings (Repayments) Long-term Debt, Net	—	—	(18)	(176)	—	(194)
Borrowings (Repayments) Between Subsidiaries, Net	54	(623)	127	442	—	—
Proceeds from Capital Contributions	—	—	—	25	(25)	—
Other, Net	—	—	—	(21)	—	(21)
Net Cash Provided (Used) by Financing Activities	54	373	109	266	(25)	777
Effect of Exchange Rate Changes On Cash and Cash Equivalents	—	—	—	—	—	—
Net Increase in Cash and Cash Equivalents	—	(114)	(12)	81	—	(45)
Cash and Cash Equivalents at Beginning of Year	—	114	12	290	—	416
Cash and Cash Equivalents at End of Year	$ —	$ —	$ —	$ 371	$ —	$ 371

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2010

(In millions)	Weatherford Switzerland	Weatherford Bermuda	Weatherford Delaware	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:						
Net Income (Loss)	$ (217)	$ (97)	$ 529	$ 488	$ (902)	$ (199)
Adjustments to Reconcile Net Income(Loss) to Net Cash Provided (Used) by Operating Activities:						
Charges from Parent or Subsidiary	28	1	188	(217)	—	—
Equity in (Earnings) Loss of Affiliates	145	(294)	(753)	—	902	—
Deferred Income Tax Benefit	—	—	(119)	201	—	82
Other Adjustments	15	145	(155)	1,267	—	1,272
Net Cash Provided (Used) by Operating Activities	(29)	(245)	(310)	1,739	—	1,155
Cash Flows from Investing Activities:						
Acquisitions of Businesses, Net of Cash Acquired	(92)	—	—	(52)	—	(144)
Capital Expenditures for Property, Plant and Equipment	—	—	—	(977)	—	(977)
Acquisition of Intellectual Property	—	—	—	(24)	—	(24)
Purchase of Equity Investment in Unconsolidated Affiliates	—	—	—	(2)	—	(2)
Proceeds from Sale of Assets and Businesses, Net	—	—	—	197	—	197
Capital Contribution to Subsidiary	—	(13)	—	—	13	—
Other Investing Activities	—	42	—	—	—	42
Net Cash Provided (Used) by Investing Activities	(92)	29	—	(858)	13	(908)
Cash Flows from Financing Activities:						
Borrowings (Repayments) Short-term Debt, Net	—	(344)	—	(490)	—	(834)
Borrowings (Repayments) Long-term Debt, Net	—	1,190	(340)	9	—	859
Borrowings (Repayments) Between Subsidiaries, Net	121	(497)	706	(330)	—	—
Proceeds from Capital Contributions	—	—	—	13	(13)	—
Other, Net	—	(19)	(44)	(27)	—	(90)
Net Cash Provided (Used) by Financing Activities	121	330	322	(825)	(13)	(65)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	—	(19)	—	(19)
Net Increase in Cash and Cash Equivalents	—	114	12	37	—	163
Cash and Cash Equivalents at Beginning of Year	—	—	—	253	—	253
Cash and Cash Equivalents at End of Year	$ —	$ 114	$ 12	$ 290	$ —	$ 416

NOTE 24 Quarterly Financial Data (Unaudited)

(In millions, except per share amounts)	2012 Quarters First	Second	Third	Fourth	Total
Revenues	$ 3,591	$ 3,747	$ 3,819	$ 4,058	$ 15,215
Gross Profit	891	776	852	841	3,360
Net Income (Loss) Attributable to Weatherford	123	(849)	70	(122)	(778)
Basic Earnings (Loss) Per Share	0.16	(1.11)	0.09	(0.16)	(1.02)
Diluted Earnings (Loss) Per Share	0.16	(1.11)	0.09	(0.16)	(1.02)

(In millions, except per share amounts)	2011 Quarters First	Second	Third	Fourth	Total
Revenues	$ 2,856	$ 3,052	$ 3,370	$ 3,710	$ 12,988
Gross Profit	723	783	890	914	3,310
Net Income (Loss) Attributable to Weatherford	30	51	121	(13)	189
Basic Earnings (Loss) Per Share	0.04	0.07	0.16	(0.02)	0.25
Diluted Earnings (Loss) Per Share	0.04	0.07	0.16	(0.02)	0.25

Included in the results for the quarter ended June 30, 2012 are goodwill and equity method impairment losses of $589 million and $204 million, respectively, a charge for excess and obsolete inventory of $64 million, and a $28 million gain on the sale of our subsea controls business.

Included in the results for the quarter ended September 30, 2012 is a charge of $30 million to adjust the carrying value of our guar inventory, a component of certain drilling fluids, to the lower of cost or market.

Included in the results for the quarter ended December 31, 2012 is $63 million in revenue recognized upon the revision of project estimates on our projects in Mexico. Also included in the results for the quarter ended December 31, 2012 are adjustments to correct errors in years prior to 2012 that reduce Gross Profit by $27 million and increase Net Loss Attributable to Weatherford for the quarter by $31 million. The impact of these errors, the most significant of which related to the elimination of intercompany profit in inventory, is not material to any individual prior interim or annual period.

ITEM 9 Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A Controls and Procedures

Income Tax Material Weakness

As disclosed in our Annual Report on Form 10-K/A and Form 10-K for the years ended December 31, 2011 and 2010, respectively, we previously identified a material weakness in our internal controls over the accounting for income taxes relating to current taxes payable, deferred tax assets and liabilities, reserves for uncertain tax positions and current and deferred tax expense. This material weakness resulted in the restatement of our consolidated financial statements included in our Annual Reports on Form 10-K for both 2011 and 2010. As further disclosed, we took steps during 2011 to remediate this material weakness, including:

- Engaged third-party tax advisors and consultants to assist with enhancing internal controls over financial reporting for income taxes and developing and implementing a remediation plan;
- Revised the process for the quarterly and annual tax provisions including additional resources focused on the review and oversight of the tax accounts, reserves for unrecognized tax benefits and preparation of the income tax provision;
- Began recruitment of various positions within the tax and financial reporting departments and completed the hiring of several newly created positions;
- Completed the review and validation of the current and deferred tax balance sheet accounts at significant locations; and
- Provided income tax accounting training to tax and financial personnel within each region.

Although we had designed and implemented certain new internal controls in an effort to remediate the material weakness, we continued to conclude that the material weakness was not remediated as of December 31, 2011 because our processes, procedures, controls and oversight over the income tax process were not effective to ensure that amounts related to current taxes payable, deferred tax assets and liabilities, reserves for uncertain tax positions the current and deferred income tax expense and related footnote disclosures were accurate.

In connection with the preparation of our 2012 first and second quarter financial statements and our on-going income tax remediation activities, we identified additional income tax errors related to prior years. Due to the continued accumulation of these errors, the Audit Committee of our Board of Directors concluded, on July 24, 2012, that investors should no longer rely upon our previously issued financial statements. Management determined that we would delay filing restated financial statements until significant procedures and reviews of our accounting for income taxes were performed. During the third and fourth quarters of 2012, we performed additional procedures to restate our previously issued consolidated financial statements and ensure they have been prepared in accordance with generally accepted accounting principles. These procedures included the validation of all our income tax accounts and focused on reconciliations of our current taxes payable and deferred tax balances with the tax bases of assets and liabilities in all jurisdictions, expanded review of uncertain tax positions in all jurisdictions with an additional focus on transfer pricing activities and a further review of our accounting for withholding taxes. To ensure the appropriateness and completeness of our accounting for uncertain tax positions, we performed (1) a validation of all previously identified uncertain tax positions and related measurement amounts and (2) a completeness assessment from several processes, including surveys completed by in-country and regional tax and accounting personnel, review of the status and pending issues in open tax audits, and consideration of findings from all other validation and completeness procedures performed in connection with the restatement. As a result of these additional procedures, we identified additional errors across multiple jurisdictions that resulted in further restatement in amended reports filed with the SEC on December 17, 2012, of our previously reported financial statements for the years ended December 31, 2011, 2010 and 2009 and our condensed consolidated financial statements for the first quarter of 2012 and each quarter within 2011 and 2010.

Throughout 2012, we continued to strengthen our tax department personnel and internal control structure, including the hiring of a new Vice President, Tax in July 2012, and the addition of more than 25 highly qualified tax professionals in both our corporate and regional structures. Our efforts to remediate the material weakness included enhanced reviews and validation of potential uncertain tax positions reported by internal personnel, additional training and communication of potential tax exposures, enhanced procedures related to tax returns filed during 2012 to identify differences in amounts accrued, enhancements to the quarterly tax provision process and implementation of technology solutions to eliminate manual processes. We believe that significant improvements to the processes and controls have been achieved during 2012, but these processes are not yet sufficiently mature to remediate the material weakness at the end of 2012. For example, although the Company has hired more than 25 qualified tax professionals in both our corporate and regional structures since July 1 and we believe the quality of the staff has significantly improved, the tax department was undergoing significant transition throughout 2012 and into the year-end close process. There has not been sufficient time for new employees, who make up a significant portion of our tax resources, to develop an in-depth context and a mature understanding of our complex structure and seasoning with new controls and processes. Also, in certain cases, the Company continues to use third-party tax advisors and consultants in roles that will eventually be filled by company employees. In an effort to remediate the material weakness, the Company plans to continue the implementation of its remediation plan by undertaking the following during 2013:

- On-going evaluation and continued enhancement of tax department personnel and organizational structure including the continued use of third-party tax advisors and consultants to both assist with enhancing internal controls over financial reporting and to augment our existing tax staff until new appropriately qualified employees are hired and trained;
- Timely preparation of tax basis balance sheets and reconciliations of the tax accounts to enable more timely detection of potential errors;
- On-going analysis of uncertain tax positions in all jurisdictions, leveraging the extensive work performed by the Company in connection with the December 17, 2012 restatement into a routine process for identifying and assessing uncertain tax positions on a timely basis;
- Continued evaluation of the information technology infrastructure supporting our income tax process and implementation of additional technology solutions to further eliminate manual processes and provide long-term sustainability of the process improvements; and
- Continued delivery of income tax accounting training for tax and financial accounting personnel.

Material Weakness Related to Percentage of Completion Contract in Iraq

During 2012, we also identified a material weakness in our internal controls related to a long-term construction contract in Iraq accounted for under the percentage-of-completion method. We concluded that the Company's processes, procedures and internal controls were not effective to ensure that amounts related to the revenue and costs associated with this contract were accounted for in accordance with generally accepted accounting principles. Specifically, we determined that there was: (i) a lack of internal controls over the accounting for claims; and (ii) a failure of internal controls over monitoring the contract scope of work and approval of all estimates related to project change orders. As a result of these control deficiencies, during the first and second quarters of 2012, we included in our revenue estimates claims and unapproved change orders for the recovery of cost overruns that did not meet the recognition criteria for including claims in revenue estimates. In addition, we failed to include in our revenue estimates liquidated damages that we are contractually obligated to pay as a result of delays in the expected completion of the project. With the removal of these amounts from estimated revenue, the estimated costs to be incurred under the contract exceed estimated revenue to be earned under contract, and therefore the anticipated loss on the contract should have been recorded in full at each balance sheet date. The aforementioned items had an impact on our Operating Income of $24 million and $55 million in the first and second quarters of 2012, respectively. We restated our first quarter financial statements and adjusted our second quarter financial statements to correct for these errors.

The company has implemented the following additional controls and procedures over percentage-of-completion accounting during the fourth quarter of 2012 to remediate the material weakness:

- Documentary evidence and multiple reviews required for change orders;
- Third-party legal opinions required to support the inclusion of claims in revenue estimates;
- Contract summary and technical accounting review of contracts; and
- Training on an annual basis for all locations using percentage-of-completion accounting.

Based on these efforts and the results of management's testing of the additional controls and procedures over percentage-of-completion accounting, we believe the previously reported material weakness was remediated as of December 31, 2012.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). The Company's internal controls are designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control— An Integrated Framework* (September 1992). In connection with this assessment, management identified a material weakness in the Company's internal controls over the accounting for income taxes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The Company's processes, procedures, controls and oversight over the income tax process were not effective to ensure that amounts related to current taxes payable, deferred tax assets and liabilities, reserves for uncertain tax positions, current and deferred income tax expense and related footnote disclosures were accurate. Specifically, our processes and procedures did not provide for adequate and timely identification and review of various income tax calculations, reconciliations and related supporting documentation required to properly account for income taxes in accordance with U.S. GAAP. Due to the presence of this material weakness, management concluded that, as of December 31, 2012, our internal control over financial reporting was not effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, as stated in their report which appears below.

Evaluation of disclosure controls and procedures

At the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation and considering the material weakness in our internal control over financial reporting, as discussed in "Management's Report on Internal Control over Financial Reporting", our CEO and CFO have concluded our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

Changes in internal controls

Our management, including the CEO and CFO, identified no change in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting other than the changes resulting from the remediation activities described above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Weatherford International Ltd., and Subsidiaries

We have audited the internal control over financial reporting of Weatherford International Ltd. and Subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management of the Company is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management identified a material weakness in the Company's internal controls over the accounting for income taxes. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of these financial statements and this report does not affect our report dated March 4, 2013,which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

/s/ Ernst & Young LLP
Houston, Texas
March 4, 2013

ITEM 9B Other Information

None.

PART III

ITEM 10 Directors, Executive Officers and Corporate Governance

Pursuant to General Instructions G(3), information on directors and executive officers of the Registrant and corporate governance matters is incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on June 20, 2013.

The Company has adopted a code of ethics entitled "Code of Business Conduct," which applies to all our employees, officers and directors and our board of directors has also adopted a separate "Supplemental Code of Business Conduct" for our senior officers. Copies of these codes can also be found at *www.weatherford.com*.

We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Business Conduct and any waiver from any provision of our Code of Business Conduct by posting such information on our website at *www.weatherford.com*.

ITEM 11 Executive Compensation

Pursuant to General Instructions G(3), information on executive compensation is incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on June 20, 2013.

ITEM 12(A) Security Ownership of Certain Beneficial Owners

Pursuant to General Instructions G(3), information on security ownership of certain beneficial owners is incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on June 20, 2013.

ITEM 12(B) Security Ownership of Management

Pursuant to General Instructions G(3), information on security ownership of management is incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on June 20, 2013.

ITEM 12(D) Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2012, about the number of shares to be issued upon vesting or exercise of equity awards as well as the number of shares remaining available for issuance under our equity compensation plans.

(In thousands, except share prices)	Shares to be Issued Upon Exercise	Weighted Average Exercise Price	Shares Available for Future Issuance[(a)]
Plan Category:			
Equity compensation plans approved by shareholders[(b)]	6,509	$ 19.05	4,931
Equity compensation plans not approved by shareholders[(c)]	9,505	7.98	–
TOTAL	**16,014**	**$ 12.48**	**4,931**

(a) *Excluding shares reflected in the first column of this table.*

(b) *Includes our Omnibus Plan, which was approved by our shareholders in May 2006, and our 2010 Omnibus Plan, which was approved by our shareholders in June 2010.*

(c) *Includes the following compensation plans that were not approved by our shareholders: our 1998 Employee Stock Option Plan; our Non-Employee Director Deferred Compensation Plan; our Foreign Executive Deferred Compensation Stock Ownership Plan; and our 2003 Restricted Share Plan. No awards have been issued under these plans since May 2006 when our Omnibus Plan was approved.*

ITEM 13 Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instruction G(3), information on certain relationships and related transactions and director independence is incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on June 20, 2013.

ITEM 14 Principal Accounting Fees and Services

Pursuant to General Instruction G(3), information on principal accounting fees and services is incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on June 20, 2013.

PART IV

ITEM 15 Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report or incorporated by reference:

1. **The consolidated financial statements of the Company listed on page 31 of this report.**
2. **The financial statement schedule on page 71 of this report.**
3. **The exhibits of the Company listed below under Item 15(b).**

Exhibits (b):

Exhibit Number	Description
3.1	Organizational Regulations of Weatherford International Ltd. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
3.2	Articles of Association of Weatherford International Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 12, 2012).
4.1	Indenture, dated October 1, 2003, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 2, 2003).
4.2	Officers' Certificate dated as of February 17, 2006, establishing the series of 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed February 17, 2006).
4.3	Officer's Certificate, dated August 7, 2006, establishing the series of 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.4	Indenture, dated June 18, 2007, among Weatherford International, Inc., Weatherford International Ltd., and Deutsche Bank Trust Company Americas, (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007).
4.5	First Supplemental Indenture, dated June 18, 2007, among Weatherford International, Inc.,, Weatherford International Ltd., and Deutsche Bank Trust Company Americas (including forms of notes) (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007).
4.6	First Supplemental Indenture, dated March 25, 2008 among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.7	Second Supplemental Indenture, dated as of January 8, 2009, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.8	Form of global note for 5.15% Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.9	Form of global note for 4.95% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 7, 2003).
4.10	Form of global note for 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed February 17, 2006).
4.11	Form of global note for 6.00% Senior Notes due 2018 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.12	Form of global note for 9.625% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.13	Form of $500,000 global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.14	Form of $100,000 global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).

Exhibit Number	Description
4.15	Form of global note for 6.80% Senior Notes due 2037 (incorporated by reference to Exhibit 4.17 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-146695) filed November 8, 2007).
4.16	Form of global note for 7.00% Senior Notes due 2038 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.17	Form of global note for 9.875% Senior Notes due 2039 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.18	Third Supplemental Indenture, dated as of February 26, 2009, among Weatherford International Ltd., Weatherford International, Inc., Weatherford International Ltd., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
4.19	Second Supplemental Indenture, dated as of February 26, 2009, among Weatherford International, Inc., Weatherford International Ltd., Weatherford International Ltd., and Deutsche Bank Trust Company America (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
4.20	Fourth Supplemental Indenture, dated September 23, 2010, among Weatherford International Ltd., Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-34258) filed November 2, 2010).
4.21	Form of global note for 5.125% Senior Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 22, 2010).
4.22	Form of global note for 6.750% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 22, 2010).
4.23	Form of guarantee notation (incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K (File No. 1034258) filed September 22, 2010).
4.24	Form of Fifth Supplemental Indenture, dated April 4, 2012, among Weatherford International Ltd., Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File 1-34258) filed April 4, 2012).
4.25	Form of global note for 4.50% Senior Notes due 2022 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File 1-34258) filed April 4, 2012).
4.26	Form of global note for 5.95% Senior Notes due 2042 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File 1-34258) filed April 4, 2012).
4.27	Form of guarantee notation (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File 1-34258) filed April 4, 2012).
4.28	Sixth Supplemental Indenture, dated as of August 14, 2012, among Weatherford International Ltd., Weatherford International, Inc., Weatherford International Ltd., and Deutsche Bank Trust Company Americas, to the indenture dated as of October 1, 200. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File 1-34258) filed August 14, 2012).
4.29	Third Supplemental Indenture, dated as of August 14, 2012, among Weatherford International, Inc., Weatherford International Ltd., Weatherford International Ltd., and Deutsche Bank Trust Company Americas to the indenture dated as of June 18, 200. (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File 1-34258) filed August 14, 2012).
4.30	Registration Rights Agreement among Weatherford International Ltd. and certain shareholders dated May 17, 2012 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File 1-34258) filed May 17, 2012).
*10.1	Weatherford International Ltd. Restricted Share Plan, including form of agreement for officers and non-officers (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 on Form 10-Q/A (File No. 1-31339) filed September 15, 2004).
*10.2	Trust under Weatherford International Ltd. Nonqualified Executive Retirement Plan dated March 23, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-31339) filed May 6, 2004).
*10.3	Amended and Restated Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 1-13086) filed August 12, 1995).
*10.4	General Amendment of Employee Stock Option Programs of Weatherford International, Inc. dated May 9, 2003 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003).
*10.5	General Amendment of Director's Stock Option Plans and Agreements dated May 9, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003).
*10.6	Weatherford International, Inc. 1998 Employee Stock Option Plan, as amended, including form of agreement for officers (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-13086) filed March 24, 2004).
*10.7	Amendment to Stock Option Programs (incorporated by reference to Exhibit 4.19 to the Registrant's Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 19, 2000).
*10.8	Indemnification Agreement, dated as of September 29, 2005, between Weatherford International Ltd. and Andrew P. Becnel (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 5, 2005).
*10.9	Indemnification Agreements with Robert K. Moses, Jr. (incorporated by reference to Exhibit 10.10 to Weatherford Enterra, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1987 (File No. 1-7867)); and William E. Macaulay (incorporated by reference to Exhibit 10.2 to Weatherford Enterra, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-7867)).

Exhibit Number	Description
*10.10	Indemnification Agreements with each of Bernard J. Duroc-Danner, Burt M. Martin, David J. Butters, Robert A. Rayne, Robert K. Moses, Jr., and William E. Macaulay (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13086) filed November 13, 2002).
*10.11	Form of Stock Option Agreement for Non-Employee Directors dated September 8, 1998 (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-13086) filed March 31, 1999).
*10.12	Form of Amendment to Stock Option Agreements dated September 8, 1998 for Non-Employee Directors (incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 9, 2000).
*10.13	Form of Stock Option Agreement for Non-employee Directors dated July 5, 2000 (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form S-8 (Reg. No. 333-48322) filed October 20, 2000).
*10.14	Form of Stock Option Agreement for Non-employee Directors dated September 26, 2001 (incorporated by reference to Exhibit 4.19 to the Registration Statement on Form S-8 (Reg. No. 333-81678) filed January 30, 2002).
*10.15	Assumption and General Amendment of Directors' Stock Option and Benefit Programs and General Amendment of Employee Stock Option and Benefit Programs of Weatherford International, Inc. dated June 26, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13086) filed August 14, 2002).
*10.16	Form of Restricted Share Unit Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.17	Form of Stock Option Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.18	Form of Restricted Share Award Agreement for Non-employee Directors pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.12	Weatherford International, Inc. Executive Deferred Compensation Stock Ownership Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.13	Weatherford International, Inc. Foreign Executive Deferred Compensation Stock Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.14	Weatherford International Ltd. Non-Employee Director Deferred Compensation, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.15	Weatherford International Ltd. Non-Employee Director Retirement Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.16	Weatherford Management Incentive Plan, including Form of Award Letter, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.42	Form of Restricted Share Unit Award Agreement for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
10.43	Forms of Annex to Performance Unit Award Agreements for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2012).
10.44	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2012).
10.45	Form of addendum for use with certain equity grants under the Weatherford International Ltd. 2010 Omnibus Incentive Plan. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2012).
10.47	Inducement Agreement with James Parent, dated July 1, 2012 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 2, 2012)
*10.48	Form of Restricted Share Unit Award Agreement (U.K. version) for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
*10.49	Form of Restricted Share Award Agreement for use under the Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
*10.50	Weatherford International Ltd. Non-Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
10.51	Amendment No. 1, dated July 13, 2011, to Credit Agreement with Weatherford Bermuda, Weatherford Delaware, Weatherford Liquidity Management Hungary Limited Liability Company, A Hungarian limited liability company and subsidiary of Weatherford Bermuda, Weatherford Capital Management Services Limited Liability Company, a Hungarian limited liability company and subsidiary of Weatherford Bermuda, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 13, 2011.
10.52	Amendment No. 2 and Limited Waiver, dated August 6, 2011, to Credit Agreement with Weatherford International Ltd., Weatherford International Ltd., Weatherford International, Inc. Weatherford Liquidity Management Hungary Limited Liability Company, Weatherford Capital Management Services Limited Liability Company, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed August 6, 2012.

Exhibit Number	Description
10.53	Form of Executive Employment Agreement for executive officers (incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed April 13, 2010).
†21.1	Subsidiaries of Weatherford International Ltd.
†23.1	Consent of Ernst & Young LLP.
†31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**†32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**†32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
***101	The following materials from Weatherford International Ltd.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Operations, (3) the Consolidated Statements of Cash Flows, (4) the Consolidated Statements of Comprehensive Income (Loss) (5) the Consolidated Statements of Shareholders' Equity and (6) the related notes to the Consolidated Financial Statements.

* *Management contract or compensatory plan or arrangement.*

** *Furnished with this Form 10-K*

*** *Submitted pursuant to Rule 405 and 406T of Regulation S-T.*

† *Filed herewith.*

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We will furnish a copy of any of such instruments to the Securities and Exchange Commission upon request.

We will furnish to any requesting shareholder a copy of any of the above named exhibits upon the payment of our reasonable expenses of obtaining, duplicating and mailing the requested exhibits. All requests for copies of exhibits should be made in writing to our U.S. Investor Relations Department at 2000 St James Place, Houston, TX 77056.

(c) Financial Statement Schedules

1. Valuation and qualifying accounts and allowances.

Schedule II Weatherford International Ltd. and Subsidiaries –Valuation and Qualifying Accounts and Allowances For the Three Years Ended December 31, 2012

(In millions)	Balance at Beginning of Period	Expense	(Recovery) and Additions	Other Reductions	Balance at End of Period
Year Ended December 31, 2012:					
Allowance for uncollectible accounts receivable	$ 91	$ 22	$ (8)	$ (21)	$ 84
Valuation allowance on deferred tax assets	201	108	8	—	317
Year Ended December 31, 2011:					
Allowance for uncollectible accounts receivable	59	52	(1)	(19)	91
Valuation allowance on deferred tax assets	173	42	—	(14)	201
Year Ended December 31, 2010:					
Allowance for uncollectible accounts receivable	20	57	—	(18)	59
Valuation allowance on deferred tax assets	117	62	—	(6)	173

All other schedules are omitted because they are not required or because the information is included in the financial statements or the related notes.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2013.

WEATHERFORD INTERNATIONAL LTD.

/s/Bernard J Duroc-Danner

Bernard J. Duroc-Danner

President, Chief Executive Officer, Chairman of the Board and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/S/BERNARD J. DUROC-DANNER Bernard J. Duroc-Danner	*President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)*	March 4, 2013
/S/JOHN H. BRISCOE John H. Briscoe	*Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)*	March 4, 2013
/S/SAMUEL BODMAN Samuel Bodman	*Director*	March 4, 2013
/S/NICHOLAS F. BRADY Nicholas F. Brady	*Director*	March 4, 2013
/S/DAVID J. BUTTERS David J. Butters	*Director*	March 4, 2013
/S/EMYR JONES PARRY Emyr Jones Parry	*Director*	March 4, 2013
/S/WILLIAM E. MACAULAY William E. Macaulay	*Director*	March 4, 2013
/S/ROBERT K. MOSES, JR. Robert K. Moses, Jr.	*Director*	March 4, 2013
/S/GUILLERMO ORTIZ Guillermo Ortiz	*Director*	March 4, 2013
/S/ROBERT A. RAYNE Robert A. Rayne	*Director*	March 4, 2013

To the Annual General Meeting of
Weatherford International Ltd., Zug
Zurich, March 4, 2013

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of Weatherford International Ltd., which comprise the balance sheet, statement of income and notes (pages 74 to 84), for the year ended December 31, 2012.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free of material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended December 31, 2012 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Robin Errico
Robin Errico
Licensed audit expert
(Auditor in charge)

/s/ Jolanda Dolente
Jolanda Dolente
Licensed audit expert

Statutory Financial Statements

Weatherford International Ltd., Zug

For the fiscal year ended December 31, 2012

Balance Sheet

(In CHF thousands)	December 31, 2012	2011
ASSETS		
Current Assets:		
Cash and Cash Equivalents	318	290
Other Current Assets	3,925	2,490
Total Current Assets	4,243	2,780
Leasehold Improvements and Other	7,815	8,358
Intangible Assets	2,278	2,796
Due From Affiliates	66,004	14,724
Investment in Affiliates	9,612,348	8,697,546
Other Assets	5,854	7,484
TOTAL ASSETS	**9,698,542**	**8,733,688**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	1,072	1,088
Due to Affiliates	39,590	—
Accrued Expenses	6,080	6,975
Total Current Liabilities	46,742	8,063
Due to Affiliates	332,027	272,858
Deferred Foreign Currency Gains	23,199	15,039
Total Long-Term Liabilities	355,226	287,897
Shareholders' Equity:		
Share Capital	973,941	887,137
Legal Reserves:		
General Legal Reserves from Capital Contribution	7,259,472	7,205,125
Reserve for Treasury Shares from Capital Contribution	76,894	63,910
Reserve for Treasury Shares	769,126	—
Free Reserves from Capital Contribution	475,000	475,000
Retained Earnings	(257,859)	(193,444)
Total Shareholders' Equity	9,296,574	8,437,728
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,698,542**	**8,733,688**

The accompanying notes are an integral part of these consolidated financial statements.

Statement of Income

(In CHF thousands)	Year Ended December 31, 2012	2011
Income	—	—
Cost and Expenses:		
General and Administrative Expenses	39,173	32,122
Management Fee	27,000	54,277
Foreign Exchange (Gain)/Loss	(3,531)	4,982
	62,642	91,381
Loss Before Income Taxes	(62,642)	(91,381)
Income Tax	1,773	—
Net Loss	(64,415)	(91,381)

1. General

Weatherford International Ltd. ("Weatherford," the "Company," "we," "us," and "our") is the ultimate parent company of the Weatherford group of affiliates ("Weatherford Group"). The statutory financial statements of the Company have been prepared in accordance with the requirements of the Swiss law for companies, the Code of Obligations ("CO"). The Company has listed its equities on the SIX Swiss Exchange ("SIX"), the New York Stock Exchange ("NYSE") and on the NYSE Euronext Paris Exchange ("Euronext") and is registered with the commercial register in the canton of Zug, Switzerland.

2. Summary of Significant Accounting Policies

Exchange Rate Difference

The Company keeps its accounting records in U.S. Dollars (USD) and translates them into Swiss Francs (CHF) for statutory reporting purposes. Assets and liabilities denominated in foreign currencies are translated into CHF using the year-end rates of exchange, except investments in affiliates and the Company's equity (other than current-year transactions), which are translated at historical rates. Income statement transactions are translated into CHF at the average monthly rate. Exchange differences arising from business transactions are recorded in the income statement, except for net unrealized gains, which are deferred in accordance to Swiss law.

Financial Assets

Investments in affiliates are valued at acquisition cost less adjustments for impairment of value.

The accompanying notes are an integral part of these consolidated financial statements.

3. Investment in Affiliates

The Company's principal investments in affiliates include:

Name of Legal Entity	Domicile	Equity Interest
Weatherford International de Argentina SA.	Argentina	100%
Weatherford Australia Pty. Ltd.	Australia	100%
PD International Leasing Inc.	Barbados	100%
Key International Drilling Company Limited	Bermuda	100%
Weatherford Bermuda Holdings Ltd.	Bermuda	100%
Weatherford International Limited	Bermuda	100%
Weatherford Services, Ltd.	Bermuda	100%
Weatherford Industria e Comerico Ltda.	Brazil	100%
Helix Equipment Leasing Limited.	British Virgin Islands	100%
Weatherford Colombia Ltd.	British Virgin Islands	100%
Weatherford Drilling International (BVI) Ltd	British Virgin Islands	100%
Weatherford Drilling International Holdings (BVI) Ltd.(1)	British Virgin Islands	100%
Weatherford Holdings (BVI) Ltd.	British Virgin Islands	100%
Weatherford Oil Tool Middle East Limited	British Virgin Islands	100%
Weatherford Services and Rental, Ltd.	British Virgin Islands	100%
Weatherford Canada Partnership	Canada	100%
Weatherford (China) Energy Services Co., Ltd.	China	100%
Weatherford Global Products Limited	Cyprus	100%
Weatherford Oil Tool GmbH	Germany	100%
Weatherford European Holdings (Luxembourg) S.a.r.l	Luxembourg	100%
Weatherford Luxembourg S.a.r.l.	Luxembourg	100%
PD Oilfield Services Mexicana, S. de R.L. de C.V.	Mexico	100%
Weatherford de Mexico, S. de R.L. de C.V.	Mexico	100%
Weatherford Norge A/S.	Norway	100%
Weatherford Services, S.A.	Panama	100%
Weatherford International Eastern Europe SRL.	Romania	100%
Chernogornefteservice, LLC(1)	Russia	100%
Nizhnevartovskburneft, CJSC(1)	Russia	100%
NPRS-1, LLC(1)	Russia	100%
Orenburgburneft, CJSC(1)	Russia	100%
STU, LLC(1)	Russia	100%
UKRS, LLC(1)	Russia	100%
Weatherford LLC	Russia	100%
Precision Energy Services Saudi Arabia Ltd.	Saudi Arabia	100%
Weatherford Asia Pacific Pte. Ltd	Singapore	100%
Weatherford Holdings (Singapore) Pte. Ltd.	Singapore	100%
Weatherford Switzerland Trading and Development GmbH(1)	Switzerland	100%
Weatherford Worldwide Holdings GmbH(1)	Switzerland	100%
Petrowell Limited(1)	U.K.	100%
Weatherford Holdings U.K. Ltd.	U.K.	100%
Weatherford U.K. Limited	U.K.	100%
Integrity Delaware Holdco, Inc.	U.S.	100%
Precision Energy Services, Inc.	U.S.	100%
Precision Oilfield Services, LLP	U.S.	100%
Weatherford Artificial Lift Systems, Inc.	U.S.	100%
Weatherford International, Inc.	U.S.	100%
Weatherford U.S. Holdings, L.L.C.	U.S.	100%
WEUS Holding, Inc.	U.S.	100%
EVI de Venezuela, S.A..	Venezuela	100%
Precision Drilling de Venezuela, C.A.	Venezuela	100%
Weatherford Latin America, S.A.	Venezuela	100%

(1) Directly owned by Weatherford International Ltd.

The accompanying notes are an integral part of these consolidated financial statements.

4. Intangible Assets

The Company entered into an agreement with a service provider during 2009 to provide certain administrative support. In connection with this agreement, the Company was granted a license to certain intellectual property of the service provider. The Company paid CHF 8 million to the service provider for this license. During the first quarter of 2011, a portion of this contract was terminated resulting in a CHF 3 million write-down of intangibles. The remaining prepaid license will continue to be amortized over the life of the contract, which is eight years. As of December 31, 2012 and 2011, the net book value of the intangibles recognized by the Company was CHF 2.3 million and CHF 2.8 million, respectively.

5. Shareholders' Equity

(In CHF thousands, except share data)	Shares	Share Amount	General Legal Reserves from Capital Contribution	Reserve for Treasury Shares from Capital Contribution[3]	Reserve for Treasury Shares	Free Reserve from Capital Contribution	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2010	758,446,637	879,798	7,124,852	47,099	-	475,000	(102,063)	8,424,686
Net Income	-	-	-	-	-	-	(91,381)	(91,381)
Shares Issued for business acquisitions[1]	4,653,679	5,398	60,882	-	-	-	-	66,280
Warrants exercised	1,672,906	1,941	36,202	-	-	-	-	38,143
Treasury Share Purchases	-	-	(16,811)	16,811	-	-	-	-
Balance at December 31, 2011	764,773,222	887,137	7,205,125	63,910	-	475,000	(193,444)	8,437,728
Net Income	-	-	-	-	-	-	(64,415)	(64,415)
Treasury Shares issued[2]	70,028,143	81,233	-	-	769,126	-	-	850,359
Warrants exercised	4,803,164	5,571	67,331	-	-	-	-	72,902
Treasury Share Purchases	-	-	(12,984)	12,984	-	-	-	-
BALANCE AT DECEMBER 31, 2012	**839,604,529**	**973,941**	**7,259,472**	**76,894**	**769,126**	**475,000**	**(257,859)**	**9,296,574**

(1) *See Note 6 and Note 13 regarding shares issued for acquisitions in 2011 and 2012.*

(2) *See Note 6 and Note 14 regarding issuance of treasury share and related party transactions.*

(3) *The reserve for treasury shares represents the cost of treasury shares held indirectly by Weatherford Bermuda Holdings Limited ("WBHL") on behalf of the company. During 2012, we purchased 880 thousand treasury shares in connection with share-based compensation valued at CHF 13 million. During 2011, we purchased 885 thousand treasury shares in connection with share-based compensation valued at CHF 17 million. See Note 6 – Treasury Shares.*

Authorized share capital

We acquire businesses we feel are important to our long-term growth strategy. These acquisitions are included on our balance sheet as Investment in Affiliates. With this purpose in mind, our shareholders approved authorized share capital in the amount of CHF 439,899,049 at the annual general meeting on May 5, 2010, which authorized the issuance of a maximum of 379,223,318 fully paid-in shares with a par value of CHF 1.16 each, expiring on June 23, 2012.

During 2011, acquisitions included the issuance of approximately 4.7 million shares out of authorized share capital valued at CHF 66 million.

As of December 31, 2011, the Company held 374,569,639 authorized shares. During May 2012, the Company issued 70 million registered shares, valued at CHF 850 million. These shares were given as consideration for the contribution of a subsidiary from an indirectly held subsidiary. See Note 14 for additional details. The remaining balance expired on June 23, 2012.

Conditional share capital

At the annual general meeting on May 5, 2010, our shareholders approved conditional share capital in the amount of CHF 439,899,049, authorizing the issuance of a maximum of 379,223,318 fully paid-in shares with a par value of CHF 1.16 each.

At December 31, 2010, our wholly owned subsidiary Weatherford International Ltd, Bermuda had warrants outstanding granting rights to purchase up to 12.9 million of our shares. During March 2011, 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 1.7 million shares and a corresponding increase in share capital out of conditional share capital. On February 24, 2012, 4.3 million of these warrants were exercised through physical delivery and were issued out of conditional capital with a fair value of CHF 65 million. On February 28, 2012, the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494 thousand shares out of conditional capital. As of December 31, 2012 and 2011, the Company had 372,747,248 and 377,550,412 conditional shares outstanding, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

6. Treasury Shares

For the period from December 31, 2010 to December 31, 2012, the number of treasury shares held by our subsidiaries and their movements are as follows (in thousands):

BALANCE AS OF DECEMBER 31, 2010	**18,370**
Shares issued for acquisitions	(3,090)
Equity awards granted, vested, and exercised	(2,738)
BALANCE AS OF DECEMBER 31, 2011	**12,542**
New treasury shares issued	70,028
Shares issued for acquisitions	(3,084)
Equity awards granted, vested, and exercised	(3,356)
BALANCE AS OF DECEMBER 31, 2012	**76,130**

In May 2012, the Company issued 70 million shares out of authorized share capital, with a fair value of CHF 850 million. These shares are held as treasury shares. See Note 14 for additional details. The treasury shares issued for acquisitions during 2012 and 2011 were valued on the acquisition dates at CHF 37 million and CHF 51 million, respectively. In addition, the proceeds of the treasury share transfers in connection with exercises of options amounted to CHF 4 million and CHF 3 million for the years ended December 31, 2012 and 2011, respectively. The transfer of treasury shares under our restricted share plans was at book value.

Included in the consolidated financial statements as of December 31, 2012 and 2011 are 2.4 million shares, and 3.1 million shares, respectively, for restricted share awards outstanding which have restrictions that have not lapsed. These restricted share awards are excluded from the table above, as they are considered issued shares in accordance with Swiss law.

7. Significant Shareholders

The tables below show information for each significant shareholder known by us whose participation exceeds 5% of the Company's shares as of December 31, 2012 and 2011, respectively.

FOR THE YEAR ENDED DECEMBER 31, 2012:

Name	Number of Shares	Percent of Shares[1]
ClearBridge Investments, LLC[2]	43,812,158	5.22%
Invesco Ltd.[3]	70,260,824	8.37%
ORBIS[4]	60,081,720	7.16%
Weatherford Bermuda Holdings Limited[5]	76,130,863	9.07%

(1) The percentage indicated is based on the Company's 839,604,529 issued shares as of December 31, 2012.

(2) The beneficial owner has sole voting power over 43,623,474 shares and sole dispositive power over all shares.

(3) The beneficial owner has sole voting power over 69,257,856 shares and sole dispositive power over all shares.

(4) ORBIS includes Orbis Investment Management (U.S.), LLC, Orbis Investment Management Limited and Orbis Asset Management Limited. The beneficial owners have sole voting power and sole dispositive power over all shares.

(5) WBHL is wholly owned by the Company and therefore the Company is the beneficial owner of these shares and they are deemed treasury shares. These treasury shares do not hold any voting power.

FOR THE YEAR ENDED DECEMBER 31, 2011:

Name	Number of Shares	Percent of Shares[6]
Invesco Advisors Inc.[7]	42,677,728	5.58%
ClearBridge Advisors, LLC[8]	39,275,629	5.13%

(6) The percentage indicated is based on the Company's 764,773,222 issued shares as of December 31, 2011.

(7) The beneficial owner has sole voting power over 41,675,943 shares and sole dispositive power over all shares.

(8) The beneficial owner has sole voting power over 34,447,627 shares and sole dispositive power over all shares.

The accompanying notes are an integral part of these consolidated financial statements.

8. Board of Directors Compensation

The following tables set forth the compensation for each of our non-employee directors for the years ended December 31, 2012 and 2011, respectively. Mr. Duroc-Danner was an executive officer and director in 2012 and 2011, and his compensation is included in the Executive Management Compensation footnote. We do not compensate Mr. Duroc-Danner for his service on the Board.

FOR THE YEAR ENDED DECEMBER 31, 2012:

Name	Function	Fees Paid In Cash[1]	Share-based Compensation[2]	Total Compensation
			(In CHF thousands)	
Robert A. Rayne[3][5]	Presiding Director and Chairman of the Audit Committee	142	145	287
David J. Butters[3][5]	Chairman of the Corporate Governance and Nominating Committee	122	145	267
Samuel W. Bodman III[3][4]		113	145	258
Nicholas F. Brady[5]		81	145	226
William E. Macaulay[4]	Chairman of the Compensation Committee	86	145	231
Robert B. Millard[6]		-	-	-
Robert K. Moses, Jr.[3][4]		114	145	259
Guillermo Ortiz[3][4]		126	145	271
Emyr Jones Parry[5]		79	145	224
TOTAL		**863**	**1,160**	**2,023**

FOR THE YEAR ENDED DECEMBER 31, 2011:

Name	Function	Fees Paid In Cash[1]	Share-based Compensation[2]	Total Compensation
			(In CHF thousands)	
Robert A. Rayne[3][5]	Presiding Director and Chairman of the Audit Committee	145	172	317
Samuel W. Bodman III[3][4]	Chairman of the Compensation Committee	133	172	305
Nicholas F. Brady[5]		97	172	269
David J. Butters[3][5]	Chairman of the Corporate Governance and Nominating Committee	151	172	323
William E. Macaulay[4]		109	172	281
Robert B. Millard[5]		93	172	265
Robert K. Moses, Jr.[3][4]		131	172	303
Guillermo Ortiz[3][4]		143	172	315
Emyr Jones Parry[5]		95	172	267
TOTAL		**1,097**	**1,548**	**2,645**

(1) Fees paid in Cash represent payments from January 1 to December 31 for retainers and meeting attendance.

(2) Each non-employee director was awarded 12,000 restricted share units on September 14, 2011 and September 12, 2012. The value above represents the fair value of each award valued on the date of grant based on the Company's closing share price on that day.

(3) Members of the Audit Committee.

(4) Members of the Compensation Committee.

(5) Members of the Corporate Governance and Nominating Committee.

(6) Effective January 12, 2012, Robert B. Millard resigned as a director of the Company. He received no compensation for director services in 2012.

The accompanying notes are an integral part of these consolidated financial statements.

9. Executive Management Compensation

The following table sets forth the compensation awarded to our executive management team for the years ended December 31, 2012 and 2011. Mr. Duroc-Danner was the highest paid executive management team member in 2012 and 2011 based on compensation awarded and is shown separately in the table below in addition to being included in the total. See Note 10 for a list of executive management team members in 2012 and 2011.

	For The Year Ended December 31, 2012		For The Year Ended December 31, 2011	
Type of Compensation *(In CHF thousands)*	**Total for Executive Management Team**	**Total for Highest Paid Member**	**Total for Executive Management Team**	**Total for Highest Paid Member**
Salary	6,359	1,760	6,390	1,760
Discretionary Bonuses	—	—	4,489	1,430
Share-based Awards[(1)(2)]	21,421	220	29,923	9,587
Severance Pay[(3)]	16,969	—	6,463	—
Expatriate/Geographic Benefits[(4)]	2,197	628	2,251	632
Expatriate Tax Equalization[(5)]	4,118	2,104	3,577	833
Other[(6)]	782	227	734	148
TOTAL	**51,846**	**4,939**	**53,827**	**14,390**

(1) Share-based awards, which include performance-based share awards, were granted to executive management on various days within the year and vest over the next five years. The value above is an accumulation of the grant date fair value of each of those awards. The grant date fair value of each of the awards was based on the Company's closing stock price on the date of grant or when applicable, a calculated fair value derived using a Monte Carlo valuation model.

(2) On December 18, 2012, Mr. Duroc-Danner voluntarily forfeited an award of 481,058 Performance Units granted on March 23, 2012 valued for compensation accounting purposes at approximately CHF 9.4 million. As a result of forfeiture which was approved by the Compensation Committee, the grant date fair value is not included in the full-year accumulated Share-based Awards amount shown above.

(3) In 2012 and in 2011 two executives left the company. The amount above represents their severance benefits in accordance with their employment agreements including the retirement benefit due to them in conjunction with the executive pension plan, if eligible.

(4) Expatriate/Geographic Benefits includes relocation pay, geographic differential, housing, schooling and other similar expatriate benefits.

(5) Expatriate Tax Equalization represents the difference between cash taxes paid on behalf of the executive and amounts withheld from the executive's compensation.

(6) Other includes benefits such as benefit plan contributions, car allowance, life insurance premiums, club dues, employer healthcare, Medicare and social security costs.

10. Share Ownership – Board of Directors and Executive Management

The following table shows the amount and nature of shares in the Company as well as conversion and option rights held by each non-employee member of the Board of Directors and any person considered close to each such member as of December 31, 2012 and 2011, respectively.

FOR THE YEAR ENDED DECEMBER 31, 2012:

Name and Function	Direct (includes 401(k) Shares Held	Unvested Restricted Share/Units	Exercisable Options and Notional Share Units	Deferred Compensation Plan Holdings	Total
Samuel W. Bodman III *Member of the Board*	71,906	23,383	—	—	95,289
Nicholas F. Brady *Member of the Board*	890,222	20,000	—	5,679	915,901
David J. Butters *Committee Chairman and Member of the Board*	247,146	20,000	302,400	62,831	632,377
William E. Macaulay *Committee Chairman and Member of the Board*	1,026,590	20,000	480,000	10,710	1,537,300
Robert K. Moses, Jr. *Member of the Board*	593,422	20,000	—	11,441	624,863
Guillermo Ortiz *Member of the Board*	15,506	23,383	—	—	38,889
Emyr Jones Parry *Member of the Board*	27,506	23,383	—	—	50,889
Robert A. Rayne[(1)] *Presiding Director, Committee Chairman and Member of the Board*	191,274	20,000	480,000	21,767	713,041

(1) Mr. Rayne serves as a non-executive director of LMS Capital plc, which beneficially own 2,050,000 shares as of December 31, 2012. Mr. Rayne disclaims beneficial ownership of all of the shares beneficially owned by LMS Capital plc.

The accompanying notes are an integral part of these consolidated financial statements.

FOR THE YEAR ENDED DECEMBER 31, 2011:

Name and Function	Direct (includes 401(k) Shares Held	Unvested Restricted Share/Units	Exercisable Options and Notional Share Units	Deferred Compensation Plan Holdings	Total
Samuel W. Bodman III *Committee Chairman and Member of the Board*	66,000	18,766	—	—	84,766
Nicholas F. Brady *Member of the Board*	884,569	15,067	—	5,679	905,315
David J. Butters *Committee Chairman and Member of the Board*	241,493	15,067	302,400	62,831	621,791
William E. Macaulay *Member of the Board*	1,021,237	15,067	480,000	10,710	1,527,014
Robert B. Millard *Member of the Board*	1,317,763	15,067	240,000	8,798	1,581,628
Robert K. Moses, Jr. *Member of the Board*	571,769	15,067	—	11,441	598,277
Guillermo Ortiz *Member of the Board*	9,600	18,766	—	—	28,366
Emyr Jones Parry *Member of the Board*	11,600	18,766	—	—	30,366
Robert A. Rayne[(1)] *Presiding Director, Committee Chairman and Member of the Board*	165,621	15,067	480,000	21,767	682,455

(1) Mr. Rayne serves as Chairman and non-executive director of LMS Capital plc, which beneficially own 2,050,000 shares as of December 31, 2011. Mr. Rayne disclaims beneficial ownership of all of the shares beneficially owned by LMS Capital plc.

The following table shows the amount and nature of shares in the Company, as well as conversion and option rights, held by each member of Executive Management and any person considered close to each such member.

FOR THE YEAR ENDED DECEMBER 31, 2012:

Name and Function	Direct (includes 401(k) Shares Held	Unvested Restricted Share/Units	Exercisable Options and Notional Share Units	Unexercisable Options and Performance Units	Deferred Compensation Plan Holdings	Total
Bernard J. Duroc-Danner *Chairman of the Board, President and Chief Executive Officer*	2,063,752	—	6,595,861	487,105	151,279	9,297,997
John H. Briscoe *Senior Vice President and Chief Financial Officer*	16,256	107,631	—	138,140	—	262,027
Peter T. Fontana *Senior Vice President and Chief Operating Officer*	311,595	275,797	—	313,485	5,478	906,355
Nicholas W. Gee *Senior Vice President- Formation, Evaluation & Well Construction*	20,816	136,565	—	148,105	—	305,486
Joseph C. Henry *Senior Vice President, Co-General Counsel and Corporate Secretary*	112,300	73,106	38,000	93,816	15,223	332,445
William B. Jacobson *Senior Vice President, Co-General Counsel and Chief Compliance Officer*	76,348	150,389	—	98,724	—	325,461
Dharmesh B. Mehta *Senior Vice President- Completion & Production*	217,749	114,937	—	92,604	3,370	428,660
James C. Parent *Vice President- Tax*	51,000	29,691	—	29,692	—	110,383

The accompanying notes are an integral part of these consolidated financial statements.

FOR THE YEAR ENDED DECEMBER 31, 2011:

Name and Function	Direct (includes 401(k) Shares Held	Unvested Restricted Share/Units	Exercisable Options and Notional Share Units	Unexercisable Options and Performance Units	Deferred Compensation Plan Holdings	Total
Bernard J. Duroc-Danner *Chairman of the Board President and Chief Executive Officer*	1,855,977	132,490	6,595,861	663,784	386,292	9,634,404
Andrew P. Becnel *Senior Vice President and Chief Financial Officer*	389,819	87,709	1,083,199	149,060	45,421	1,755,208
John H. Briscoe *Vice President and Chief Accounting Officer*	–	62,228	–	71,994	–	134,222
Peter T. Fontana *Senior Vice President and Chief Operating Officer*	224,385	123,064	–	113,064	5,478	465,991
Nicholas W. Gee *Senior Vice President -Formation, Evaluation and Well Construction*	10,652	56,961	–	75,132	–	142,745
Joseph C. Henry *Vice President, Co-General Counsel and Corporate Secretary*	75,727	58,495	38,000	57,727	16,772	246,721
James M. Hudgins *Vice President - Tax*	91,262	25,164	–	42,610	49,302	208,338
William B. Jacobson *Vice President, Co-General Counsel and Chief Compliance Officer*	47,207	92,331	–	67,543	–	207,081
Dharmesh Mehta *Senior Vice President – Completion and Production*	88,993	35,333	–	–	3,370	127,696

11. Risk Assessment Disclosure

Weatherford International Ltd., as the ultimate parent company of the Weatherford Group, is fully integrated into the Company-wide internal risk assessment process.

The Company-wide internal risk assessment process consists of regular reporting to the Board of Directors on identified risks and management's reaction to them. The procedures and actions to identify the risks, and where appropriate remediate, are performed by specific corporate functions (e.g. Treasury, Legal, Internal Audit, Engineering and Operations) as well as by the business units of the Company.

These functions and business units have the responsibility to support and monitor the Company-wide procedures and processes to ensure their effective operation.

12. Guarantees, Commitments, Disputes and Litigation

Weatherford International Ltd., as the ultimate parent company of the Weatherford Group, guarantees the obligations of Weatherford International Ltd., a Bermuda exempt company and Weatherford International, Inc. The guaranteed debt includes certain short-term commercial paper, notes, revolving credit facilities, and debentures totaling approximately CHF 7.9 billion and CHF 7.1 billion at December 31, 2012 and 2011, respectively. Footnotes 8 and 9 in the Company's consolidated financial statements contain more detailed information on the underlying debt guaranteed by the Company.

Government and Internal Investigations

We are currently involved in government and internal investigations.

The U.S. Department of Commerce, Bureau of Industry & Security, Office of Foreign Assets Control ("OFAC"), U.S. Department of Justice ("DOJ") and U.S. Securities and Exchange Commission ("SEC") have previously undertaken investigations of allegations of improper sales of products and services by the Company's subsidiaries in certain sanctioned countries. The Weatherford Group has cooperated fully with these investigations, since their inception in 2007, and we have retained legal counsel, reporting directly to our Audit Committee, to investigate these matters.

In light of these investigations, the U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, in September 2007 our foreign subsidiaries decided to discontinue doing business in countries that are subject to comprehensive U.S. economic and trade sanctions, specifically Cuba, Iran, and Sudan, as well as Syria. Effective September 2007, our subsidiaries ceased entering into any new contracts in these countries and began an orderly discontinuation and winding down of their existing business in these sanctioned countries. Effective March 31, 2008, our subsidiaries substantially completed their winding down of business in these countries and have conducted further withdrawal activities, pursuant to the licenses issued by OFAC, which have now ceased.

The accompanying notes are an integral part of these consolidated financial statements.

The Weatherford Group has been in negotiations with the U.S. government agencies to resolve the investigation into alleged violations of the trade sanctions laws for more than a year, and these negotiations have advanced significantly. While we expect any liability will ultimately be the responsibility of our subsidiaries, there is a potential exposure for the Company as the ultimate parent. Further uncertainties remain, pending the ultimate resolution of the investigation, and we or our subsidiaries may not ultimately reach a final settlement with the U.S. government. As with any potential resolution, the U.S. government may seek to impose modifications to business practices that decrease our business and modifications to the Company's compliance programs, which may increase compliance costs.

Until 2003, the Company's subsidiaries participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The DOJ and SEC have undertaken investigations of their participation in the oil-for-food program and have subpoenaed certain documents in connection with these investigations. The Weatherford Group has cooperated fully with these investigations. We have retained legal counsel, reporting to our Audit Committee, to investigate this matter. The Weatherford Group is in negotiations with the government agencies to resolve these matters, and although these negotiations have advanced significantly and we expect any liability will ultimately be the responsibility of our subsidiaries, there is a potential exposure to the Company as the ultimate parent in these matters. Further, uncertainties remain pending the ultimate resolution of the investigation, and we or our subsidiaries may not ultimately reach a settlement with the U.S. government. We cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ and SEC are also investigating the Weatherford Group compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") and other laws worldwide. We have retained legal counsel, reporting to our Audit Committee, to investigate these matters, and the Weatherford Group is cooperating fully with the DOJ and SEC. As part of the internal investigations, potential violations of U.S. law in connection with activities in several jurisdictions have been uncovered. The Weatherford Group has been in negotiations with the government agencies to resolve these matters for more than a year. Although we believe that these negotiations have advanced significantly, we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise. Further, uncertainties remain pending the ultimate resolution of the investigation, and we or our subsidiaries may not ultimately reach a final settlement with the U.S. government.

The DOJ, SEC and other U.S. government agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanctions laws, the FCPA and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations, and the cost of our investigations have been significant.

To the extent the Weatherford Group violated trade sanctions laws, the FCPA, or other laws or regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, there is some uncertainty as to the ultimate amount of any penalties we may pay as the ultimate parent or that may be paid by our subsidiaries. As we cannot yet anticipate the timing, outcome or possible impact to us as the ultimate parent company related to the final resolution of the investigations, financial or otherwise, we have not yet recognized a loss contingency related to these matters.

The SEC and the DOJ are investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 12b-25 and 8-K on March 1, 2011, February 21, 2012, respectively, and the related restatements of our historical financial statements. The SIX Exchange Regulation, one of the regulatory bodies of the SIX Swiss Exchange, opened an investigation for similar matters. We are cooperating with the investigations.

Shareholder Litigation

In 2010, shareholders filed suit in the Company's name, nominally against the Company and against those directors in place before June 2010 and certain current and former members of management relating to the U.S. government and internal investigations disclosed in our public filings since 2007. Separately, in 2011 and 2012, shareholders filed suit relating to the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on the Forms 12b-25 and 8-K filed on March 1, 2011 and February 21, 2012, and the related restatement of historical financial statements. These suits name the Company as well as current and former members of management and our directors. We cannot predict the ultimate outcome of these claims.

Other Disputes

Our former Senior Vice President and General Counsel (the "Executive") left the Company in June 2009. The Executive had employment agreements with us that terminated on his departure. There is currently a dispute between the Executive and us as to the amount of compensation we are obligated to pay under these employment agreements based on the Executive's separation. This dispute has not resulted in a lawsuit being filed. It is our belief that an unfavorable outcome regarding this dispute is not probable, and as such, we have not accrued for USD 9 million of the Executive's claimed severance and other benefits.

13. Business Combinations

In May 2012, we acquired a company that designs and produces well completion tools. As purchase consideration, we paid CHF 28 million in cash, issued three million shares valued at approximately CHF 37 million, settled a previously existing note receivable for CHF 15 million and entered into a contingent consideration arrangement dependent on the acquired company's 2014 revenue.

In 2011, the Company issued 4.6 million common shares valued at CHF 66 million as consideration for business acquisitions. In addition, subsidiaries of the Company issued 3 million shares out of treasury valued at CHF 51 million in consideration for business acquisitions. No common shares were issued for business acquisitions during 2012.

The accompanying notes are an integral part of these consolidated financial statements.

14. Related Party Transactions

A subsidiary of the Company, Weatherford U.S., L.P. ("WUSLP"), performs general and administrative functions and provides oversight management services to most Weatherford entities. WUSLP personnel duties include, but are not limited to, marketing, tax, treasury, risk management, real estate, human resources, information technology, and legal services.

The Company was charged a management fee by WUSLP in consideration for these duties during 2012 and 2011. These charges included costs incurred on the Company's behalf for executive salaries, board of director fees, financial statement audit fees, internal audit costs and investor relations costs. In addition, the Company was allocated a percentage of various other functional expenses including legal, financial reporting, tax and treasury activities.

On May 23, 2012, the company issued 70,028,143 fully paid-in new registered shares out of authorized share capital with a fair value of CHF 850 million. These shares were given to Weatherford Bermuda Holdings, Ltd. as consideration for the contribution of Weatherford Drilling International Holdings (BVI) Ltd. to the Company. Since these shares remained within the Weatherford Group, they are reported as treasury shares on the financial statements.

On February 26, 2010, the Company entered into a credit agreement for a revolving demand note with Weatherford Capital Management Services LLC, a Hungary company, the lender. The variable interest rate was 2.9% on December 31, 2012. The outstanding balance was USD 100 million (CHF 91 million) for the year ended December 31, 2012 and USD 97 million (CHF 91 million) for the year ended December 31, 2011.

On March 15, 2010, the Company entered into a credit agreement for a revolving demand note with Weatherford U.S., L.P., the lender. The variable interest rate was 2.9% on December 31, 2012. The outstanding balance was USD 142 million (CHF 129 million) for the year ended December 31, 2012 and USD 175 million (CHF 164 million) for the year ended December 31, 2011.

On March 15, 2010, Weatherford International Ltd., a Bermuda company, the borrower, entered into a credit agreement for a revolving demand note with the Company, the lender. The variable interest rate was 2.9% on December 31, 2012. As of December 31, 2012 and 2011 there was no balance outstanding under this agreement.

On November 24, 2010, the Company entered into a credit agreement for a revolving demand note with Weatherford International Ltd., a Bermuda company, the lender. The variable interest rate was 2.9% on December 31, 2011. The outstanding balance was USD 122 million (CHF 111 million) for the year ended December 31, 2012 and USD 47 million (CHF 44 million) for the year ended December 31, 2011.

15. Insurance

The Company maintains insurance policies covering the property, equipment and leasehold improvements of the Weatherford Group. The value of the coverage is at replacement cost, which is in excess of the book value of Weatherford's consolidated property, plant and equipment balance at December 31, 2012 and 2011.

16. Personnel Expenses

Consolidated personnel expenses for the Weatherford Group for the year ended December 31, 2012 was approximately CHF 3.6 billion and approximately CHF 3.0 billion for the year ended December 31, 2011.

17. Value Added Tax Group

The Company is part of a Group of Swiss Entities of Weatherford International Ltd. which is jointly and severally liable for the whole Swiss Value Added Tax amount due to the Swiss authorities by this group.

The accompanying notes are an integral part of these consolidated financial statements.

Corporate Governance Report

This Corporate Governance Report (the "Report") refers at various places to information contained in our Articles of Association and our organizational regulations, as well as other parts of the document "Weatherford International Ltd. 2012 Annual Report" of which this Report forms a part and to which we collectively refer in this Report as the "Annual Report," each of which can be found on our website at *www.weatherford.com.*

This Report reflects disclosure required pursuant to the Directive on Information Relating to Corporate Governance issued by the SIX Swiss Exchange Ltd. (the "SIX"). The information herein is presented as of December 31, 2012, unless otherwise indicated. References in this Report to "USD" and "$" refer to United States dollars.

Group Structure and Shareholders

Group Structure

Weatherford International Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Weatherford," the "Company," "we," "us," or "our") is a joint-stock corporation organized under the laws of Switzerland, with its registered office located at Alpenstrasse 15, 6300 Zug, Switzerland, and its principal executive offices located at 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. Our shares are listed on the SIX, the New York Stock Exchange and the NYSE Euronext-Paris under the symbol "WFT." The ISIN code for our shares on the SIX is CH0038838394, and the Swiss Security Number is 3883839. The market capitalization of our shares as of December 31, 2012 was USD 8.56 billion, based upon the closing price of USD 11.19 for our shares on the New York Stock Exchange on December 31, 2012.

Weatherford's group of companies consists of the parent holding company, Weatherford International Ltd., and its subsidiaries (including the subsidiaries listed below) all of which are fully consolidated in our financial statements. We also have investments in certain joint ventures or other entities in which we do not control (by vote or value) more than 50% of the outstanding shares or board (or equivalent) seats. The list of subsidiaries below includes subsidiaries with consolidated revenues or assets of at least one percent of the total revenues or total assets, respectively, of the Weatherford group of companies.

Company Name	Jurisdiction of Formation	Registered Office		Share Capital[1]	Percentage Interest
Precision Energy Services, Inc.	United States	Wilmington, Delaware	USD	1,100	100%
EVI de Venezuela, S.A.	Venezuela	Lecherias, Anzoategui	BSF	13,040,691	100%
Integrity Delaware Holdco, Inc.	United States	Wilmington, Delaware	USD	10	100%
Weatherford Artificial Lift Systems, Inc.	United States	Wilmington, Delaware	USD	10	100%
Weatherford Bermuda Holdings Ltd.	Bermuda	Hamilton	USD	13,000	100%
Weatherford Canada Ltd.	Canada	Edmonton, Alberta	CAD	1,524,101,956[2]	100%
Weatherford Canada Partnership	Canada	Edmonton, Alberta	CAD	4,446,656,564[2]	100%
Weatherford Colombia Limited	British Virgin Islands	Tortola	USD	50,000	100%
Weatherford de Mexico, S. de R.L. de C.V.	Mexico	Distrito Federal	MXN	4,101,691,000[2]	100%
Weatherford Deutsche Holding (Canada) ULC	Canada	Edmonton, Alberta	CAD	1,024,629,266[2]	100%
Weatherford Drilling International Holdings (BVI) Ltd.	British Virgin Islands	Tortola	USD	5,000	100%
Weatherford Financing (Luxembourg) S.à r.l.	Grand Duchy of Luxembourg	Luxembourg	EUR	38,001,725	100%
Weatherford Industria e Comercio Ltda.	Brazil	Estado do Rio de Janeiro	BRL	140,565,548	100%
Weatherford International de Argentina S.A.	Argentina	Ciudad Autonoma de Buenos Aires	ARS	279,039,110	100%
Weatherford International Ltd.	Bermuda	Hamilton	USD	1,010,000,000	100%
Weatherford International, Inc.[3]	United States	Wilmington, Delaware	USD	1,000	100%
Weatherford Investment (Luxembourg) S.à r.l.	Grand Duchy of Luxembourg	Luxembourg	USD	200,411,604	100%

Company Name	Jurisdiction of Formation	Registered Office		Share Capital[1]	Percentage Interest
Weatherford Latin America, S.A.	Venezuela	Lecherias, Anzoategui	BSF	74,317,731	100%
Weatherford, LLC	Russian Federation	Moscow	RUB	165,010,000[2]	100%
Weatherford Luxembourg S.à r.l.	Grand Duchy of Luxembourg	Luxembourg	USD	206,979,678	100%
Weatherford Norge AS	Norway	Sandnes	NOK	27,080,000	100%
Weatherford Oil Tool GmbH	Germany	Langenhaagen	EUR	2,607,589	100%
Weatherford Oil Tool Middle East Limited	British Virgin Islands	Tortola	USD	50,000	100%
Weatherford Services, Ltd.	Bermuda	Hamilton	USD	1,017,000	100%
Weatherford U.K. Limited	England	Norfolk	GBP	6,155,000	100%
Weatherford U.S. Holdings, L.L.C.	United States	Wilmington, Delaware	USD	2,928,549,174[2]	100%
Weatherford U.S., L.P.	United States	Schriever, Louisiana	USD	1,000,100	100%
Weatherford Worldwide Holdings GmbH	Switzerland	Zug	CHF	21,000	100%
Weatherford/Lamb, Inc.	United States	Wilmington, Delaware	USD	200,000	100%
WEUS Holding, Inc.	United States	Wilmington, Delaware	USD	2,500	100%

(1) *Share capital is calculated by multiplying the number of issued shares time the par value of the shares. The share capital may not reflect the taxable share capital amount and does not include any paid-in surplus, unless otherwise indicated.*

(2) *Ownership interests without par value. Share capital reflects paid-in surplus.*

(3) *Weatherford International, Inc. was converted into Weatherford International, LLC on March 13, 2013.*

The Company's operational performance is reviewed and managed on a geographic basis. We report the following regions as separate, distinct reporting segments: (i) North America, (ii) Latin America, (iii) Europe/SSA/Russia, and (iv) MENA/Asia Pacific. The financial performance of these regions is described in the Company's consolidated financial statements.

Significant Shareholders

The table below sets forth the persons or entities known to the Company as of December 31, 2012 to be holding beneficially 3% or more of the Company's share capital registered in the commercial register of the Canton of Zug, based upon information furnished by the shareholder pursuant to SIX requirements or contained in filings made by the shareholder with the U.S. Securities and Exchange Commission (the "SEC").

Name	Number of Shares	Percent of Shares[1]
ClearBridge Investments, LLC[2]	43,812,158	5.22%
Invesco Ltd[3]	70,260,824	8.37%
ORBIS[4]	60,081,720	7.16%
WHV Investment Management, Inc.[5]	29,637,156	3.53%
Weatherford International Ltd.[6]	76,130,863	9.07%

(1) *The percentage indicated is based on the Company's 839,604,529 issued shares as of December 31, 2012.*

(2) *According to the relevant filings, (i) the beneficial owner has sole voting power over 43,623,474 shares and sole dispositive power over all shares, and (ii) ClearBridge Advisors, LLC is an affiliated subsidiary of Legg Mason, Inc. Shares reported for ClearBridge Advisors, LLC include shares reported for Legg Mason, Inc., which as of its latest filing beneficially owned 41,878,236 shares, a majority of which were attributed to ClearBridge Advisors, LLC, which manages its funds independently of Legg Masson, Inc and therefore exerts complete discretion to exercise the voting rights over the shares.*

(3) *According to the relevant filing, the beneficial owner has sole voting power over 69,257,856 shares and sole dispositive power over all shares.*

(4) *According to the relevant filing, ORBIS includes Orbis Investment Management (U.S.), LLC, Orbis Investment Management Limited and Orbis Asset Management Limited. The beneficial owners have sole voting power and sole dispositive power over all shares.*

(5) *According to the relevant filing, WHV Investment Management, Inc. has sole voting power over 28,290,941 shares.*

(6) *Group of companies consisting of Weatherford International Ltd., Weatherford Bermuda Holdings Ltd., and Weatherford International Inc. The Company is the beneficial owner of these shares and they are deemed treasury shares, which do not hold any voting power.*

Disclosure notifications pertaining to shareholdings of the Company that were filed with the Company and the SIX are published on the SIX's electronic publication platform and can be accessed via the database search page: *http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html*

We are not aware of any agreements among our shareholders regarding the exercise of their rights as shareholders.

Cross-Shareholdings

The Company has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Capital Structure

Share Capital

As of December 31, 2012, the Company's registered share capital was CHF 973,941,253.64, divided into 839,604,529 fully paid-in registered shares. Each registered share has a par value of CHF 1.16. As of December 31, 2012, the Company's conditional capital was CHF 432,386,807.68.

Please refer to Article 6 of our Articles of Association for a complete description of the terms and conditions of the issuance of shares out of our conditional capital, including conditions under which preferential subscription rights and advance subscription rights are excluded or may be withdrawn or limited by our board of directors (the "Board"). No particular group of beneficiaries has the right to subscribe to our conditional share capital. Article 6 of our Articles of Association states that the preferential subscription rights and advance subscription rights of our shareholders to our conditional share capital shall be excluded in connection with the issuance of any conditional share capital. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

Changes in Capital

As part of the redomestication referred to in this Annual Report, the Company acquired, in connection with a capital increase on February 26, 2009, all of the 728,782,425 common shares of Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda") (the former parent company of the Weatherford group of companies), which had at the time of the redomestication a total value of CHF 7,922,062,403.82. As consideration for this contribution, the Company issued a total of 728,782,425 shares with a total par value of CHF 845,387,613, which shares were provided to the shareholders of Weatherford Bermuda to enable them to become shareholders of the Company. The difference between the aggregate par value of the issued shares and the total value of the contribution, in the amount of CHF 7,076,674,790.82, was allocated to the reserves of the Company.

The Company subsequently issued shares and increased its share capital out of its authorized capital in connection with three contribution in kind transactions and an internal reorganization, each approved by the Board. On July 27, 2009, the Company's share capital increased to CHF 873,708,098.92, on September 16, 2009, it was increased to CHF 879,798,098.92, on September 14, 2011, it was increased to CHF 885,196,366.56, and on May 23, 2012, it was further increased to CHF 968,369,583.40. On March 2, 2011, and February 28, 2012, the Company issued shares out of its conditional share capital in connection with the exercise of warrants and increased its share capital by CHF 1,940,570.96 and CHF 5,571,670.24, respectively.

At December 31, 2011, warrants were outstanding granting rights to purchase up to 8.6 million of the Company's shares. On February 28, 2012, 4.3 million of these warrants were exercised through physical delivery of shares issued out of conditional capital in exchange for CHF 58 million and the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494,000 shares out of conditional capital.

Shares, Participation Certificates and Dividend-right Certificates

Our shares have a par value of CHF 1.16 each. All shares are fully paid-in registered shares. According to Article 17 of our Articles of Association, each share has the right to one vote. Shareholders have the right to receive dividends and other distributions, if any, declared by the Company with respect to our shares. Please refer to Articles 7 and 9 of our Articles of Association for certain conditions relating to the voting of our shares. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

Weatherford has not issued participation certificates or dividend-right certificates.

Limitations on Transferability and Nominee Registrations

The Company has not imposed any restrictions generally applicable to the transfer of our shares. The Company's share register is maintained by American Stock Transfer & Trust Company, LLC, which acts as transfer agent and registrar of the Company. The share register reflects only record owners of our shares.

All shares shall be subject to such stock-transfer orders and other restrictions as the Board may deem advisable under the rules, regulations, and other requirements of the SEC and the U.S. Securities Act of 1933, as amended (the "Securities Act") (including with respect to unregistered sales of shares), any exchange upon which the shares are then listed and any applicable securities law, and the Board may cause a legend or legends to be put on any certificates representing shares to make appropriate reference to such restrictions.

Voting rights may be exercised by shareholders registered in the Company's share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company. Shareholders wishing to exercise their voting rights who hold their shares through a bank, broker or other nominee should follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company's share register. If any such shareholder wishes to be registered in the Company's share register, such shareholder should contact the bank, broker or other nominee through which it holds its shares.

Convertible Bonds and Options

See below for information on the Company's outstanding options, outstanding restricted share units and outstanding performance share units as of December 31, 2012. In addition to those outstanding awards, there are also 4,397,209 outstanding rights to acquire shares which were granted in connection with the Company's 2010 Supplemental Executive Retirement Plan ("SERP").

Incentive Plans

Our incentive plans permit the grant of options, stock appreciation rights, restricted stock awards ("RSA"), restricted share units ("RSU"), performance share awards, performance unit awards, other share-based awards and cash-based awards to any employee, non-employee directors, and other individual service providers of the Company (including consultants) or of any affiliate.

The provisions of each award vary based on the type of award granted and are specified by the Compensation Committee of our Board. Those awards, such as stock options that are based on a specific contractual term, will be granted with a term not to exceed ten years. Upon grant of an RSA, the participant has the rights of a shareholder, including but not limited to, the right to vote such shares and the right to receive any dividends paid on such shares. Recipients of RSU awards do not have the rights of a shareholder until such date as the shares are issued or transferred to the recipient. As of December 31, 2012, approximately 5 million shares were available for grant under our incentive plans.

Share-Based Compensation Expense

We recognized the following employee share-based compensation expense during each of the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
	(In millions)		
Share-based compensation	$ 76	$ 87	$ 99
Related tax benefit	27	30	35

Options

Stock options were granted with an exercise price equal to or greater than the fair market value of our shares as of the date of grant. We used the Black-Scholes option pricing model to determine the fair value of stock options awarded. The estimated fair value of our stock options was expensed over their vesting period, which was generally one to four years. There were no stock options granted during 2012, 2011 or 2010. The intrinsic value of stock options exercised during 2012, 2011 and 2010 was USD 4 million, USD 10 million and USD 12 million, respectively. All options were fully vested as of December 31, 2012. A summary of option activity for the year ended December 31, 2012, is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value
	(In thousands)		*(In years)*	*(In thousands)*
Outstanding at December 31, 2011	11,107	$ 8.99	2.50	$ 69,385
Granted	—	—		
Exercised	(704)	5.78		
Forfeited	—	—		
OUTSTANDING AND VESTED AT DECEMBER 31, 2012	**10,403**	**$ 9.21**	**2.54**	**$ 31,717**

Restricted Share Awards and Restricted Share Units

RSAs and RSUs vest based on continued employment, generally over a two to five-year period. The fair value of RSAs and RSUs is determined based on the closing price of our shares on the date of grant. The total fair value, less assumed forfeitures, is expensed over the vesting period. The weighted-average grant date fair value of RSAs and RSUs granted during the years ended December 31, 2012, 2011 and 2010 was USD 13.30, USD 22.41 and USD 16.45, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2012, 2011 and 2010 was USD 78 million, USD 86 million and USD 96 million, respectively. As of December 31, 2012, there was USD 58 million of unrecognized compensation expense related to unvested RSAs and RSUs, which is expected to be recognized over a weighted average period of two years. A summary of RSA and RSU activity for the year ended December 31, 2012 is presented below:

	RSA	Weighted Average Grant Date Fair Value	RSU	Weighted Average Grant Date Fair Value
	(In thousands)		*(In thousands)*	
Non-Vested at December 31, 2011	3,088	$ 24.04	3,827	$ 22.65
Granted	1,076	12.13	1,553	14.11
Vested	(1,507)	23.96	(1,896)	21.97
Forfeited	(255)	22.41	(433)	23.33
NON-VESTED AT DECEMBER 31, 2012	**2,402**	**$ 18.93**	**3,051**	**$ 18.63**

Performance Units

We issued 1 million and 688,000 performance units in 2012 and 2011, respectively. The performance units typically vest at the end of a three-year period assuming continued employment and the Company's achievement of certain market-based performance goals. Performance units expire unvested when market conditions are not met. The weighted average grant date fair value of our performance units was determined through use of the Monte Carlo simulation method. As of December 31, 2012, there was USD 15 million of unrecognized compensation expense related to performance units, which is expected to be recognized over a weighted average period of one year. A summary of performance unit activity for the years ended December 31, 2012 and 2011 is presented below:

	Year Ended December 31, 2012	Weighted Average Grant Date Fair Value	Year Ended December 31, 2011	Weighted Average Grant Date Fair Value
	(In thousands)		*(In thousands)*	
Non-Vested at Period Beginning	1,241	$ 21.35	986	$ 12.32
Granted	1,064	21.32	688	29.64
Vested	(64)	13.19	—	—
Expired	(358)	15.49	(363)	12.32
Forfeited	(481)	21.53	(70)	22.03
NON-VESTED AT PERIOD END	**1,402**	**$ 23.14**	**1,241**	**$ 21.35**

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2012, about the number of shares to be issued upon vesting or exercise of equity awards as well as the number of shares remaining available for issuance under our equity compensation plans.

	Shares to be Issued Upon Exercise	Weighted Average Exercise Price	Shares Available for Future Issuance[(a)]
	(In thousands, except share prices)		
Plan Category:			
Equity compensation plans approved by shareholders[(b)]	6,509	$ 19.05	4,931
Equity compensation plans not approved by shareholders[(c)]	9,505	7.98	—
TOTAL	**16,014**	**$ 12.48**	**4,931**

(a) *Excluding shares reflected in the first column of this table.*

(b) *Includes our Omnibus Plan, which was approved by our shareholders in May 2006, and our 2010 Omnibus Plan, which was approved by our shareholders in June 2010.*

(c) *Includes the following compensation plans that were not approved by our shareholders: our 1998 Employee Stock Option Plan; our Non-Employee Director Deferred Compensation Plan; our Foreign Executive Deferred Compensation Stock Ownership Plan; and our 2003 Restricted Share Plan. No awards have been issued under these plans since May 2006 when our Omnibus Plan was approved.*

Warrants

In 2002, we issued warrants to purchase up to 12.9 million of our shares at a price of USD 15.00 per share, which were exercisable until February 28, 2012. These warrants were issued in connection with the acquisition of intellectual property rights and not as compensation to any employee. At December 31, 2011, 8.6 million of these warrants were outstanding. In February 2012, the remaining warrants were exercised and shares were issued out of our conditional capital.

Board of Directors

Our Board currently consists of nine members, as set forth in the table below, each of whom is elected by our shareholders for a term of one year until the next annual shareholder meeting. Samuel W. Bodman, III is not standing for re-election at the 2013 Annual General Meeting. Our Board has nominated John D. Gass and Francis S. Kalman for election at the meeting. Our Articles of Association do not limit the number of terms a member may be re-elected to the Board. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

Name	Age	Position
Bernard J. Duroc-Danner	59	Chairman of the Board, President and Chief Executive Officer
Robert A. Rayne	64	Vice-Chairman of the Board and Presiding Director
Samuel W. Bodman, III	74	Independent Non-Employee Director (retiring)
Nicholas F. Brady	83	Independent Non-Employee Director
David J. Butters	72	Independent Non-Employee Director
John D. Gass	61	Director Nominee
Francis S. Kalman	65	Director Nominee
William E. Macaulay	67	Independent Non-Employee Director
Robert K. Moses, Jr.	73	Independent Non-Employee Director
Guillermo Ortiz	64	Independent Non-Employee Director
Emyr Jones Parry	65	Independent Non-Employee Director

Director Biographies



Bernard J. Duroc-Danner

Age: 59
Director since: 1988
Committees: None
Other Public Company Boards: LMS Capital plc

Dr. Duroc-Danner joined EVI, Inc., Weatherford's predecessor company, at its inception in May 1987 and was directly responsible for the growth of EVI, Inc.'s oilfield service and equipment business. He has directed the growth of the Company since that time. He was elected EVI's President and Chief Executive Officer in 1990. Subsequent to the merger of EVI, Inc. with Weatherford Enterra, Inc. on May 27, 1998, Dr. Duroc-Danner was elected as our Chairman of the Board. Dr. Duroc-Danner's family has been in the oil business for two generations. He holds an M.B.A. and a Ph.D. in Economics from Wharton (University of Pennsylvania). Prior to the start-up of EVI, Dr. Duroc-Danner held positions at Arthur D. Little Inc. and Mobil Oil Inc. Dr. Duroc-Danner has been a director of LMS Capital plc, an investment company listed on the London Stock Exchange, since 2006. Dr. Duroc-Danner also serves on the National Petroleum Council and is a member of the Society of Petroleum Engineers. Dr. Duroc-Danner was the recipient of Ernst & Young's 2008 Entrepreneur of the Year in Energy, Chemicals and Mining category. Dr. Duroc-Danner is a French and American citizen.

During the past five years, Dr. Duroc-Danner also was a director of Helix Energy Solutions Group, Inc.

Specific qualifications and experience of particular relevance to our Company

Dr. Duroc-Danner is a valued member of the Board because of his educational background, depth of knowledge of the oilfield service industry, domestically and internationally, and his 26 years of experience in successfully leading and expanding the Company's business. As President and Chief Executive Officer, Dr. Duroc-Danner serves as an important link between senior management and the Board, and he brings to the Board an invaluable perspective in strategic planning for the future growth of the Company.



Samuel W. Bodman, III

Age: 74
Director since: 2010
Committees: Audit, Compensation
Other Public Company Boards: Hess Corporation

Dr. Bodman was the United States Secretary of Energy from January 2005 to January 2009, the Deputy Secretary of the Treasury from February 2004 to January 2005 and the Deputy Secretary of Commerce from June 2001 to February 2004. Prior to that time, Dr. Bodman was chairman, chief executive officer and a director of Cabot Corporation, a global producer of specialty chemicals and materials. Dr. Bodman serves as a trustee of Cornell University and the Massachusetts Institute of Technology. Dr. Bodman received a B.S. in Chemical Engineering from Cornell University and Sc.D. from the Massachusetts Institute of Technology. Dr. Bodman is an American citizen.

During the past five years, Dr. Bodman also was a director of AES Corporation and E.I. duPont de Nemours and Company.

Dr. Bodman has served as a director of the Company since June 2010. Dr. Bodman has decided not to stand for re-election to the Board of Directors at the 2013 Annual General Meeting due to health and personal concerns. The Board wishes to thank and recognize Dr. Bodman for his service and his commitment and dedication to Weatherford and our shareholders.

Specific qualifications and experience of particular relevance to our Company
As a result of his many years of governmental, director and chief executive officer experience, Dr. Bodman has extensive financial and managerial experience, as well as public policy knowledge and a valuable global business perspective.



Nicholas F. Brady

Age: 83
Director since: 2004
Committees: Corporate Governance & Nominating
Other Public Company Boards: Franklin Templeton Investment Funds (Chairman), Hess Corporation, Holowesko Partners Ltd.

Mr. Brady has been the Chairman of Darby Overseas Investments, Ltd., an investment firm, since 1994. Mr. Brady is Chairman of Franklin Templeton Investment Funds, an international investment management company, and a director of Hess Corporation and Holowesko Partners Ltd., a registered investment advisor. Mr. Brady is a former Secretary of the United States Department of the Treasury (1988-1993), a former Chairman of the Board of Dillon Read & Co. Inc. (1970-1988) and a former Chairman of Purolator, Inc. (1971-1987). Mr. Brady also represented the state of New Jersey as a member of the United States Senate (1982). Mr. Brady holds a B.A. from Yale University and an M.B.A. from Harvard Business School. Mr. Brady is an American citizen.

During the past five years, Mr. Brady also was a director of C2, Inc., Templeton Emerging Markets Investment Trust PLC and Templeton Capital Advisors Ltd., and director or trustee, as the case may be, of a number of investment companies in the Franklin Templeton Group of Funds.

Specific qualifications and experience of particular relevance to our Company
During his career in both the public and private sectors, Mr. Brady acquired significant financial, managerial and investment banking experience, international public policy knowledge and relationships in business and government. Mr. Brady's educational background, his high level of financial literacy and his extensive experience in the public and private sectors are assets to the Board in carrying out its duties.



David J. Butters

Age: 72
Director since: 1984
Committees: Audit, Corporate Governance & Nominating (Chairman)
Other Public Company Boards: GulfMark Offshore, Inc. (Chairman)

Mr. Butters has been Chairman, President and Chief Executive Officer of Navigator Holdings, Ltd., an international shipping company the principle business of which is the transport of liquefied petroleum gas, since September 2008 and has been Chairman and President of Navigator Holdings since August 2006. From 1969 to September 2008, Mr. Butters was a Managing Director of Lehman Brothers Inc., an investment banking company. In addition to serving as Chairman of the Board of Gulfmark Offshore, Inc., Mr. Butters is also Chairman of the Board of Directors of ACOL Tankers Ltd., a privately held oil tanker company. Mr. Butters holds a B.S. from Boston College and an M.B.A. from Columbia University Business School. Mr. Butters is an American citizen.

Specific qualifications and experience of particular relevance to our Company
Mr. Butters' extensive career experience in investment banking is an asset to the Audit Committee in carrying out its duties. In addition, his chief executive officer experience and his depth of knowledge of the Company's business as a result of his 29-year directorship on our Board provide us with a valuable perspective in making strategic decisions and planning for our future.



John D. Gass

Age: 61
Director since: n/a
Committees: n/a
Other Public Company Boards: Southwestern Energy Company

John D. Gass is a retired Vice President of Chevron Corporation and President of Chevron Gas and Midstream, a position he held from 2003 until his retirement in 2012. Mr. Gass joined Chevron in 1974 and over the next 38 years held positions of increasing responsibility both domestically and abroad, in engineering, operations and executive management. Mr. Gass is an American citizen.

Mr. Gass has been a director of Southwestern Energy Company since November 2012. Mr. Gass received a bachelor's degree in civil engineering from Vanderbilt University and a master's degree in civil engineering from Tulane University. He serves on the Board of Visitors for the Vanderbilt School of Engineering and is on the advisory board for the Vanderbilt Eye Institute. He is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Specific qualifications and experience of particular relevance to our Company
Mr. Gass has 38 years of experience in the international exploration and production industry, including executive leadership experience, which will be a valuable asset to our Board in its strategic planning and decision-making processes.



Francis S. Kalman

Age: 65
Director since: n/a
Committees: If elected, will serve on Audit Committee (Vice Chairman)
Other Public Company Boards: Ensco plc, Kraton Performance Polymers, Inc.

Francis S. Kalman serves as a senior advisor to a private investment subsidiary of Tudor, Pickering, Holt & Co., LLC, that specializes in direct investments in upstream, midstream and oilfield service companies. Mr. Kalman served as Executive Vice President of McDermott International, Inc. from 2002 until his retirement in 2008 and as Chief Financial Officer from 2002 until 2007. From 2000 to 2002, he was Senior Vice President and Chief Financial Officer of Chemical Logistics Corporation, from 1999 to 2000, he was a principal of Pinnacle Equity Partners, LLC, from 1998 to 1999, he was Executive Vice President and Chief Financial Officer of Chemical Logistics Corporation and from 1996 to 1997, he was Senior Vice President and Chief Financial Officer of Keystone International, Inc. Mr. Kalman started his career as a Certified Public Accountant with PriceWaterhouse & Co. In addition to the above, he has served in various financial capacities with Atlantic Richfield Company (1975 to 1982), United Gas Pipeline (1982 to 1991) and American Ref-Fuel (1991 to 1996). Mr. Kalman has a B.S. in Accounting from Long Island University. Mr. Kalman is an American citizen.

In addition to his directorships on the boards of Ensco plc and Kraton Performance Polymers, Inc., during the past five years, Mr. Kalman also served on the board of Pride International, Inc.

Specific qualifications and experience of particular relevance to our Company

Mr. Kalman has extensive experience in accounting and financial reporting, including chief financial officer experience and serving as chairman of the audit committee of a public company. If elected, Mr. Kalman will serve as Vice Chairman of our Audit Committee, and this experience will allow him to make significant contributions to our Board. In addition to financial expertise, he also has executive leadership and strategic planning experience in the international energy service industry that will complement the mix of skills of our other nominees.



William E. Macaulay

Age: 67
Director since: 1998
Committees: Compensation (Chairman)
Other Public Company Boards: Dresser-Rand Group, Inc. (Chairman), Glencore International plc (Chairman)

Mr. Macaulay is the Chairman and Chief Executive Officer of First Reserve Corporation. He has been with First Reserve, a private equity investment firm focused on the energy industry, since 1983. Mr. Macaulay is responsible for supervision of all aspects of the firm's investment program and strategy, as well as overall management of the firm. Mr. Macaulay served as a director of Weatherford Enterra from October 1995 to May 1998. Mr. Macaulay also served as Director of Corporate Finance for Oppenheimer & Co., Inc., where he worked from 1972 to 1982. Mr. Macaulay holds a B.B.A. from City College of New York and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Macaulay is an American citizen.

Currently, Mr. Macaulay serves as Chairman of Dresser-Rand Group, Inc., a supplier of compression and turbine equipment to the oil, gas, petrochemical and industrial process industries, and is a director of Glencore International plc, a multinational mining and commodities trading company headquartered in Baar, Switzerland. Previously, Mr. Macaulay served as Chairman of the Board of Foundation Coal Holdings, Inc., a coal company, and as a director of Dresser, Inc., a provider of equipment and services in global energy infrastructures, National Oilwell Varco, an international provider of drilling systems and associated services to the oil and gas exploration and production industry, and Pride International, a contract drilling and related services company.

Specific qualifications and experience of particular relevance to our Company

Mr. Macaulay's investment and financial expertise, chief executive officer experience and extensive knowledge of the oilfield service industry are important assets to the Board in its decision-making process and in strategic planning.



Robert K. Moses, Jr.

Age: 73
Director since: 1998
Committees: Audit, Compensation
Other Public Company Boards: None

Mr. Moses has been a private investor, principally in the oil and gas exploration and oilfield services business in Houston, Texas, for more than the past five years. He served as Chairman of the Board of Directors of Weatherford Enterra from May 1989 to December 1992 and as a director of Weatherford Enterra from December 1992 to May 1998. Mr. Moses holds a B.A. in Economics from the University of Texas at Austin. Mr. Moses is an American citizen.

Specific qualifications and experience of particular relevance to our Company

Mr. Moses' investment experience, extensive knowledge of and experience in the oilfield service industry and institutional knowledge of one of Weatherford's most significant legacy companies provide a unique perspective that is an asset to the Board in its decision-making process.



Guillermo Ortiz

Age: 64
Director since: 2010
Committees: Audit, Compensation
Other Public Company Boards: Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Comercial Chedraui S.A.B. de C.V., Mexichem S.A.B. de C.V., Vitro S.A.B. de C.V.

Dr. Ortiz is Chairman of Banorte, the third largest bank in Mexico and served as Governor of the Bank of Mexico from 1998 until 2009, and as Chairman of the Board of the Bank for International Settlements (BIS) in 2009. He previously served as Secretary of Finance and Public Credit in Mexico, from 1994 to 1998. Dr. Ortiz was also Executive Director at the International Monetary Fund and is a director of several international non-profit organizations. Dr. Ortiz holds a B.A. in Economics from the National Autonomous University of Mexico and both a M.Sc. and a Ph.D. in Economics from Stanford University. Dr. Ortiz is a Mexican citizen.

Specific qualifications and experience of particular relevance to our Company

Dr. Ortiz is a valuable member of the Audit Committee because of his extensive finance and banking experience, particularly relating to global economic matters and multinational financing. In addition, he brings to the Board an important international perspective.



Emyr Jones Parry

Age: 65
Director since: 2010
Committees: Corporate Governance & Nominating
Other Public Company Boards: None

Sir Emyr has been the President of the University of Aberystwyth, located in Wales, since 2008, Chairman of the All Wales Convention, a body established by the Welsh Assembly Government to review Wales's constitutional arrangements, since 2007, Chairman of Redress, a human rights organization, and Chairman of the Corporate and Social Responsibility External Advisory Group of First Group plc, a transport operator, since 2008. Sir Emyr previously held numerous diplomatic positions, including UK Permanent Representative to the UN from 2003 to 2007 and UK Ambassador to NATO from 2001 to 2003, after specializing in European Union affairs including energy policy. Sir Emyr received a B.S. in Theoretical Physics from the University of Cardiff and a Ph.D. in Polymer Physics from the University of Cambridge. Sir Emyr is a U.K. citizen.

Specific qualifications and experience of particular relevance to our Company
Sir Emyr brings to the Board a wealth of government relations experience, a high level of public and social policy knowledge and an important international perspective that are valuable to the Board in making global business decisions.



Robert A. Rayne

Age: 64
Director since: 1987
Committees: Audit (Chairman), Corporate Governance & Nominating
Other Public Company Boards: Chyron Corporation, Derwent London plc (Non-Executive Chairman), LMS Capital plc

Mr. Rayne has been a non-executive director of LMS Capital plc, an investment company listed on the London Stock Exchange, since February 2010, and was the Chairman of LMS Capital from February 2010 to January 2012. Mr. Rayne was the Chief Executive Officer and a director of LMS Capital from June 2006, when the investment business of London Merchant Securities plc was demerged and LMS Capital was formed to hold this business, until February 2010. Mr. Rayne was employed by London Merchant Securities from 1968 to June 2006 and served as its Chief Executive Director from May 2001 to June 2006. Mr. Rayne attended Malvern College and received a diploma from the New York Institute of Finance in Accounting, Law, and Working in the Stock Exchange. Mr. Rayne is a U.K. citizen.

Mr. Rayne is Vice Chairman and Presiding Director of the Company's Board. As Presiding Director, Mr. Rayne leads the executive sessions of the non-management directors, which are held at least twice each year.

Specific qualifications and experience of particular relevance to our Company
Mr. Rayne has expertise in a wide range of sectors in addition to the oilfield service industry, including the real estate, media, consumer and technology industries. His 26-year tenure on our Board and his financial and investment expertise, chief executive office experience, international perspectives and diversity of expertise are beneficial to the Board in carrying out its duties.

Committees and Meetings of the Board

The Board has created the following committees: Audit, Compensation and Corporate Governance and Nominating. All members of the Audit, Compensation and Corporate Governance and Nominating Committees are considered independent under the current rules of the NYSE and the SEC. The members of each committee are shown in the following table.

Name	Audit	Compensation	Corp Gov & Nom
Bernard J. Duroc-Danner			
Samuel W. Bodman, III (retiring)	✔	✔	
Nicholas F. Brady			✔
David J. Butters	✔		✔ (Chairman)
William E. Macaulay		✔ (Chairman)	
Robert K. Moses, Jr.	✔	✔	
Guillermo Ortiz	✔	✔	
Emyr Jones Parry			✔
Robert A. Rayne	✔ (Chairman)		✔

Number of Meetings in 2012

During 2012, the Board met five times, the Audit Committee met thirteen times, the Compensation Committee met five times, and the Corporate Governance and Nominating Committee met four times. None of our directors missed more than one of the Board or respective committee meetings in 2012, other than Dr. Bodman, who missed meetings in April and May due to health reasons but still participated in more than 75% of all meetings. The average duration of the Board meetings was 5-7 hours.

Audit Committee

The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has adopted a written charter for the Audit Committee. The charter is available on our website at *www.weatherford.com,* by clicking on "About Weatherford," then "Corporate Governance," then "Committee Charters." The primary functions of the Audit Committee are:

- overseeing the integrity of our financial statements;
- overseeing our compliance with legal and regulatory requirements;
- overseeing our independent auditor's qualifications and independence; and
- overseeing the performance of our internal audit function and independent auditor.

Compensation Committee

The Board has adopted a written charter for the Compensation Committee. The charter is available on our website at *www.weatherford.com,* by clicking on "About Weatherford," then "Corporate Governance," then "Committee Charters." The primary functions of the Compensation Committee are:

- evaluating the performance and determining and approving the compensation of our executive officers;
- making decisions regarding executive compensation, incentive compensation plans and equity-based plans; and
- administering or having administered our incentive compensation plans and equity-based plans for executive officers and employees.

All members of the Compensation Committee satisfy the qualification standards of section 162(m) ("section 162(m)") of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and Section 16 of the Exchange Act.

Corporate Governance and Nominating Committee

The Board has adopted a written charter for the Corporate Governance and Nominating Committee. The charter is available on our website at *www.weatherford.com,* by clicking on "About Weatherford," then "Corporate Governance," then "Committee Charters." The primary functions of the Corporate Governance and Nominating Committee are:

- identifying individuals qualified to serve as Board members;
- recommending to the Board the director nominees for the next Annual General Meeting of Shareholders;
- reviewing and structuring our compensation policy regarding fees and equity compensation paid and granted to our directors;
- developing and recommending to the Board the Corporate Governance Guidelines for the Company;
- overseeing the Board in its annual review of the Board's and management's performance; and
- recommending to the Board director nominees for each committee.

Corporate Governance Matters

We are committed to adhering to sound principles of corporate governance. A copy of our Corporate Governance Principles is available on our website at *www.weatherford.com,* by clicking on "About Weatherford," then "Corporate Governance," then "Corporate Governance Policies."

Director Independence

The Board has affirmatively determined that each director is independent under the current rules of the NYSE and the SEC, other than Dr. Duroc-Danner, who is an employee. As contemplated by NYSE rules, the Board has adopted categorical standards to assist it in making independence determinations. These standards are available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Corporate Governance Policies." A relationship falls within the categorical standards of independence if it:

- is a type of relationship addressed in Section 303A.02(b) of the NYSE Listed Company Manual, but under those rules does not preclude a determination of independence; or
- is in the ordinary course of business and does not exceed 2% of the consolidated gross revenues of the other person for the previous year.

The Board, however, considers and reviews all relationships with each director in making its independence determinations. None of the independent directors and nominees had relationships relevant to an independence determination that were outside the scope of the Board's categorical standards. The relationship discussed under "Related Person Transaction" in this Report did not exceed these categorical standards and was determined by the Board not to be material.

Policies Regarding Related Person Transactions

Our policies regarding transactions between us or any of our affiliates and our directors, executive officers and other employees are set forth in writing in our Corporate Governance Principles and our Code of Business Conduct. These documents are available on our website at *www.weatherford.com,* by clicking on "About Weatherford," then "Corporate Governance," then "Corporate Governance Policies" or "Code of Business Conduct," as applicable. If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or vote on any transaction in which the actual or potential conflict of interest may arise. The Board approves any transactions with our Chief Executive Officer, and our Chief Executive Officer approves any transactions with any other officer.

Director Nominations

In obtaining the names of possible nominees, the Corporate Governance and Nominating Committee conducts its own inquiries and will consider suggestions from other directors, management, shareholders and other sources, and its process for evaluating nominees identified in unsolicited recommendations from shareholders is the same as its process for unsolicited recommendations from other sources. The Corporate Governance and Nominating Committee will consider nominees recommended by shareholders who submit their recommendations in writing to Chair, Corporate Governance and Nominating Committee, care of the Secretary, Weatherford International Ltd., 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. Recommendations received before December 1st in any year will be considered for inclusion in the slate of director nominees to be presented at the Annual General Meeting in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee's background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies and his or her availability for a personal interview with the Corporate Governance and Nominating Committee, and evidence that the person making the recommendation is a shareholder of Weatherford.

The Corporate Governance and Nominating Committee believes that nominees should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of our shareholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at (in person) and participation in Board and Committee meetings, and should be committed to serve on the Board for an extended period of time. The Corporate Governance and Nominating Committee will consider whether and to what extent a nominee will bring diversity, whether in educational background, experience, expertise and/or regional knowledge, to the Board in determining whether a candidate will be an appropriate fit with, and an asset to, the Board.

Rule 14a-8 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), addresses when a shareholder may submit a proposal for inclusion of a nominee for director in our proxy materials. Shareholders who do not comply with Rule 14a-8 but who wish to have a nominee considered by our shareholders at the Annual General Meeting must comply with the deadlines and procedures set forth in our Articles of Association. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

Communication with Board Members

Any shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the Presiding Director or the non-management directors as a group, should send their communication to the Secretary, Weatherford International Ltd., 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. All such communications will be forwarded to the appropriate members of the Board.

Leadership Structure

The Board has determined that the most effective leadership structure for the Company is to combine the role of Chief Executive Officer and Chairman. The Board believes that by serving both as Chief Executive Officer and Chairman, Dr. Duroc-Danner brings multiple perspectives to the Board and also is best informed to lead the Board because of his role in the management of the Company's business and strategic direction.

The Board has appointed Mr. Rayne as Presiding Director to preside over executive sessions of non-management directors. The Board believes it is in the best interest of the Company's shareholders to have a Presiding Director who has the authority to call executive sessions as a counterbalance to the Company's combined roles of Chief Executive Officer and Chairman. The Board believes executive sessions provide the Board with the ability to independently evaluate management, openly discuss strategic and other business issues involving the Company and ensure that the Company is upholding high standards of corporate governance. For information on how to communicate with our Presiding Director and other non-management members of the Board, please see "Communication with Board Members."

Executive Sessions

Executive sessions of non-management directors are held after each regularly scheduled Board meeting and at such additional times as may be needed. In 2012, the non-management directors held four executive sessions.

Director Attendance at Annual General Meeting

All directors are expected to attend the Annual General Meeting. All of our directors other than Dr. Bodman and Mr. Brady attended our 2012 Annual General Meeting.

Code of Conduct

We have adopted a Code of Business Conduct that applies to our directors, officers and employees. We also have adopted a Supplemental Code of Business Conduct that applies to our President and Chief Executive Officer and our Chief Financial Officer. These documents are available on our website at *www.weatherford.com,* by clicking on "About Weatherford," then "Corporate Governance," then "Code of Business Conduct" or "Supplemental Code of Conduct," as applicable. Any amendments to, or waivers of, our Code of Business Conduct (to the extent applicable to our President and Chief Executive Officer and our Chief Financial Officer) or to the Supplemental Code of Business Conduct will be posted at this location on our website.

Risk Management Oversight

The Audit Committee is responsible for the oversight of risk management for the Company. As part of their oversight function, the Audit Committee discusses and implements guidelines and policies concerning financial and compliance risk assessment and risk management, including the process by which major financial risk exposure is monitored and mitigated, and works with members of management to assess and monitor risks facing the Company's business and operations, as well as the effectiveness of the Company's guidelines and policies for managing and assessing financial and compliance risk. The Audit Committee meets and discusses, as appropriate, issues regarding the Company's risk management policies and procedures directly with those individuals responsible for day-to-day risk management in the Company's internal audit and compliance departments.

In addition, the Corporate Governance and Nominating Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Code of Business Conduct and Supplemental Code of Business Conduct. The Corporate Governance and Nominating Committee also oversees and reviews, on an annual basis, an evaluation of the Board, each of our Board committees and management.

The Compensation Committee also reviews our compensation plans and practices to ensure that they do not encourage excessive risk taking and instead encourage behaviors that support sustainable value creation. See "Risk Analysis of our Compensation Programs" on page 100.

Our organizational regulations govern the internal organization and the duties, powers and responsibilities of the Board, board committees and officers of Weatherford. Please refer to our organizational regulations for the information related to the division of responsibility among the Board, Board committees and our officers. Our organizational regulations can be found at: *http://www.weatherford.com/weatherford/groups/web/documents/weatherfordcorp/wfcorp_org_regs.pdf.*

Senior Management

The following persons are our executive officers and their ages as of December 31, 2012. (Dr. Duroc-Danner's biography is on page 90). None of the executive officers or directors have any family relationships with each other.

Name	Age	Position
Bernard J. Duroc-Danner	59	Chairman of the Board, President and Chief Executive Officer
Peter T. Fontana	66	Executive Vice President and Chief Operating Officer
Dharmesh B. Mehta	47	Executive Vice President and Chief Administrative Officer
John H. Briscoe	55	Senior Vice President and Chief Financial Officer
Nicholas W. Gee	50	Senior Vice President – Strategy and Development
Joseph C. Henry	42	Senior Vice President and Co-General Counsel
William B. Jacobson	44	Senior Vice President, Co-General Counsel and Chief Compliance Officer
James C. Parent	43	Vice President – Tax

Peter T. Fontana was appointed Executive Vice President in March 2013 and Chief Operating Officer in December 2010. Mr. Fontana joined the Company in January 2005 and has served in various senior management capacities, including Senior Vice President – Western Hemisphere. Mr. Fontana has an MBA from Southern Methodist University, and, prior to joining the Company, he held leadership positions with Baker Hughes, Forasol/Foramer and The Western Company of North America. Mr. Fontana is a French citizen.

Dharmesh B. Mehta was appointed Executive Vice President in March 2013 and Chief Administrative Officer in January 2013. Mr. Mehta joined the Company in 2001 and has served in various senior management capacities, including Senior Vice President – Completion and Production Systems. Prior to joining the Company, Mr. Mehta had 10 years of experience in the software and oil and gas industries. Mr. Mehta holds a bachelor's degree from the University of Houston and a master's degree from the University of Wisconsin. Mr. Mehta is an American citizen.

John H. Briscoe joined the Company in August 2011 as Vice President and Chief Accounting Officer and was appointed Senior Vice President and Chief Financial Officer in March 2012. From 2005 to August 2011, Mr. Briscoe was in senior management at Transocean Ltd., and was Vice President and Controller from October 2007 to August 2011. Prior to joining Transocean, Mr. Briscoe held senior accounting positions with Ferrellgas Inc. and Dresser Industries Inc. Mr. Briscoe also has seven years of public accounting experience with the firms of KPMG and Ernst & Young. Mr. Briscoe is a certified public accountant and holds a BBA from the University of Texas. Mr. Briscoe is an American citizen.

Nicholas W. Gee was appointed Senior Vice President – Strategy and Development in January 2013. Mr. Gee rejoined Weatherford in April 2009 and has held various senior management positions, including Senior Vice President – Formation Evaluation and Well Construction. Between June 2004 and April 2009, he pursued investment opportunities in the oil and gas exploration and production sector and provided technology and business strategy advice internationally to large and small oil and gas operating and service companies. Between 2000 and 2004, Mr. Gee was a vice president of our completions group. Prior to that time, he was in management with Global Marine Drilling Company in the North Sea. Mr. Gee began his career as a petroleum engineer with BP working in oil and gas exploration and production and has over 25 years experience in the oil and gas exploration and production business. He graduated with a 1st class honors degree in Chemical Engineering from the University of Birmingham, and holds an MBA with distinction from Warwick Business School. Mr. Gee is a U.K. citizen.

Joseph C. Henry was appointed Vice President–Legal in June 2009, Vice President and Co-General Counsel in December 2009 and Senior Vice President in March 2012. He joined the Company in 2003 and became Associate General Counsel in 2006. Prior to joining us, Mr. Henry was an attorney with an international law firm in Houston from 1995 to 2001 and served as in-house counsel with other energy companies from 2001 to 2003. Mr. Henry holds a bachelor's degree from the University of Houston and a Juris Doctor from the University of Texas School of Law. Mr. Henry is an American citizen.

William B. Jacobson joined the Company in March 2009 and was appointed Vice President and Chief Compliance Officer in June 2009, Co-General Counsel in December 2009 and Senior Vice President in March 2012. During the past five years, Mr. Jacobson also served as a federal prosecutor for the Fraud Section of the U.S. Department of Justice's Criminal Division, where he held various positions, including Assistant Chief for FCPA Enforcement, and was in private practice. Mr. Jacobson holds a Bachelor of Arts from Tufts University and a Juris Doctor from Georgetown University Law Center. Mr. Jacobson is an American citizen.

James C. Parent joined Weatherford and was appointed Vice President – Tax in July 2012. Prior to that time, Mr. Parent was Vice President of Tax Reporting for Tyco International from 2006 until he joined Weatherford in 2012. From 1993 to 2006, Mr. Parent worked for PricewaterhouseCoopers in various capacities, including Tax Director. Mr. Parent holds a bachelor's degree from the University of Connecticut, a master's degree in taxation from the University of Hartford and a Juris Doctor from the University of Connecticut School of Law. Mr. Parent is an American citizen.

Related Person Transaction

We lease our London office space from Central London Commercial Estates Limited, which is affiliated with Derwent London, of which one of our directors, Mr. Robert Rayne is the Non-executive Chairman. Mr. Rayne was not personally involved in the negotiation of the lease transaction and receives no personal benefit from this transaction. The lease transaction was reviewed by the Corporate Governance and Nominating Committee of our Board and approved by our Board, with Mr. Rayne abstaining from voting on the matter. In their review, our Corporate Governance and Nominating Committee considered among other factors a report from an independent real estate brokerage firm with expertise in the relevant market analyzing lease alternatives to conclude that the transactions were, taken as a whole, at least as fair to us as would have been obtained on an arms-length basis from a non-affiliated party. In 2012, we paid the lessor a total of approximately £230,000 (USD 350,000 based on exchange rates as of March 31, 2013).

There are no management contracts between the Company and third parties regarding the delegation of the management tasks.

Compensation, Shareholdings and Loans

Board Compensation

We use a combination of cash and fixed share-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the level of knowledge and experience that we require of members of our Board. Our Corporate Governance and Nominating Committee is responsible for reviewing and structuring our compensation policy regarding fees and compensation paid and granted to our directors.

Longnecker & Associates ("L&A"), a compensation consulting firm, has been retained by the Corporate Governance and Nominating Committee as an independent compensation consultant to advise the committee on the appropriate compensation for the Board. L&A annually assists the Corporate Governance and Nominating Committee by providing comparative market data on board compensation practices and programs based on an analysis of publicly available information on our peer group (see "Market Analysis and Peer Group" below in this Report) and U.S. industry practices.

Directors' Fees

Directors who are not employees of the Company are paid the following fees:

- USD 5,000 for each Board meeting attended;
- USD 2,000 for each committee meeting attended;
- USD 60,000 as an annual retainer;
- USD 20,000 as an additional annual retainer for the Audit Committee chair;
- USD 10,000 as an additional annual retainer for each Audit Committee member;
- USD 15,000 as an additional annual retainer for the Compensation Committee chair;
- USD 10,000 as an additional annual retainer for the Corporate Governance and Nominating Committee chair; and
- USD 20,000 as an additional annual retainer for the Presiding Director.

Annual retainers are paid quarterly. We do not compensate Dr. Duroc-Danner for his service on the Board.

Restricted Share Unit Awards

On September 12, 2012, we granted each of the non-employee directors a restricted share unit award of 12,000 restricted share units pursuant to our 2010 Omnibus Incentive Plan. The awards vest in three equal annual installments, beginning on September 12, 2013, subject to earlier vesting in the event of the death or disability of the director or a change of control of the Company. The Corporate Governance and Nominating Committee believes that providing a majority of the overall Board compensation in our registered shares aligns the interests of our directors with those of our shareholders. The restricted share unit awards are a fixed type of compensation.

Non-Employee Director Deferred Compensation Plan (Suspended)

The Weatherford International Ltd. Non-Employee Director Deferred Compensation Plan was suspended effective December 31, 2008 because of changes in tax laws. While the plan is suspended, amounts are still payable to participants on the occurrence of triggering events under the plan.

Under this plan, before it was suspended, each non-employee director could defer up to 7.5% of any fees paid by us. The deferred fees were converted on a monthly basis into non-monetary units representing the number of our registered shares that could have been purchased with the deferred fees based on the average of the high and low price of our registered shares on the last day of the month in which the fees were deferred. If a non-employee director elected to defer at least 5% of his fees, we made an additional contribution to the director's account equal to (1) 7.5% of the director's fees plus (2) the amount of fees deferred by the director.

Prior to the suspension of this plan, each of our non-employee directors (other than Drs. Bodman and Ortiz and Sir Emyr, who are not participants in the plan) elected to defer 7.5% of the fees paid by us and to have his distribution paid on the first day of the calendar quarter coincident with or next following the date of his cessation of service with the Board. In any event, all benefits under the plan will be distributed no later than January 1, 2017. The amount of the distribution will be a number of registered shares equal to the number of units in the director's account at the time of the distribution.

Non-Employee Director Retirement Plan (Discontinued)

After the merger of EVI, Inc. and Weatherford Enterra in June 1998, we discontinued this plan. Mr. Moses is the only current director who was fully vested and eligible to participate in this plan at the time of the plan's discontinuance. Mr. Moses had over 10 years of credited service on the Board of Weatherford Enterra at the time the plan was discontinued, and his annual benefit amount upon his retirement will be USD 20,000 payable for 10 years, provided that in any event, benefits under this plan will be completely distributed no later than January 1, 2017.

Summary of Board Compensation for 2012

The following table reflects the compensation paid to each of our non-employee directors for the year ended December 31, 2012. Compensation amounts shown below are in CHF in accordance with Swiss statutory requirements, however, actual amounts were paid in USD. Dr. Duroc-Danner was an executive officer and director in 2012, and information about his compensation is listed in the sections of this Report that detail executive officer compensation.

Name	Function	Fees Paid In Cash(1)	% of Individual Total Comp	Share-based Compensation(2)	% of Individual Total Comp	Total Compensation
						(In CHF thousands)
Robert A. Rayne(3)(5)	Presiding Director and Chairman of the Audit Committee	142	49	145	51	287
Samuel W. Bodman III(3)(4)		113	44	145	56	258
Nicholas F. Brady(5)		81	36	145	64	226
David J. Butters(3)(5)	Chairman of the Corporate Governance and Nominating Committee	122	46	145	54	267
William E. Macaulay(4)	Chairman of the Compensation Committee	86	37	145	63	231
Robert B. Millard(6)		-	0	-	0	-
Robert K. Moses, Jr.(3)(4)		114	44	145	56	259
Guillermo Ortiz(3)(4)		126	46	145	54	271
Emyr Jones Parry(5)		79	35	145	65	224
TOTAL		**863**		**1,160**		**2,023**

(1) Fees paid in cash represent payments from January 1 to December 31 for retainers and meeting attendance.

(2) Each non-employee director (other than Mr. Millard) was awarded 12,000 restricted share units on September 12, 2012. The value above represents the fair value of the award valued on the date of grant based on the Company's closing share price on that day.

(3) Members of the Audit Committee.

(4) Members of the Compensation Committee.

(5) Members of the Corporate Governance and Nominating Committee.

(6) Effective January 12, 2012, Robert B. Millard resigned as a director of the Company. He received no compensation for director services in 2012.

Executive Officer Compensation

Our compensation program is designed to reward our executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total shareholder return ("TSR"), while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

Oversight of our Executive Compensation Practices

Our executive compensation program is administered by the Compensation Committee of the Board (also referred to in this Report as the "Committee"). The Compensation Committee is responsible for, among other functions, reviewing and approving the total compensation for certain of our executive officers consistent with the objectives and philosophy described below.

Compensation Philosophy and Objectives

The Compensation Committee follows a "pay for performance" philosophy in our executive compensation structure. The Committee's objective is to provide compensation to our executive officers at a level and in a manner that maximizes shareholder value.

The Compensation Committee believes that our executive compensation program should reward enhanced financial performance of the Company and maximize shareholder value by aligning the short-term and long-term interests of our executive officers with those of our shareholders. Our Company's programs are intended to:

- Attract, retain and motivate individuals of outstanding ability in key executive positions;
- Drive and reward strong business performance to create superior value for our shareholders;
- Pay for performance;
- Ensure that performance-based compensation does not encourage excessive risk taking; and
- Encourage our executives to focus on both the short-term and long-term performance goals of the Company.

Our executive compensation also is intended to be market competitive. For 2012, the Compensation Committee approved base salary, annual performance compensation and long-term incentive compensation (together, the "total direct compensation") for executive officers that was intended to be competitive with our peer group. However, in setting the compensation of executive officers, the Compensation Committee also takes into consideration historical and individual circumstances, including tenure and experience, individual performance, anticipated future contributions, retention factors, including apparent career alternatives for each individual, and the availability of comparable data for certain positions.

The Compensation Committee believes that a majority of executive compensation should be "at risk" – that is, the ultimate, realized value of the compensation is tied to the Company's financial and equity performance. During periods when our financial performance meets or exceeds established objectives, we believe that executive officers should be rewarded under our incentive compensation programs for their efforts in achieving our goals. Likewise, when our performance does not meet the established goals, incentive compensation may be reduced or eliminated.

Incentive compensation is designed to balance short-term annual results and long-term multi-year success of the Company. Short-term awards primarily are payable in cash, while long-term awards are equity-based awards.

Clawback Policy

We have adopted the Weatherford International Executive Compensation Clawback Policy setting out the terms under which we may seek to recover incentive compensation from our officers under certain circumstances. The purpose of the policy is to enable the Compensation Committee to recoup performance-based compensation that is paid but is subsequently determined not to have been earned because financial results are restated, including if the Compensation Committee determines that an officer has engaged in fraud, willful misconduct or gross negligence that causes or contributes to a restatement of our financial statements.

Mandatory Minimum Share Ownership Guidelines

The Compensation Committee believes that it is important to align the interests of management with the interests of our shareholders. In furtherance of this philosophy, the Company has adopted the following mandatory minimum share ownership guidelines. Share ownership includes shares owned directly as well as equity-based awards not yet fully vested, deferred compensation plans and retirements plans (including our 401(k) plan and suspended plans). The minimum guidelines are based on a multiple of base salary or, in the case of directors, annual cash retainer. The guidelines are as follows:

Chief Executive Officer	6x
Other executives	3x
Directors with one or more full years of service	5x

The Compensation Committee has reviewed the share ownership of our executive officers and directors and determined that they meet or exceed these share ownership guidelines.

Compensation Committee Processes and Activities

The Compensation Committee meets at least quarterly to consider our executive compensation programs and matters that relate to executive compensation. The Compensation Committee receives regular reports on compensation information and analysis prepared by our compensation consultant, the financial performance of the Company and the performance of each executive officer to determine the appropriate level and combination of salary and incentive compensation for executive officers. The procedures used to establish the total compensation levels for all executive officers are the same; however, there is variability in the levels of compensation paid among our executive officers, as the Compensation Committee may consider historical and individual circumstances, including tenure and experience, individual performance, anticipated future contributions, retention factors, including apparent career alternatives for each individual, and the availability of comparable data for certain positions.

The Compensation Committee annually reviews the compensation structure of our executive officers. Following the annual review, the Compensation Committee adjusts base salaries, determines the metrics and goals for annual performance compensation and determines the forms and amounts of long-term incentive awards. In making those determinations, the Compensation Committee relies on input from our consultant, but also solicits input and recommendations from our CEO as to appropriate forms and amounts of compensation for the executive officers other than himself, including recommendations as to potential metrics and targets for our annual incentive plan. While the Compensation Committee considers the CEO's recommendations as it deems appropriate, it retains ultimate decision-making authority to determine compensation of all executive officers, including the CEO.

The Compensation Committee reviews the Company's compensation philosophies on an ongoing basis in an effort to ensure that executive compensation appropriately reflects corporate and individual performance and yields awards that are reflective of the individual's contribution to the achievement of our goals.

Risk Analysis of our Compensation Programs

The Compensation Committee reviews our compensation plans and policies to ensure that they do not encourage unnecessary risk taking and instead encourage behaviors that support sustainable value creation. In 2012, the Compensation Committee, with the assistance of L&A, reviewed the Company's compensation policies and practices for executive officers, and believes that our compensation programs are not reasonably likely to have a material adverse effect on the Company. We believe the following factors reduce the likelihood of excessive risk-taking:

- The program design provides a balanced mix of cash and equity, annual and long-term incentives, fixed and variable pay, and performance metrics;
- Maximum payout levels for bonuses are capped;
- The Compensation Committee has downward discretion over incentive program payouts;
- Executive officers are subject to share ownership guidelines;
- Compliance and ethical behaviors are integral factors considered in all performance assessments; and
- The Company has adopted a "clawback" policy.

Compensation Consultants and Independence

As set forth in its charter (which can be found on our website at *www.weatherford.com,* by clicking on "About Weatherford," then "Corporate Governance," then "Committee Charters"), the Compensation Committee has the authority to retain and terminate compensation consultants to provide advice to the Compensation Committee. The Committee retained L&A in 2012 to provide information, analyses and advice regarding executive compensation. The NYSE has adopted guidelines for Compensation Committees to consider when identifying Committee advisor independence. The Committee reviewed these guidelines and determined that L&A is an independent consultant, and L&A performs no services for the Company other than those related to executive and non-employee director compensation.

Our management communicates with L&A and provides data to L&A regarding our executive officers, but does not direct L&A's activities. L&A has not performed or provided compensation services in the past to our management.

Market Analysis and Peer Group

When considering our compensation practices and levels, the Compensation Committee further reviews the compensation practices and levels of a peer group of similarly-sized publicly-traded energy service and exploration and production companies to determine market levels. There are a limited number of companies and potential peers for us to determine an appropriate peer group. The Compensation Committee periodically reviews the composition of our peer group to ensure that the companies in the group are relevant for comparative purposes and have executive positions with responsibilities similar to ours and that compete with us for executive talent. The Compensation Committee and L&A review data for potential peers relating to enterprise value, revenue and market capitalization. Based on these factors and directly comparable business lines, the Compensation Committee determined that the following companies would comprise our peer group for 2012. The Company's revenues were in the 54th percentile of this peer group. This is the same peer group we used in 2011, and we used the same peer group in early 2013 to establish executive compensation for 2013:

- Baker Hughes
- Cameron
- Halliburton
- Nabors
- National Oilwell Varco
- Noble
- Schlumberger
- Transocean

The Compensation Committee also reviews comparisons to a focused peer group comprised of Schlumberger, Halliburton and Baker Hughes (the "TSR Peer Group"). While each member of the larger peer group is in the broader energy and drilling industries, the members of the TSR Peer Group are Weatherford's most direct competitors and are the companies with whom the Company competes most frequently for executive and management talent and whose business cycles most closely match Weatherford's. The Compensation Committee uses the TSR Peer Group to compare and set performance targets related to awards of our performance share units. See "Components of our Executive Compensation Program – Long-Term Equity Incentive Compensation – Forms of Long-term Incentives."

Components of our Executive Compensation Program

The following table reflects the compensation paid to our executive management team for the year ended December 31, 2012. Compensation amounts shown below are in CHF in accordance with statutory requirements, however, actual amounts were paid in the executive's local currency.

Dr. Duroc-Danner was the highest paid executive management team member in 2012 based on compensation awarded and is shown separately in the table below in addition to being included in the total.

	For the Year Ended December 31, 2012		
Type of Compensation	**Total for Executive Management Team** *(in CHF thousands)*	**% of Team Compensation to Total Compensation**	**Total for Highest Paid Member** *(in CHF thousands)*
Salary	6,359	12	1,760
Share-based Awards[(1)(2)]	21,421	41	220
Severance Pay[(3)]	16,969	33	-
Expatriate/Geographic Benefits[(4)]	2,197	4	628
Expatriate Net Taxes Paid[(5)]	4,118	8	2,104
Other[(6)]	782	2	227
TOTAL	**51,846**	**100**	**4,939**

(1) *Share-based awards, which include performance-based share awards, were granted to executive management on various days within the year and vest over the next five years. The value above is an accumulation of the grant date fair value of each of those awards. The grant date fair value of each of the awards was based on the Company's closing stock price on the date of grant for restricted share unit awards and, for performance share unit awards, a calculated fair value derived using a Monte Carlo valuation model.*

(2) *On December 18, 2012, Dr. Duroc-Danner voluntarily forfeited an award of 481,058 Performance Units granted on March 23, 2012 valued for compensation accounting purposes at approximately CHF 9.4 million. As a result of forfeiture which was approved by the Compensation Committee, the grant date fair value is not included in the full-year accumulated Share-based Awards amount shown above.*

(3) *In 2012 and in 2011, two executives left the Company. The amount above represents their severance benefits in accordance with their employment agreements including the retirement benefit due to them in conjunction with the executive pension plan, if eligible.*

(4) *Expatriate/Geographic Benefits includes relocation pay, geographic differential, housing, schooling and other similar expatriate benefits.*

(5) *Expatriate Net Taxes Paid represents the difference between cash taxes paid on behalf of the executive and amounts withheld from the executive's compensation.*

(6) *Other includes benefits such as benefit plan contributions, car allowance, life insurance premiums, club dues, employer healthcare, Medicare and social security costs.*

Below is a detailed discussion and analysis of each component of our executive compensation.

Base Salary

Base salary provides a fixed level of compensation to the executive, representative of his skills, responsibilities and experience. Base salaries for our executive officers are reviewed annually. Proposed increases to base salaries are reviewed by the Compensation Committee following recommendations from Dr. Duroc-Danner (other than for his own base salary). The Compensation Committee does not rely on predetermined formulas or criteria when evaluating executive base salaries, but considers comparable market data provided by L&A. The Committee also considers individual contributions, retention and succession planning concerns in setting base salaries.

Annual Incentive Compensation

Our annual incentive compensation is generally structured to deliver variable cash payouts in line with market multiples when performance targets are achieved or exceeded. The Compensation Committee annually establishes the terms of any awards under our Non-Equity Incentive Compensation Plan (the "ICP"), including the financial metrics and goals for each award, during the first quarter.

For each award under the ICP, the Committee establishes goals at three levels: threshold, target and superior. Target represents a strong but achievable level of performance that will increase shareholder value. Superior represents an extraordinary level of performance that will substantially increase shareholder value. Threshold is the entry-level of performance under the ICP, established so that smaller awards will be earned for satisfactory performance short of target.

The Compensation Committee establishes potential award payments as a percentage of the executive's annual base salary as in effect at the end of the plan year, with a percentage determined for achievement of threshold, target or superior level. If our financial results fall between the threshold and target goal levels or between the target and superior goal levels, the award payment will be determined by linear interpolation to derive the percentage of salary.

2012 Annual Incentive Results

For 2012, the Compensation Committee adopted multiple metrics to determine the short-term incentive payouts that include goals based on profitability, capital efficiency and safety as set forth in the following table, which also shows the actual results of these metrics.

($ in millions)

Objective		**Profitability**	**Capital Efficiency**	**Safety**	
Performance Metric		**Operating Income[(a)]**	**Operating Income ÷ (Net Debt + Shareholder Equity)**	**Lost-Time Incident Rate**	**Preventable Vehicle Incident Rate**
Metric Weight		45%	45%	5%	5%
2012 Superior	$	2,970	15.5%	0.21	1.10
2012 Target	$	2,495	13.5%	0.23	1.16
2012 Threshold	$	2,220	12.5%	0.25	1.29
2012 Actual	$	1,988	11.6%	0.17	0.81

(a) Operating Income is regional operating income before corporate, R&D and items.

The Company did not achieve the threshold levels for profitability or capital efficiency in 2012. However, the Company achieved substantial improvements in its safety metrics from prior years. The safety performance exceeded the Superior target in the table above, and resulted in bonus payments. These payouts are calculated based on the program as described in our proxy statement for our annual meeting held in 2012 and do not include any discretionary additional payouts. While we did not achieve the minimum threshold payout for our capital efficiency, we implemented a structured capital efficiency improvement initiative in October 2012 that delivered positive results in the fourth quarter. Our CEO's target annual incentive potential for 2012 was CHF 2,112,000. His maximum potential was CHF 4,224,000, but his achieved and paid bonus was CHF 422,400.

Award payments under the ICP are made after the public release of our year-end financial results for the applicable year and after determination of the award payments by the Compensation Committee. No award payment is made until the calculation of the payment award is approved by the Compensation Committee. Plan awards earned for a year generally are paid in February or March of the following year. Awards are paid in cash in the currency in which the recipient ordinarily is paid.

The Committee may determine that modifying the ICP, the goals or the potential award payments would provide more appropriate incentives for executives in the event of unforeseen developments. The Committee does not intend to exercise this discretion except in very unusual circumstances. The Committee reserves the right in its sole discretion to adjust the financial metrics under the ICP to reflect (1) the impact of material acquisitions or dispositions, (2) changes in our industry, (3) changes in macro-economic factors or conditions impacting the Company, (4) changes in market compensation practices and other circumstances, (5) changes in applicable laws, regulations or accounting practices, or (6) other matters that were not anticipated when the financial goals for the plan year were determined. The Committee also retains the discretion to make alternative bonus calculations or to make retention awards or other awards based on alternative or non-financial performance criteria if unexpected circumstances make such changes appropriate. The Committee does not intend to increase the potential payment amounts even if an adjustment to the metrics is warranted.

Long-Term Equity Incentive Compensation

Long-term equity incentives are designed to motivate management to enable the Company to achieve long-term performance improvements and serve to link a significant portion of compensation to shareholder returns. In March 2010, the Compensation Committee approved the 2010 Omnibus Incentive Plan (which was approved by our shareholders at our Annual General Meeting on June 23, 2010), under which the Company may issue awards of long-term equity compensation from time to time consistent with the objectives and philosophy of our compensation programs. We generally grant long-term equity awards annually in February or March to incentivize future performance.

Determination of Aggregate Value of Awards

In determining the total value of long-term incentive awards to be granted to executive officers, the Compensation Committee determines the award value as a nominal dollar amount in accordance with market data and considers, without giving particular weight to any specific factor, the position of the officer (both in terms of function and responsibilities), tenure, anticipated future contributions and the long-term incentive compensation of similarly situated executives in our peer group. In determining the number of restricted or performance share units to award, the Compensation Committee looks to the closing share price as of the date of grant.

Forms of Long-term Incentives

Long-term incentive awards provide executive officers with a benefit that increases only when the value of our shares increases, which aligns their interests with increasing shareholder value. Long-term incentives are equity-based and include restricted share units and performance share units. In determining the form or forms of award grants, the Committee considers, among other factors, the seniority of the officer and the ability of the officer to impact our success, as well as the appropriateness of a particular security to the individual executive's financial circumstance.

Restricted share units motivate our executive officers to strive for share price appreciation, as they are granted at the closing price on the date of grant, and the executive realizes value only when the units vest and the underlying shares are delivered. Restricted share units generally vest in equal annual installments over a period of three years. Upon vesting, the holder of restricted share units receives one registered share for each unit that vested. Holders of restricted share units do not have voting rights or dividend participation rights until the underlying shares are delivered to them. Restricted share units are a fixed component of our executive compensation program, *i.e.,* their attribution to the respective executive officer does not depend on the achievement of any performance target.

Performance share units have the higher possible returns and also higher risk of the various forms of awards available to the Compensation Committee to grant. Performance share units also provide an even stronger correlation to shareholder value, as they vest, if at all, into a number of shares depending on achievement of specified performance targets. Performance share units are thus a variable type of compensation.

For our executive management team, the proportion of (i) restricted share units to (ii) performance share units granted during 2012 is, on average, 74 percent.

Grants in 2012

In March 2012, the Committee awarded long-term equity incentives to our executive officers. The Committee granted 100% of the award to our CEO in the form of performance share units. The Compensation Committee granted other executive officers 50% of their awards in performance share units and 50% in restricted share units. In determining to grant other executive officers a different equity mix, the Compensation Committee noted that the Company was alone among its peers in providing all long-term compensation solely in performance share units for the CEO. Further, the Compensation Committee considered that a grant of entirely performance share units may not be the most effective incentive for all executive officers, depending on such factors as the executive's career tenure, personal wealth, level of responsibility within the Company, job function, and retention concerns.

The 2012 performance share units have a single three-year performance period (2012-2014 combined). The performance share units will be settled in registered shares issued under our 2010 Omnibus Incentive Plan, with the actual number of shares to be issued based on a multiple of each executive's targeted number of performance share units.

For half of the 2012 performance share units, the multiplier will be determined on the basis of our TSR relative to the TSR of each company in our TSR Peer Group, such that the actual number of shares issued could be 2.25x the number of units for extraordinary performance or could be zero for below-threshold performance. The follow table shows the applicable multiples based on TSR ranking.

TSR Rank	Performance Multiplier
First	2.25x
Second	1.25x
Third	0.50x
Fourth	0.00x

For the other half of the 2012 performance share unit grants, the performance multiplier is based on our absolute increase in share price, measured as compound annual growth rate ("CAGR"). The following table shows the number of shares each unit will vest into based on our three-year CAGR:

CAGR	Performance Multiplier
20%+	2.0x
15%	1.0x
10%	0.5x
<10%	0.0x

CAGR between 10% and 15% or between 15% and 20% would be interpolated (i.e., CAGR of 18% would yield a multiplier of 1.6x).

Other Share Grants

Due to our suspension of the Executive Deferred Compensation Stock Ownership Plan ("EDC") in 2008 (see "Retirement Plans—Suspended Deferred Compensation Plan" below), and in order to continue to encourage equity ownership as well as to compensate participants for the loss of this benefit, we grant participants in this plan, including certain of our executive officers and approximately 40 other non-executive senior management and key employees, quarterly grants of shares in an amount to approximate the benefits participants would have received had we not suspended the plan.

Perquisites

We provide our executive officers with perquisites and other personal benefits that we believe are reasonable and consistent with the practices of our peer group. Perquisites made available to our executive officers include an annual car allowance or the use of a company car, payment of club dues and payment of life insurance premiums. The amounts of these perquisites are shown in the table under "Components of our Executive Compensation Program" on page 102.

Expatriate Benefits

For our executive officers who are assigned to an international location outside their home country, we also provide reasonable and customary expatriate benefits, including relocation expenses, housing allowance and educational expenses for dependent children. The types and values of perquisites are shown in the table under "Components of our Executive Compensation Program" on page 102.

Dr. Duroc-Danner has declined to accept a housing allowance or educational expenses in connection with his assignment to Switzerland.

We also provide officers who are on international assignment a benefit designed to absorb part of the additional tax burden resulting from their assignment. We believe these benefits are standard in our industry and generally apply to non-management expatriate employees as well. We believe the level of tax benefit provided is reasonable and not excessive. Further, we believe the cost to the Company of providing this benefit is reasonable in light of the benefits we receive in having our officers assigned internationally.

The level of tax benefit we provide to officers assigned to our Swiss headquarters is significantly less than the benefit we provide to non-executive employees on international assignment in other jurisdictions. We use a "hypothetical tax" model, in which we deduct a fixed amount from the executive's cash and equity income and then pay taxes on behalf of the executive in his home country and country of assignment. Many companies use a "tax equalization" method, in which the expatriate's taxes are calculated based on what they would be in his or her home country if he or she were not on an international assignment, and the Company reimburses the expatriate for all taxes above that amount.

For our officers assigned to Switzerland, we deduct a 35% hypothetical tax. The effective result is that these officers pay a 35% flat tax on every dollar of income with no deductions and no exemptions. This often results in a higher tax payment by the executive than they would pay in their home country absent the international assignment, so the tax benefit we provide is less than the full tax equalization method employed by many companies in our industry.

Retirement Plans

Discontinued Executive Retirement Plan

Historically, we maintained supplemental executive retirement plans. No new participants have been admitted to the plans since 2006. The original plan was frozen in 2008, and the successor plan was frozen in 2010, following which no additional benefits have accrued to the participants, other than de minimis interest accruals on cash balances.

The only remaining participant in the plan is Dr. Duroc-Danner. In 2010, Dr. Duroc-Danner elected to convert his fully vested cash balance in the plan into approximately 4.4 million notional share units. He will receive these units upon leaving the Company or no later than January 1, 2017, and the value of these units will increase or decrease in direct correlation to the change in our share price. This provides a strong linkage to our share price performance.

Suspended Deferred Compensation Plan

We historically maintained the EDC for our executive officers and certain senior managers and key employees. We suspended the EDC in 2008 such that no new participants may join the plan, participants may not make compensation deferrals to the plan, and we do not make credits under the plan on behalf of participants.

All participants in the plan are fully vested in their plan balances. Shares sufficient to cover all participant accounts are maintained in a trust, and the Company does not expect to incur any further liability on distribution of participant accounts. All amounts under the EDC will be distributed upon leaving the Company or no later than January 1, 2017. Generally, distributions will be made in registered shares.

During 2012, the Compensation Committee elected to terminate this plan and make a partial distribution pursuant to it, resulting in the taxable distribution to participants of fully vested balances as of December 31, 2004. The Compensation Committee took this action to minimize the ongoing administrative burden of this suspended plan and in anticipation of higher 2013 personal income tax rates for most participants.

Other Generally Available Benefits

Our executive officers are eligible for additional Company-wide benefits on the same basis as other full-time employees. These include a 401(k) plan or other pension plan depending on their jurisdiction, as well as health, medical and welfare programs.

There were no loans granted to active or former members of the Board or senior management in fiscal year 2012, and as of December 31, 2012, there were no such loans outstanding.

Employment Agreements

Executive Employment Agreements

All of our current executive officers have entered into the same form of employment agreement (the "Executive Employment Agreement"). Under the terms of the Executive Employment Agreement, if the Company terminates an executive's employment for any reason other than cause, if the executive terminates his employment for good reason or if the employment is terminated as a result of the executive's death or disability, the executive will be entitled to receive (i) an amount equal to three (one in the case of death, disability or due to the Company's non-renewal of the agreement) multiplied by the sum of the annual base salary received by the executive as of the date of termination plus the annual bonus that would be payable in the current fiscal year, and (ii) any accrued salary or bonus (pro-rated to the date of termination). In addition, under these circumstances, all dental and health benefits and all other welfare benefits will be maintained for one to three years after termination provided the executive makes his required contribution. We are required to pay legal fees and expenses incurred by the executive in any disputes regarding the Executive Employment Agreement, so long as the executive undertakes to reimburse the Company for such amounts paid if the executive is determined to have acted in bad faith in connection with the dispute.

Benefits potentially payable to our executive officers under the Executive Employment Agreement are described in greater detail under "Potential Payments upon Termination or Change of Control" beginning on page 107.

Termination of Employment

Andrew P. Becnel was our former Chief Financial Officer. Mr. Becnel's employment was terminated effective March 31, 2012. He received severance payments pursuant to his employment agreement, which was not our standard form of executive employment agreement but was established in 2010 to address unique historical circumstances. In 2010, as we discontinued the SERP, Mr. Becnel had a contractual severance right. We "froze" that right, such that it was paid on his departure in 2012. In response to investor feedback, we do not intend to replicate this practice. For severance payments under our standard executive employment agreement applicable to all current officers, see "Potential Payments Upon Termination or Change of Control" beginning on page 107.

Severance Benefits

The severance benefits under the Executive Employment Agreement are not augmented by a change of control and are "double-trigger" arrangements.

The Compensation Committee has determined that offering severance benefits (which may be payable in the event of a qualifying termination of employment prior to or following a change of control) is beneficial in recruiting and retaining executives and also encourages the retention of our officers during the pendency of a potential change of control transaction or other organizational changes within the Company. Our severance benefits and protections are intended to provide for the payment of severance benefits to the executive officers in the event their employment with the Company is involuntarily terminated without cause (including in case of death or disability) or they resign for good reason and to encourage the executive officers to continue employment in the event of a potential "change of control." The Compensation Committee believes that these benefits serve to enhance shareholder value and align our officers' interests with those of our shareholders. While the Executive Employment Agreement provides for severance benefits, the benefits provided by these agreements are generally more limited compared to prior agreements.

Shareholder Rights

Restrictions on Voting Rights and Representation

According to Article 17 of our Articles of Association, each share has the right to one vote. Generally, there are no restrictions on voting our shares other than as set forth in Articles 7 and 9 of our Articles of Association.

Article 7 of our Articles of Association generally provides that a person recorded in our share register shall notify the share registrar of any change in address. Until such notification shall have occurred, all written communication from the Company to persons recorded in our share register shall be deemed to have validly been made if sent to the address recorded in the share register. Article 7 also provides that an acquirer of our shares shall be recorded upon request in the share register as a shareholder with voting rights; provided, however, that any such acquirer expressly declares to have acquired the shares in its own name and for its own account, save that the Board may record nominees who hold our shares in their own name, but for the account of third parties, as shareholders of record in the share register of the Company. Beneficial owners of our shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee. After hearing the registered shareholder concerned, the Board may cancel the registration of such shareholder as a shareholder with voting rights in the share register with retroactive effect as of the date of registration, if such registration was made based on false or misleading information. The relevant shareholder shall be informed promptly of the cancellation.

Article 9 of our Articles of Association generally provides that the Company shall only accept one representative per share. Additionally, voting rights and appurtenant rights associated therewith may be exercised in relation to the Company by a shareholder, usufructuary of shares or nominee only to the extent that such Person is recorded in the share register with the right to exercise his voting rights.

Shares held in treasury do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits, including dividends, preferential subscription rights in the event of share capital increases and advance subscription rights, generally applicable to the shares. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

Resolutions and Statutory Quorums

Pursuant to our Articles of Association, the shareholders generally pass resolutions upon the relative majority of the votes cast at the general meeting of shareholders (not counting broker non-votes, abstentions and blank or invalid ballots), unless otherwise provided by law (including stock exchange regulations) or our Articles of Association.

In accordance with the Swiss Code of Obligations ("CO"), our Articles of Association require the affirmative vote of at least (a) two-thirds of the voting rights and (b) the absolute majority of the par value of the registered shares, each as represented (in person or by proxy) at a general meeting, to approve the following matters:

- the amendment to or the modification of the purpose of the Company;
- the creation or cancellation of shares with privileged voting rights;
- the restriction on the transferability of shares and the cancellation of such restriction in relation thereto;
- the restriction on the exercise of the right to vote and the cancellation of such restriction;
- an authorized or conditional increase in the nominal share capital;
- an increase in the share capital through (i) the conversion of capital surplus, (ii) a contribution in kind or an acquisition of assets, or (iii) a grant of special privileges;
- the limitation or withdrawal of preferential subscription rights or advance subscription rights;
- a change in the place of incorporation of the Company;
- the conversion of registered shares into bearer shares and vice versa;
- the dissolution of the Company; and
- the removal of a member of the Board.

Pursuant to our Articles of Association, the presence of shareholders, in person or by proxy, holding at least two-thirds of the registered shares recorded in our share register and generally entitled to vote at a meeting is a quorum required for the transaction of the following business:

- the adoption of a resolution with respect to the removal of a serving director; and
- the adoption of a resolution to amend the following provisions of the Articles:
  - Article 21 — which sets forth the quorum at a general meeting required for certain matters,
  - Articles 18 and 20 — which set forth the level of shareholder approval required for certain matters,
  - Article 22 — which sets forth the number of directors,
  - Article 23 — which sets forth the term of office of a director, and
  - Article 24 — which sets forth the organization and remuneration of the Board.

The presence of shareholders, in person or by proxy, holding at least one-third of the registered shares recorded in our share register and generally entitled to vote at a meeting is a quorum required for the transaction of any other business. Under the CO, the Board has no authority to waive quorum requirements set forth in the Articles of Association. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

Agenda

Under our Articles of Association, any shareholder satisfying the requirements of Article 699 CO may request that an item be included on the agenda of a general meeting of shareholders. An inclusion of an item on the agenda must be requested in writing at least 60 and no more than 90 calendar days prior to the scheduled and announced date of the next general meeting of shareholders. The request must specify the relevant agenda items and proposals, together with evidence of the required shareholdings recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules and regulations of the SEC. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

Shareholder proposals to be included in the proxy materials related to our proxy statement prepared pursuant to SEC rules for an annual general meeting must comply with Rule 14a-8 of the Exchange Act to be considered for inclusion in the proxy statement for that meeting. For any matters submitted outside the process of Rule 14a-8, a request for inclusion of an item on the agenda or a nominee must satisfy the requirements set out in the above paragraph.

Any shareholder proposal, whether or not to be included in our proxy materials, must be sent to our Secretary at 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland.

No resolution may be passed at a general meeting of shareholders concerning an agenda item in relation to which due notice was not given. Proposals made during a general meeting of shareholders to (i) convene an extraordinary general meeting or (ii) initiate a special investigation in accordance with Article 697a CO are not subject to the due notice requirement set forth herein.

No prior notice is required to bring proposals related to items already on the agenda or for the discussion of matters on which no vote is to be taken.

Inscription into Share Register

A share register of our registered shareholders is maintained by American Stock Transfer & Trust Company, LLC, which acts as transfer agent and registrar of the Company. Each shareholder recorded in the share register as of the record date for the meeting is entitled to participate at the General Meeting of Shareholders and in any vote taken. The Board shall issue the particulars of the right to representation and participation at the General Meeting of Shareholders in procedural rules.

Swiss Takeover and Change of Control Matters

Duty to Make an Offer

Pursuant to the applicable provisions of the Swiss Federal Act on Stock Exchanges and Securities Trading (the "SESTA"), any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold 33⅓% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's Articles of Association may either eliminate this provision of the SESTA or may raise the relevant threshold to 49% ("opting-out" or "opting-up," respectively). Our Articles of Association do not contain an opting-out or opting-up provision. For your reference, our Articles of Association can be found at: *http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.*

A waiver of the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Federal Market Supervisory Authority FINMA under certain circumstances. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the SESTA and the implementing ordinances thereunder.

There is no obligation to make a takeover bid under the SESTA if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law, or execution proceedings.

Change of Control Clauses

The equity plans and related grant and award agreements in which members of our Board and senior management participate generally provide for the vesting of relevant grants and awards and acceleration of certain benefits upon a change of control. For certain outstanding option awards, our Board has the discretion upon a change of control whether to accelerate the vesting of the outstanding award, or require the award to be substituted or otherwise adjusted.

Potential Payments Upon Termination or Change of Control

The following summarizes the potential payments upon termination or change of control to our executive officers as of December 31, 2012 (excluding Mr. Becnel, who was no longer employed by the Company on that date). The potential payments described in this section assume the triggering event occurred on December 31, 2012.

Executive Employment Agreements

Under the terms of the Executive Employment Agreements, if the executive's employment is terminated, whether as a result of death, "disability," "good reason," "cause" or otherwise (each term as defined in the Executive Employment Agreements), the executive officer (or his estate) will generally be entitled to receive the following compensation:

- any unpaid salary and accrued vacation earned through the date of termination of employment (the "Earned Unpaid Salary");
- all benefits to which the executive is entitled or vested (or becomes entitled or vested as a result of termination) under the terms of all employee benefit and compensation plans, agreements, arrangements, programs, policies, practices, contracts or agreements in which the executive was a participant at the time of termination (the "Benefits Payment");
- an amount equal to the target bonus amount that would be payable in the year of termination (pro-rated to the date of termination) (the "Bonus");
- an amount equal to the sum of the base salary at the time of termination added to the Bonus, multiplied by three in the event of a termination by us other than for cause or by the executive for good reason (other than non-renewal, as defined below) and multiplied by one in the case of a termination due to death, disability or for a termination for good reason due to the Company's non-renewal of the agreement (the "Salary and Bonus Payment");
- any benefits payable under our retirement plans as of the date of termination (the "Retirement Plan Payment");
- all dental and health benefits under any plans that are provided to the executive and his or her family prior to termination would be maintained after termination for a period of one to three years or such longer period as the plans may require, provided the executive makes his required contribution and that such benefits are secondary to any benefits offered by another employer (the "Healthcare Benefit"); and
- up to a maximum of USD 35,000 for outplacement services for the executive, the provider of which would be selected and paid directly by us (the "Outplacement Benefit") for a period not extending beyond the last day of the second taxable year following the taxable year in which the executive's termination occurs.

Under the Executive Employment Agreements, we will make required payments (other than the pro-rata bonus payment for the year of termination, which will be paid at the time bonus payments for that year would normally be paid) within 30 days after the date of the participant's section 409A separation from service with the Company. However, if the participant is a section 409A specified employee, these payments will be made on the date that is six months following date of such separation from service with such payments (along with the Retirement Plan Payment) bearing interest at the prime rate per annum as of the date of termination.

The Executive Employment Agreements provide that if the employee is a participant in our now frozen retirement plan, he will be entitled to a "gross up payment" that is limited solely to the payments of penalties, excise or other taxes incurred by them pursuant to Section 457A of the Code with respect to accrued benefits under our retirement plans. The Company does not believe that Section 457A would impose any such penalties, excise or other taxes. The Executive Employment Agreements expressly exclude gross-ups previously provided under those retirement plans. The Executive Employment Agreements do not provide for any other type of "gross up payments."

Under the Executive Employment Agreements:

(i) "cause" is defined as the willful and continued failure to substantially perform the executive's duties with the Company (other than failure resulting from incapacity due to mental or physical illness or anticipated failure after the executive has provided a notice to termination for good reason) after written demand is made by the Board, or the willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

(ii) "disability" is defined as the absence of the executive from his duties on a substantial basis for 120 calendar days as a result of incapacity due to mental or physical illness. If we determine that the executive is disabled, the executive has 30 days from the date of our notice to the executive of intent to terminate employment by reason of disability to return to full-time performance of his duties. The executive may terminate his employment for disability if a physician selected by the executive determines that a disability has occurred.

(iii) "good reason" generally means the occurrence of any of the following:

- the assignment to the executive of any position, authorities, duties or responsibilities that are materially inconsistent with the executive's position, authorities, duties or responsibilities as provided in the Executive Employment Agreement or any other action that results in a material diminution of the executive's position, authorities, duties or responsibilities;
- a relocation of the executive;
- a material breach by the Company of the Executive Employment Agreement;
- the Company's giving of notice that the Executive Employment Agreement term will not be extended ("non-renewal"); or
- the failure by the Company to require any successor to perform the Executive Employment Agreement between the executive and the Company. Following a change of control or other transaction in which our registered shares cease to be publicly traded, "good reason" also will be deemed to exist if the executive is assigned to any position, authority, duties or responsibilities that are not at the ultimate parent company of the surviving entity.

(iv) "change of control" is generally deemed to occur if:

- any person acquires 20% or more of our registered shares;
- at least two-thirds of the members of the current Board cease to be directors other than in specified circumstances;
- upon the consummation of a merger or similar transaction other than (1) a transaction in which the shareholders beneficially owning the registered shares outstanding immediately prior to the transaction represent at least two-thirds of the voting power immediately after the transaction, (2) a transaction in which no person owns 20% or more of the outstanding registered shares or voting power of the surviving entity, and (3) a transaction in which at least two-thirds of the members of the surviving entity are current members of the Board at the time the transaction was approved; or
- approval or adoption by the Board or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

The Executive Employment Agreements contain a confidentiality provision. In no event, however, will an asserted violation of the confidentiality provision constitute a basis for deferring or withholding any amounts otherwise payable to the executive under the Executive Employment Agreement.

Similarly, the Executive Employment Agreements contain non-competition and non-solicitation provisions which are generally applicable for one year from when the executive ceases to be employed. The non-competition restrictions do not apply if the executive terminates employment for any reason within one year following a change of control. Additionally, if the executive voluntarily terminates employment other than for good reason, the non-competition restrictions shall apply only if (i) the Company notifies the executive of its intent to enforce the non-competition provisions within 15 days following the executive's separation from service and (ii) the Company pays the executive a lump sum amount equal to the sum of the annual base salary received by the executive as of the date of termination and the executive's target annual bonus for the fiscal year during which the termination occurs.

We are required to pay legal fees and expenses incurred by the executive in any disputes regarding his employment agreement, so long as the executive undertakes to reimburse the Company for such amounts paid if the executive is determined to have acted in bad faith in connection with the dispute.

There are no additional rights granted to executives under the Executive Employment Agreements as a result of a change of control, other than providing that an executive can terminate his Executive Employment Agreement in connection with a change of control for a material diminution of the executive's position, authority, duties or responsibilities (which will constitute good reason). Further, the Executive Employment Agreements provide that the Company will require any successor to all or substantially all of the Company's business and/or Company's assets to expressly assume and agree to perform the Executive Employment Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement at or prior to the effectiveness of any such succession will entitle the executive officer to compensation from the Company in the same amount and on the same terms as the executive would be entitled if the executive were to terminate employment for good reason after a change of control, except that, (i) for purposes of implementing the foregoing, the date on which any such succession becomes effective will be deemed the date of termination and (ii) the Company will be given the opportunity to cure the foregoing.

Payments to Former Executive Officer

In October 2012, Mr. Becnel received a lump sum payment of USD 7,549,368 pursuant to his 2010 employment agreement in connection with the termination of his employment and of USD 4,669,446 from the SERP. The payment was made in USD and was net of a 35% hypothetical tax deduction, as Mr. Becnel was a U.S. expatriate in Switzerland at the time of his termination. In addition, Mr. Becnel received vested equity awards valued at USD 1,993,253 and certain transition-period expatriate benefits (housing and schooling) valued at USD 100,228. He also received distributions of previously earned and vested shares valued at USD 581,835 under our deferred compensation plan and USD 3,590,963 under the SERP. Mr. Becnel is also entitled to receive a healthcare benefit valued at USD 980,121. Healthcare coverage will continue for three years following his termination and will be paid directly by the Company and then continues for life under the SERP. Under his employment agreement, the Company is required to pay, on a grossed-up basis, any additional tax or excise tax, interest and penalties imposed under sections 409A, 457A and/or 4999 attributable to any payments or distributions made to Mr. Becnel by the Company under the agreement and under any other plans or other agreements with the Company. We no longer have any executive employment agreements on these terms and do not intend to enter into any on these terms in the future.

Auditing Body

Date of Assumption and Term of Office of Lead Auditor

Our independent registered public accounting firm and our statutory auditor are appointed and elected, respectively, each year by our shareholders at our annual general meeting. Since 2009 (including for the year ended December 31, 2012), Ernst & Young LLP has been our independent registered public accounting firm and Ernst & Young Ltd, Zurich has been our statutory auditor. Robin Errico has been the lead auditor since 2009. The lead auditor will be rotated every seven years in accordance with Swiss law. On March 7, 2013, the Audit Committee decided not to re-appoint Ernst & Young LLP as our independent registered public accounting firm. At the 2013 Annual General Meeting, our shareholders will be asked to ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013 and elect KPMG AG as Weatherford's Swiss statutory auditor for the year ending December 31, 2013.

Audit Fees and Additional Fees

The following table presents fees for professional audit services rendered by Ernst & Young LLP and Ernst & Young Ltd., Zurich for the audit of the Company's annual consolidated financial statements and statutory financial statements for the years ended December 31, 2012 and 2011, and fees billed for other services rendered by Ernst & Young LLP and other member firms of Ernst & Young Global Limited during those periods. All fees were approved by the Audit Committee pursuant to its pre-approval policy.

	2012	2011
Audit fees[1]	$ 23,993,000	$ 14,302,000
Audit-related fees[2]	135,000	288,000
Tax fees[3]	226,000	290,000
All other fees[4]	141,000	33,000
TOTAL	**$ 24,495,000**	**$ 14,913,000**

(1) *Audit fees consist of professional services rendered for the audit of the Company's annual financial statements, the audit of the effectiveness of the Company's internal controls over financial reporting and the reviews of the Company's quarterly financial statements. This category also includes fees for issuance of comfort letters, consents, assistance with and review of documents filed with the SEC, statutory audit fees, work performed by tax professionals in connection with the audit and quarterly reviews and accounting consultations and research work necessary to comply with the standards of the Public Company Accounting Oversight Board (United States). Fees are presented in the period to which they relate versus the period in which they were billed.*

(2) *Audit-related fees include consultations concerning financial accounting and reporting matters not required by statute or regulation as well as fees for employee benefit plan audits.*

(3) *Tax fees consist of non-U.S. tax compliance, planning and U.S./non-U.S. tax-related consultation.*

(4) *Other services performed include certain other advisory services and do not include any fees for financial information systems design and implementation.*

Informational Instruments Pertaining to External Audit

The Audit Committee has established a pre-approval policy for all audit and non-audit services to be provided by the independent auditor.

There are two types of pre-approval. "General" pre-approval is based on pre-determined types of services. "Specific" pre-approval is required for certain types of services or if a service is expected to exceed budgeted amounts. "Specific" pre-approval must be obtained through direct communications with the Audit Committee or the Chairman of the Audit Committee, to whom the Audit Committee has delegated pre-approval authority. The Chairman must report any pre-approved decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee has designated the Company's Vice President of Audit Services to monitor and report on the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the pre-approval policy. The Vice President of Audit Services periodically reports to the Audit Committee regarding the results of his or her monitoring.

During the year ended December 31, 2012, the Audit Committee met with our auditors eleven times.

Information Policy

Weatherford publishes an annual report each year that provides information on Weatherford and its consolidated subsidiaries' results and operations, as required by Swiss law and U.S. securities laws (which requirements this Annual Report satisfies). In addition to this Annual Report and as required by U.S. securities laws, Weatherford prepares an annual report on Form 10-K each year and quarterly reports on Forms 10-Q, each of which are filed with the SEC. Weatherford discloses annual and quarterly financial results in accordance with U.S. GAAP. In addition, Weatherford files periodic reports on Forms 8-K that are filed with or furnished to the SEC and issues notices and press releases from time to time as required by applicable law or pursuant to its corporate policies. Copies of these materials are available on our website at *www.weatherford.com*.

Any record shareholder may obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836 4000. Copies of any exhibits to the Company's Form 10-K also are available upon written request subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website. You can access our push/pull information system at *http://www.weatherford.com/AboutWeatherford/InvestorRelations/* by clicking on "RSS Feed" and "Email Alert." Investors may email *investor.relations@weatherford.com* to request publicly available information.

This page intentionally left blank.

This page intentionally left blank.

This page intentionally left blank.

This page intentionally left blank.

CORPORATE HEADQUARTERS

Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland
+41 22 816 1500

2013 INDEPENDENT REGISTERED ACCOUNTING FIRM

KPMG LLP
811 Main Street, Suite 4500
Houston, TX 77002
USA

2012 INDEPENDENT REGISTERED ACCOUNTING FIRM

Ernst & Young LLP
5 Houston Center
1401 McKinney St., Suite 1200
Houston, TX 77010
USA

2013 SWISS AUDITOR (Proposed)

KPMG
Badenerstrasse 172
8026 Zurich
Switzerland

2012 SWISS AUDITOR

Ernst & Young Ltd.
Brandschenkestrasse 100
8022 Zurich
Switzerland

LEGAL COUNSEL

Baker & McKenzie

Rue Pedro-Meylan 5
Geneva 1208
Switzerland

711 Louisiana, Suite 3400
Houston, TX 77002
USA

STOCK DATA

New York Stock Exchange
Symbol: WFT
Swiss Stock Exchange
Symbol: WFT
NYSE Euronext Paris
Symbol: WFT

FINANCIAL INFORMATION

Financial analysts and shareholders seeking information about Weatherford International Ltd. should contact our U.S. Investor Relations department at 2000 St. James Place, Houston, TX 77056, USA. Our telephone number at that location is +1 713 836 4000.

We will provide to any shareholder a copy of our annual report, without charge, upon written request. Financial information may also be obtained by visiting our website at http://www.weatherford.com.

CORPORATE INFORMATION

REGIONAL OFFICES

Asia Pacific
Level 25 Gtower
199 Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
+60 3 2168 6000

Canada
333 5th Avenue S.W., Suite 1100
Calgary, Alberta
T2P 3B6
Canada
+1 403 693 7500

Europe, Caspian Sea
Souterhead Road
Aberdeen, Scotland
AB12 3LF
+44 (0) 1224 380200

Latin America
Blvd. Manuel Avila Camacho 40, 23rd floor
Col. Lomas de Chapultepec, 11000
Mexico City
Mexico

Middle East, North Africa
4h Interchange, Al Barsha
Sheikh Zayed Road
Al-Khaimah Building II
Dubai UAE
+9 71 4 312 5000

Russia
4, 4th Lesnoy Pereulok
13th floor
Moscow
Russia
125047
+7 495 775 47 12

Sub-Sahara Africa
Lincoln House Eton Office Park
CNR Sloane and Harrison Street
Bryanston
Johannesburg
South Africa
+27 11 2674400

United States
2000 St. James Place
Houston, TX 77056
USA
+1 713 836 4000


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C013980





Weatherford®

Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland
+41 22 816 1500

weatherford.com

